AT&T Wireless

Paul

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Keeps up on sports via a hands-free connection

Wirelessly tracks packages with AT&T Wireless



AT&T Wireless Annual Report 2003

selected financial highlights

Dollars in millions except per share amounts, ARPU, and CPGA

Year ended December 31	2003	2002	Change
Revenue			
Services Revenue	$ 15,659	$ 14,483	8.1%
Total Revenue	$ 16,695	$ 15,631	6.8%
Operating Income (Loss)[1]	$ 1,213	$ (268)	570.3%
OIBDA[1], excluding licensing costs impairments	$ 4,477	$ 3,822	17.1%
OIBDA Margin[2], excluding licensing costs impairments	28.6%	26.4%	220 b.p.[3]
Income (Loss) from Continuing Operations[4]	$ 442	$ (2,205)	120.0%
Net Income (Loss) Available to Common Shareholders[4]	$ 429	$ (2,342)	118.3%
Per AT&T Wireless Common Share			
(Basic and Diluted Share)			
Net Income (Loss) Available to Common Shareholders[4]	$ 0.16	$ (0.87)	
Capital Expenditures, including internal-use software	$ 3,077	$ 5,127	(40.0%)
Subscribers (in thousands)[5]	21,980	20,859	5.4%
Average Churn	2.6%	2.6%	—
Average Revenue per User (ARPU)	$ 59.80	$ 60.20	(0.7%)
Average Minutes of Use per Subscriber (MOU)	541	477	13.4%
Cost per Gross Subscriber Addition (CPGA)	$ 377	$ 377	—

1 OIBDA is defined as operating income (loss) before depreciation and amortization. 2003 Operating income (before depreciation and amortization and excluding licensing costs impairments) of $4,477 million is calculated as OIBDA of $4,394 million plus licensing costs impairments of $83 million. 2002 Operating income (before depreciation and amortization and excluding licensing costs impairments) of $3,822 million is calculated as OIBDA of $2,493 million plus licensing costs impairments of $1,329 million.

2 Calculated as a percentage of services revenue. 2003 and 2002 exclude 0.5 percent and 9.2 percent, respectively, impact from the impairment of licensing costs.

3 b.p. refers to basis points.

4 Loss from Continuing Operations in 2002 includes licensing costs impairments of $1,329 million and investment-related impairments totaling $1,184 million.

5 Total subscribers in consolidated markets as of the end of each year.

AT&T Wireless

John D. Zeglis
Chairman & CEO

16331 NE 72nd Way, Bldg. 1
Redmond, WA 98052

Dear shareholders,

Cingular and AT&T Wireless have entered into a *Merger Agreement* for Cingular to acquire AT&T Wireless for $41 billion in an all-cash transaction valued at $15 a share. This represents a handsome premium for our shareholders, and our Board of Directors recommends that you approve the transaction. To fully understand what this would mean for you, and why your Board of Directors proposes it, please read the enclosed proxy.

This transaction marks a turning point in our company's history, but it is not disconnected from either our vision or our performance. It is an affirmation of AT&T Wireless and of the wireless vision that will continue as part of an even larger company—a company that can deliver even better service and benefits to its customers.

This deal also gives you as shareholders the opportunity to participate in a value-generating transaction, and that is exactly what a publicly-held company is supposed to do.

The fact that we had the right assets at the right time to make this transaction possible was no accident. We've built our company over the four years since our initial share offering one customer, one tower, and one innovation at a time. Put it all together and the results are AWE-some.

In the past four years:

- We've just about doubled our footprint—from 114 to 226 million PoPs.
- We've more than doubled our subscribers.
- We've more than doubled our revenues.
- We've built a brand-new GSM network and turbo-charged it with a software upgrade called EDGE. EDGE provides speeds nearly double other national wireless data networks and is up to three times faster than traditional wired dial-up services.
- We've created a wireless multimedia future with the right technology choices and the right strategy.
- And we've done it all while building one of the best balance sheets in the business.

The level of interest these accomplishments have generated, as shown by the merger offer from Cingular, is the ultimate compliment to the hard work of the people at AT&T Wireless and to the confidence that our investors and customers have placed in us.

Even though we had some much-publicized problems in the fourth quarter, we still met our goals in 2003, and delivered many more highlights than lowlights. For the year:

- Our services revenue was up over 8%.
- Our operating income before depreciation and amortization, excluding licensing costs impairments, was up over 17%*—significantly more than our revenue growth. And this is the relationship we strive for.
- Our OIBDA margin continued to expand—to 28.6%.**
- We had our first-ever year of positive free cash flow, generating over $1 billion.***
- We pioneered text messaging for TV, and set the standard for it with our *American Idol* sponsorship.
- We launched the country's fastest, nationwide wireless data network with EDGE.
- All in, our data revenue more than doubled in 2003. And counting SMS, 70% of our GSM customers are data users.

Cingular recognized the value of the company we created, and the value that our new combined company can deliver. Following all the required approvals, including yours, the two largest U.S. wireless companies on the global GSM standard will become a single wireless winner.

Though AT&T Wireless will cease to have publicly-traded stock at the completion of this merger, the wireless vision that we developed and that you have supported will go on—bigger, bolder, and closer to reality than ever.

As of today, the new combined company would have one of the most advanced digital networks in the United States, with spectrum in 49 states and coverage in 97 of the top 100 cities.

That larger combined company will be poised to implement a grand wireless vision, and no one is a more enthusiastic advocate of that vision than I am. The vision is of a future that offers its customers access to all the world's people, all the world's information, and all the world's computing power—in the palms of their hands, whenever they need it, from wherever they stand on the face of the earth.

I want to thank you for your investment in AT&T Wireless, for your on-going dialogue with me about our company, and for your partnership in our grand wireless vision. AT&T Wireless has had quite a run, and I believe the best days in wireless are still ahead.

John D. Zeglis
Chairman & CEO
AT&T Wireless

* Refer to footnote #1 on the inside front cover of the enclosed 2003 Annual Report.
** Refer to footnote #2 on the inside front cover of the enclosed 2003 Annual Report.
*** Refer to page 33 of the enclosed 2003 Annual Report for Free Cash Flow discussion.

2003 Financials

Contents

2 Selected Historical Financial Data
4 Management's Discussion and Analysis of Financial Condition and Results of Operations
43 Report of Management
43 Report of Independent Auditors
44 Consolidated Financial Statements
48 Notes to Consolidated Financial Statements
85 Shareholder Information

selected historical financial data

AT&T Wireless Services, Inc. and Subsidiaries
(In millions, except per share amounts)
(Unaudited)

For the Years Ended December 31,	2003	2002	2001	2000	1999
Statement of Operations Data[1]:					
Revenue	**$ 16,695**	$ 15,631	$ 13,610	$ 10,446	$ 7,627
Operating income (loss)	**1,213**	(258)	598	237	(569)
Income (loss) from continuing operations	**442**	(2,205)	200	828	(345)
Income (loss) from discontinued operations	**—**	47	(1,087)	(170)	(60)
Cumulative effect of change in accounting principle	**—**	(166)	—	—	—
Net income (loss)	**442**	(2,324)	(887)	658	(405)
Accretion of mandatorily redeemable preferred stock[2]	**13**	18	—	—	—
Dividends on preferred stock held by AT&T, net	**—**	—	76	130	56
Net income (loss) available to common shareholders	**429**	(2,342)	(963)	528	(461)
Income (loss) from continuing operations available to common shareholders per share — basic and diluted	**$ 0.16**	$ (0.82)	$ 0.05	$ 0.28	$ (0.16)
Income (loss) from discontinued operations per share — basic and diluted	**$ —**	$ 0.01	$ (0.43)	$ (0.07)	$ (0.02)
Cumulative effect of change in accounting principle per share — basic and diluted	**$ —**	$ (0.06)	$ —	$ —	$ —
Net income (loss) available to common shareholders per share — basic and diluted	**$ 0.16**	$ (0.87)	$ (0.38)	$ 0.21	$ (0.18)
Weighted average shares — basic	**2,713**	2,686	2,530	2,530	2,530
Weighted average shares — diluted	**2,715**	2,686	2,532	2,532	2,530
Cash dividends declared per common share	**—**	—	—	—	—
Balance Sheet Data[1]:					
Assets of continuing operations	**$ 47,802**	$ 45,806	$ 41,634	$ 34,313	$ 23,111
Assets of discontinued operations	**—**	—	88	989	401
Total assets	**47,802**	45,806	41,722	35,302	23,512
Total debt	**10,459**	11,057	6,705	2,551	3,558
Mandatorily redeemable preferred stock[2]	**177**	151	—	—	—
Preferred stock held by AT&T	**—**	—	—	3,000	1,000
Mandatorily redeemable common stock	**7,664**	7,664	7,664	—	—
Total shareholders' equity	**20,663**	19,697	19,281	21,877	12,997

1 All periods reflect the fixed wireless business as discontinued operations.

2 In accordance with the adoption of SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," on July 1, 2003, AT&T Wireless Services reclassified its mandatorily redeemable preferred stock to other long-term liabilities. Additionally, on a prospective basis, the interest accretion is classified as interest expense.

3 OIBDA is defined as operating income (loss) before depreciation and amortization. OIBDA margin is calculated as OIBDA divided by services revenue. OIBDA and OIBDA margin are non-generally accepted accounting principles (GAAP) financial measures. They differ from operating income (loss), as calculated in accordance with GAAP in that they exclude depreciation and amortization, and differ from net income (loss) as calculated in accordance with GAAP in that they exclude (i) depreciation and amortization, (ii) other income (expense), (iii) interest expense, (iv) provision for income taxes, (v) net equity earnings (losses) from investments in unconsolidated subsidiaries, (vi) income (loss) from discontinued operations, and (vii) cumulative effect of change in accounting principle. We believe OIBDA and OIBDA margin to be relevant and useful information to our investors as these measures are an integral part of our internal management reporting and planning process and are the primary measures used by our management to evaluate the operating performance of our consolidated operations. They are used by management as a measurement of our success in acquiring, retaining, and servicing customers because we believe these measures reflect our ability to generate and grow subscriber revenues while providing a high level of customer service in a cost-effective manner. Management also uses these measures as a method of comparing our performance with that of many of our competitors. The components of OIBDA include the key revenue and expense items for which our operating managers are responsible and upon which we evaluate their performance. Additionally, our $2.5 billion credit facility (under which no amounts are currently outstanding) requires us to maintain certain financial ratios, including a specified ratio of net-debt-to-operating income excluding depreciation and amortization expenses and impairment charges. Lastly, we use OIBDA for planning purposes, and in presentations to our board of directors, and we use multiples of current or projected OIBDA in our discounted cash flow models to determine the value of our licensing costs and our overall enterprise valuation.

OIBDA excludes other income (expense) and net equity earnings (losses) from investments in our unconsolidated subsidiaries, as these do not reflect the operating results of our subscriber base and our national footprint that we utilize to obtain and service our subscribers. Net equity earnings (losses) from investments in unconsolidated subsidiaries represent our proportionate share of the net income (loss) of equity investments in which we exercise significant influence, but do not control. As we do not control these entities, our management excludes these results when evaluating the performance of our primary operations. Although excluded, net equity earnings (losses) from investments in

selected historical financial data

AT&T Wireless Services, Inc. and Subsidiaries
(In millions, except per share amounts)
(Unaudited)

For the Years Ended December 31,	2003	2002	2001	2000	1999
Cash Flow Data[1]:					
Net cash provided by operating activities of continuing operations	**$ 4,559**	$ 2,975	$ 2,734	$ 1,786	$ 913
Capital expenditures, including internal-use software	**(2,774)**	(5,302)	(5,205)	(3,601)	(2,135)
Distributions and sales of unconsolidated subsidiaries	**731**	367	882	360	236
Contributions, advances, and purchases of unconsolidated subsidiaries	**(71)**	(640)	(1,284)	(1,645)	(284)
Net (acquisitions) dispositions of consolidated businesses, including cash acquired	**(46)**	(78)	(3)	(4,763)	244
Net cash used in investing activities of continuing operations	**(2,302)**	(5,729)	(5,910)	(9,927)	(1,986)
Net (decrease) increase in debt due to AT&T	**—**	—	(2,438)	1,038	900
Repayment of debt due to others	**(742)**	(1,619)	—	—	—
Proceeds from issuance of long-term debt due to others, net of issuance costs	**—**	2,959	6,345	—	—
Redemption of preferred stock held by AT&T	**—**	—	(3,000)	—	—
Proceeds attributed from DoCoMo investment, net of costs	**—**	—	6,139	—	—
Proceeds attributed from AT&T Wireless Group tracking stock offering	**—**	—	—	7,000	—
Proceeds from AT&T Wireless Services common stock and AT&T Wireless Group tracking stock issued	**30**	427	68	41	—
Transfers from former parent, AT&T	**—**	—	—	1,001	344
Net cash (used in) provided by financing activities of continuing operations	**(287)**	1,763	7,034	8,947	1,234
Net cash used in discontinued operations	**—**	(8)	(568)	(749)	(183)
Other Financial Data:					
OIBDA[3]	**$ 4,394**	$ 2,493	$ 3,100	$ 1,876	$ 662
OIBDA margin[3]	**28.1%**	17.2%	24.7%	20.0%	9.7%

unconsolidated subsidiaries may include results that are material to our overall net income (loss). During 2002, net equity earnings (losses) from investments in unconsolidated subsidiaries included $939 million representing our proportionate share of impairment charges recognized by these entities, as well as impairment charges that we recorded as the decline in fair value of several investments was deemed to be other than temporary. We may record impairment charges in the future if there are further declines in the fair values of our investments, which we deem to be other than temporary. OIBDA also excludes interest expense and the provision for income taxes. Excluding these items eliminates the expenses associated with our capitalization and tax structures. Finally, OIBDA excludes depreciation and amortization expenses, in order to eliminate the impact of capital investments, which management believes is better evaluated through its effect on free cash flow.

We believe OIBDA as a percentage of services revenue to be a more relevant measure of our operating margin than OIBDA as a percentage of total revenue. We generally subsidize a portion of our handset sales, all of which is recognized in the period in which we sell the handset. This results in a disproportionate impact on our margin in that period. Management views this equipment subsidy as a cost to acquire or retain a subscriber, which is recovered through the ongoing services revenue that is generated by the subscriber. We also use services revenue to calculate margin to facilitate comparison, both internally and externally, with our competitors, as they calculate their margins using services revenue as well.

There are material limitations to using measures such as OIBDA and OIBDA margin, including the difficulty associated with comparing these performance measures as we calculate them to similar performance measures presented by other companies, and the fact that these performance measures do not take into account certain significant items, including depreciation and amortization, interest, and tax expense and net equity earnings (losses) from investments in unconsolidated subsidiaries, that directly affect our net income or loss. Management compensates for these limitations by carefully analyzing how our competitors present performance measures that are similar in nature to OIBDA as we present it, and considering the economic effect of the excluded expense items independently as well as in connection with their analysis of net income (loss) as calculated in accordance with GAAP. OIBDA and OIBDA margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. OIBDA and OIBDA margin, as we have defined them, may not be comparable to similarly titled measures reported by other companies. See "OIBDA Discussion" within "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a reconciliation of OIBDA and OIBDA margin to their most comparable measures under GAAP.

management's discussion and analysis of financial condition and results of operations

Overview

We are the second-largest wireless communications service provider in the United States based on revenues for 2003. We seek to expand our customer base and revenue stream by providing high-quality, innovative wireless voice and data services. As of December 31, 2003, we had 22.0 million consolidated subscribers. For the year ended December 31, 2003, we had $16.7 billion of total consolidated revenues.

We currently provide wireless voice and data services principally over two separate, overlapping networks. One network uses time division multiple access, or TDMA, as its signal transmission technology. As of December 31, 2003, it covered an aggregate population, which the wireless industry refers to as "POPs," of approximately 207 million, or 71 percent of the U.S. population. We also provide voice and enhanced data services over a separate network. This network uses the signal transmission technology known as global system for mobile communications, or GSM, for voice services and general packet radio service, or GPRS, and enhanced data rates for global evolution, or EDGE, for data services. As of December 31, 2003, this network covered approximately 220 million POPs, or 76 percent of the U.S. population. As of December 31, 2003, these two networks within our consolidated markets covered an aggregate of approximately 226 million POPs, or 78 percent of the U.S. population, and operated in 87 of the 100 largest U.S. metropolitan areas. We refer to this as our network footprint or service area. Our network footprint coverage is estimated using signal mapping technology and population data compiled by third parties. We also provide voice service on our analog network, as mandated by the Federal Communications Commission (FCC), and data service over a network utilizing packet switched data technology, or CDPD. We are phasing out our CDPD network as we increase data capabilities on our GSM/GPRS/EDGE network.

We supplement our own networks with roaming agreements that allow our subscribers to use other providers' wireless services in regions where we do not have network coverage. We refer to the area covered by our network footprint and roaming agreements as our coverage area. With these roaming agreements, as of December 31, 2003, we were able to offer our TDMA customers wireless services covering virtually the entire U.S. population and to provide voice and data services through our GSM and GPRS networks over approximately 88 percent and 83 percent, respectively, of the U.S. population. We also offer multi-mode devices that allow our customers to access analog, TDMA, and GSM/GPRS networks, providing them access to wireless service across the U.S., or to access TDMA and GSM/GPRS both in the U.S. and abroad, providing them access to wireless services around much of the world. We plan to continue to expand our service and coverage area and increase the capacity and quality of our GSM/GPRS/EDGE network through new network construction, acquisitions, joint ventures, and roaming arrangements with other wireless providers.

During 2003, we continued to grow our subscriber base and the profitability of our business. We grew our subscriber base 5 percent in 2003, with 1.1 million net consolidated wireless subscriber additions during the year. Services revenue increased by over 8 percent versus the prior year, to $15.7 billion. OIBDA (defined as operating income (loss) before depreciation and amortization) grew by over 76 percent from the prior year, to $4.4 billion, while our OIBDA margin continued to expand. Additionally, 2003 marked the first-ever year of positive free cash flow (defined as our cash flows from operating activities less capital expenditures), as we generated approximately $1.8 billion. We expanded our domestic GSM network which, along with affiliates and roaming partners, now covers more than 255 million POPs, while increasing our international roaming coverage to over 130 countries and jurisdictions. We launched our EDGE network, the fastest national wireless data network in North America. Also in 2003, we introduced many new products and services, including GoPhone® service, our pay-in-advance product, as well as enhanced mMode data services. And finally, our companywide initiative known as "Project Pinnacle" was launched in 2003 as a multi-year drive toward improved operating efficiency and margins.

Subscriber growth was 5 percent for 2003 as we ended the year with 22 million subscribers. The rate of subscriber growth declined relative to prior year rates due to slower growth within the wireless industry, a slight decrease in our gross subscriber additions, and higher levels of subscriber deactivations.

During 2003, we launched GoPhone service, our pay-in-advance product, which targets those consumers who do not want or have the ability to sign a long-term contract. We had over 500 thousand gross subscriber additions related to GoPhone service during 2003. Strong sales of GoPhone service helped to offset the decline in gross subscriber additions of our postpaid products. Sales of traditional prepaid products increased slightly during 2003, but traditional prepaid subscribers remained a mid-single-digit percentage of our overall subscriber base as of December 31, 2003.

Our churn rate for 2003 was 2.6 percent, consistent with the prior year. Subscriber deactivations during 2003 were unfavorably impacted by various factors including increased competition within the wireless industry, higher levels of contract expirations, the launch of wireless Local Number Portability (LNP), and difficulties we experienced implementing an upgrade to our GSM customer support systems, which had an adverse effect on subscriber activations and customer care. Subscriber churn was favorably impacted by a decline in our postpaid churn versus the prior year, which was benefited by implementation of our policy requiring deactivating customers to remain in service until the end of their billing cycle. The launch of LNP, which allows customers to leave a wireless carrier and take their phone number with them, and our systems challenges negatively affected our net subscriber additions and churn during the fourth quarter, which is typically our highest net subscriber addition quarter of the year. Subsequent to the launch of LNP in late November, we ported out more customers than we ported in. We expect elevated churn rates to exert negative pressure on subscriber growth rates through the first half of 2004.

Our ability to grow our subscriber base will be impacted by fluctuations in the rate of industry growth and continued competition within the industry. Our subscriber deactivations and churn levels will continue to be affected in future quarters by the impact of LNP and further competition within the industry. Our net subscriber growth has been impacted by adverse publicity concerning our network quality, customer care issues arising out of difficulties we experienced upgrading our customer care systems, and publicity surrounding numerous complaints arising out of difficulties we experienced implementing LNP in late 2003. This trend is likely to negatively affect revenue, OIBDA and cash flow growth through the first half of 2004.

Our services revenue grew over 8 percent during 2003. Average monthly revenue per user, or ARPU, was $59.80 for 2003, which represented a decline of 0.7 percent from the prior year ARPU of $60.20. Our ARPU during 2003 was impacted by a lower average revenue per minute, as more wireless minutes were offered within customers' monthly recurring charges. Offsetting the lower average revenue per minute were increases in per user contributions from wireless data revenues, international revenues, Universal Service Fund (USF) fees, and regulatory program fees.

To continue to grow our services revenue and maintain our ARPU, we will need to grow our subscriber base and increase our ability to offer and sell new services to our existing subscriber base, as well as to new subscribers. Our ability to grow services revenue will be limited by our elevated churn rates, negative trends in net subscriber additions, and increased credits and adjustments provided to our subscribers associated with customer retention efforts. Finally, wireless data and international revenues will continue to be an important source of our revenue growth. The deployment and expansion of our GSM/GPRS/EDGE network allows more of our subscribers the ability to purchase wireless data services and to access international roaming services. In addition, we believe our enhanced mMode data services introduced in November 2003 will have a positive impact on ARPU in 2004.

During 2003, we launched our companywide initiative known as "Project Pinnacle" in an effort to improve operating efficiency and margins. We recorded restructuring-related charges totaling $88 million during 2003 related to workforce reductions. In order to be successful at increasing our margins, we will need to continue to reduce our operating costs. In order to lower costs, we will need to reduce our churn levels, as the cost of retaining existing subscribers is generally much lower than the cost of acquiring new customers. Customer acquisition costs must also be lowered, in part through continuing to increase the percentage of sales through our lower cost direct distribution channels and increasing our GoPhone sales. Additionally, we must continue to lower incollect expenses and streamline our operations while reengineering our back-office functions, including IT, customer care, and billing. The expansion of, and continued migration of our customer base to, our GSM network will also be necessary for reducing our overall cost structure. Increased use of the GSM network will provide cost benefits, including reduced incollect expenses due to lower incollect rates, and lower equipment costs for GSM handsets.

2003 was our first-ever year of generating positive free cash flow. Our free cash flow for 2003 was approximately $1.8 billion, which included $511 million of an income tax refund and $245 million related to the termination of interest rate swap agreements during 2003. In addition to these items, our ability to generate positive free cash flow during 2003 resulted from strong OIBDA results, lower levels of capital expenditures, and improvements in many of our working capital metrics. These items were offset by our interest payments during the year.

Merger Announcement

On February 17, 2004, we entered into a merger agreement with Cingular Wireless LLC (Cingular) and certain of its affiliates. Under the terms of the agreement, which were approved by our board of directors and the boards of directors of BellSouth Corporation, SBC Communications Inc., and Cingular, our common shareholders will receive $15 cash per common share and our preferred shareholders will receive the then-applicable liquidation preference of their preferred shares, for an aggregate of approximately $41 billion, upon consummation of the transaction. The transaction is subject to our shareholders' approval, approval by regulatory authorities, and other closing conditions. The companies are seeking to close the transaction in the fourth quarter of 2004.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities as of the date of the financial statements and revenues and expenses during the periods reported. We base our estimates on historical experience, where applicable, and other assumptions that we believe are reasonable under the circumstances. Actual results may differ from our estimates under different assumptions or conditions.

There are certain critical estimates that we believe require significant judgment in the preparation of our Consolidated Financial Statements. We consider an accounting estimate to be critical if:

- It requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making the estimate, and
- Changes in the estimate or different estimates that we could have selected may have had a material impact on our financial condition or results of operations.

The following table presents information about the nature of and rationale for our critical accounting estimates:

Financial Statement Caption – Critical Estimate Item	Nature of Estimates	Assumptions/ Approach	Impact If Different
Services revenue Unbilled services revenue	Our billing cycle cut-off times require us to estimate a significant amount of services revenue earned but not yet billed at the end of each quarter.	We estimate our unbilled services revenue by reviewing historical minutes of use processed, adjusted for differences in the types and number of days, customer promotions, seasonality factors, and customer levels.	Actual services revenue could be greater or lower than amounts estimated due to customer levels and their usage differing from our adjusted historical experience. Adjustments are made in the following quarter for the differences between the actual services revenue billed and the previously accrued amounts. Historically, our adjustments have not been material.
Accounts receivable, net Allowance for doubtful accounts	The allowance for doubtful accounts reflects our estimate of losses resulting from the failure or inability of our customers to make required payments.	We estimate our allowance for doubtful accounts by applying estimated loss percentages against our aging of accounts receivable balances. The estimated loss percentages are updated periodically and are based on our historical write-off experience, net of recoveries.	Changes to allowances may be required if the financial condition of our customers improves or deteriorates; if we adjust our credit standards; or if we change our practices and resources associated with collection efforts. These may result in net write-off patterns that differ from historical experience. Historically, changes to our estimated loss percentages have not been material.
Property, plant, and equipment, net Useful lives of wireless communications equipment, buildings and improvements, and internal-use software and property, plant, and equipment valuation allowances	We estimate useful lives when recording depreciation and amortization expenses associated with our wireless communications equipment, buildings and improvements, and internal-use software. We record valuation allowances against our property, plant, and equipment for excess and obsolete equipment.	We periodically evaluate our useful lives considering factors such as changes in our technology, the rate of migration of our subscriber base between our TDMA and GSM/GPRS/EDGE networks, and other industry conditions to confirm that they continue to be appropriate. We record estimates for depreciation on assets that remain in our construction-in-progress (CIP) balance based upon an aging of the CIP balance. Our estimates for valuation allowances against our property, plant, and equipment are based upon specifically identified components of our property, plant, and equipment as well as by estimating an allowance considering current and historical write-offs.	Our estimated useful lives may be different than the actual economic lives, which will be impacted by the rate of migration of our TDMA subscribers to our GSM/GPRS/EDGE network, thereby resulting in different carrying values of our property, plant, and equipment. These factors could result in a change in our depreciable lives and therefore our depreciation expense in future periods. Historically, we have changed our estimated useful lives due to changes in technology and the rate of migration (see Note 2 to our Consolidated Financial Statements). Actual write-offs of our property, plant, and equipment for excess and obsolescence may differ from our estimates, thereby resulting in adjustments in future periods.

Financial Statement Caption – Critical Estimate Item	Nature of Estimates	Assumptions/ Approach	Impact If Different
Property, plant, and equipment, net Impairments of property, plant, and equipment	In accordance with SFAS No. 144, we review our property, plant, and equipment for impairment whenever events or circumstances indicate that their carrying amount may not be recoverable. Impairment reviews require a comparison of the estimated future undiscounted cash flows to the carrying value of the asset and/or group of assets. If the total of the undiscounted cash flows is less than the carrying value, an impairment charge is recorded for the difference between the estimated fair value and the carrying value of the asset and/or group of assets. Fair value is primarily determined using a discounted cash flow (DCF) model.	Significant assumptions required in determining the undiscounted cash flows of our property, plant, and equipment include: • The group of assets subject to the impairment review; • Current and future cash flows attributed to the group of assets; • Time period for which the assets will be held and used; and • Salvage value for the assets. Significant assumptions required in determining the fair value of our property, plant, and equipment are similar to those estimates required in determining the undiscounted cash flows, with the addition of an estimated discount rate to incorporate the time value of money and the risks inherent in future cash flows.	The use of different estimates or assumptions within our undiscounted cash flow model could result in undiscounted cash flows lower than the current carrying value of our assets, thereby requiring the need to compare the carrying values to their fair values. The use of different estimates or assumptions when determining the fair value of our property, plant, and equipment may result in different fair values for our property, plant, and equipment, and any related impairment charges. Additionally, a different method of determining fair value, other than by using a DCF model, could result in a lower or higher fair value of our property, plant, and equipment.
Goodwill Impairment of goodwill	In accordance with SFAS No. 142, we complete an impairment test of goodwill annually, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of our business enterprise below its carrying value. The impairment test requires us to estimate the fair value of our overall business enterprise. In the absence of a current transaction for the sale of our business enterprise, we believe a discounted cash flow (DCF) model, rather than the market price of our common stock, is the best technique with which to estimate the fair value of our business	Significant estimates required in our DCF model include: • Future cash flows of our primary assets; • Our weighted average cost of capital; • Long-term rate of growth for our business; • Amount and timing for utilization of federal income tax net operating loss carryforwards; and • Estimated fair values of our interest-bearing debt and assets not contributing to the DCFs of our primary assets.	We believe the use of a DCF model is the best method for determining the fair value of our reporting unit because: • It excludes the impact of short-term market volatility; • It takes into account synergies achieved by operating a controlled entity with a national operating footprint versus a noncontrolling minority interest; • It includes all information available to management, which is generally more than that available to the external capital markets; • It was recommended by our third party valuation firm for a variety of reasons, including the lack of recent transactions involving the

Financial Statement Caption – Critical Estimate Item	Nature of Estimates	Assumptions/ Approach	Impact If Different
Goodwill Impairment of goodwill (continued)	enterprise. We determined that we have one reporting unit for purposes of testing goodwill, and therefore, the DCF model is largely a function of the cash flows of the business enterprise. On February 17, 2004, an agreement was signed between Cingular and certain of its affiliates and AT&T Wireless Services such that, subject to certain conditions, Cingular would acquire AT&T Wireless Services for approximately $41 billion, which we deem to reflect fair value. For purposes of our goodwill impairment test performed as of February 17, 2004, we used the fair value as evidenced by the signed agreement to determine the fair value of our business enterprise.		acquisition of large regional or national wireless companies and volatility in the capital markets; • DCF models are the most common valuation methodologies used within the wireless industry to determine business enterprise fair values; and • Industry and telecom sector analysts often use DCF models as a way to project our fair value. We believe that a DCF model may result in a higher fair value of our reporting unit compared to market capitalization primarily because it excludes the impact of short-term market volatility and takes into account information available to management, which is more than that which is generally available to the external capital markets. While we do not use our market price to determine the fair value of our reporting unit, we expect convergence between our market capitalization and our DCF valuation to occur over time. If market prices (adjusted for items that may affect the fair value of the reporting unit, such as a control premium) were used to derive the fair value of our business enterprise instead of a DCF model, it could result in a lower fair value of our business enterprise. This lower fair value might result in an impairment charge that might not otherwise result from using a DCF model. The market capitalizations of our reporting unit as of December 31, 2002, March 31, 2003, June 30, 2003, September 30, 2003, and December 31, 2003, were

Financial Statement Caption – Critical Estimate Item	Nature of Estimates	Assumptions/ Approach	Impact If Different
Goodwill Impairment of goodwill (continued)			$15.3 billion, $17.9 billion, $22.3 billion, $22.2 billion, and $21.7 billion, respectively, reflecting market capitalizations that were significantly lower than our fair values as determined using DCFs. On February 17, 2004, an agreement was signed between Cingular and certain of its affiliates and AT&T Wireless Services such that, subject to certain conditions, Cingular would acquire AT&T Wireless Services for approximately $41 billion, which we deem to reflect fair value.
Licensing costs Impairment of licensing costs	In accordance with SFAS No. 142, we complete an impairment test of our licensing costs annually, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of our FCC licenses below their carrying value. The impairment test requires us to estimate the fair value of our licensing costs. We estimate the fair value of a majority of our FCC licenses in the aggregate, using a discounted cash flow (DCF) model. We evaluate the fair value of our nonstrategic licenses separately, primarily using comparative market transaction data. On February 17, 2004, an agreement was signed between Cingular and certain of its affiliates and AT&T Wireless Services such that, subject to certain conditions, Cingular would acquire AT&T Wireless Services for approximately $41 billion, which we	Significant estimates required in our DCF model include: • Start-up model assumption with FCC licenses as the only asset owned; • Current and future cash flows related to FCC licenses; • Weighted-average cost of capital for a start-up asset; and • Long-term rate of growth for our business. The fair value of our nonstrategic licenses is determined by obtaining market data on recent FCC license transactions (e.g., purchases, sales, or swaps) and deriving estimates of the fair value for each license based on certain characteristics of the license and related market, including megahertz frequency, market size, geographic location, competition, and population density.	The use of different estimates or assumptions within our DCF model when determining the fair value of our licensing costs may result in different values for our licensing costs, and any related impairment charge. Actual market prices for our nonstrategic FCC licenses could differ from those derived in our analysis resulting in different values for our nonstrategic licensing costs, and any related impairment charge. Different allocations of our licensing costs between strategic and nonstrategic classifications could impact amounts of any impairment charges. Additionally, different methods of determining fair value, other than by using DCF models and market data, could result in lower or higher fair values of our licensing costs.

Financial Statement Caption – Critical Estimate Item	Nature of Estimates	Assumptions/ Approach	Impact If Different
Licensing costs Impairment of licensing costs (continued)	deem to reflect fair value. We determined the fair value of our strategic licensing costs, as of February 17, 2004, using a DCF model that took into consideration our business enterprise fair value.		
Investments in and advances to unconsolidated subsidiaries Impairment of investments in and advances to unconsolidated subsidiaries	We review our significant equity and cost method unconsolidated subsidiaries to determine whether a decline in the fair value of our investment below its carrying value is deemed to be other than temporary. These impairment reviews occur at least annually, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, and require us to estimate the fair value of our investments in and advances to unconsolidated subsidiaries. In the event that the carrying value exceeds the estimated fair value, we are required to determine whether this decline in fair value is other than temporary.	To estimate the fair value of our investments in and advances to unconsolidated subsidiaries, we use discounted cash flow (DCF) modeling as well as other available evidence including, but not limited to, quoted market prices, market comparables, and industry multiples. To determine whether the decline in fair value below our carrying value is other than temporary, we evaluate, among other factors, the duration and extent to which the fair value is less than carrying value; the financial health of and business outlook for the investee, including industry and sector performance, changes in technology and operational and financing cash flows factors; and our intent and ability to hold the investment.	The use of different methods of determining the fair value of our investments in and advances to unconsolidated subsidiaries could result in different fair values for our investments in and advances to our unconsolidated subsidiaries, and any related impairment charges.
Business tax accruals, other current liabilities, and other long-term liabilities Legal and tax contingencies	We record liabilities to address potential exposures related to business and income tax positions we have taken that have been or could be challenged by taxing authorities. Additionally, we record liabilities associated with legal proceedings and lawsuits. These liabilities are recorded when the likelihood of payment is probable and the amounts can be reasonably estimated.	The determination for required liabilities is based upon analysis of each individual tax issue or legal proceeding, taking into consideration the likelihood of adverse judgments and the range of possible loss. Additionally, our analysis may include discussion with outside legal counsel.	The ultimate resolution of these potential tax exposures and legal proceedings may be greater or less than the liabilities recorded.

We have discussed the development and selection of these critical accounting estimates with the Audit Committee of our board of directors and the Audit Committee has reviewed our disclosure relating to them, as presented above.

New Accounting Policies

In May 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. Specifically, it requires that financial instruments within the scope of the statement be classified as liabilities because they embody an obligation of the issuer. Under previous guidance, many of these instruments could be classified as equity or be reflected as mezzanine equity between liabilities and equity on the balance sheet. As a result of the adoption of this statement on July 1, 2003, we reclassified our mandatorily redeemable preferred stock to long-term liabilities within our Consolidated Balance Sheet. Additionally, effective with the adoption and on a prospective basis, the accretion relating to our mandatorily redeemable preferred stock is classified as interest expense within our Consolidated Statements of Operations.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." Our initial adoption of this statement on July 1, 2003, did not have a material impact on our results of operations, financial position, or cash flows.

In November 2002, the Emerging Issues Task Force (EITF) reached consensus on EITF No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." This consensus requires that revenue arrangements with multiple deliverables be divided into separate units of accounting if the deliverables in the arrangement meet specific criteria. In addition, arrangement consideration must be allocated among the separate units of accounting based on their relative fair values, with certain limitations. In certain cases, the sale of wireless service with an accompanying handset constitutes a revenue arrangement with multiple deliverables. As a result, certain activation revenues (which were previously classified as services revenue) are no longer deferred and are instead recognized as equipment revenue. We adopted this statement on July 1, 2003, and are applying it on a prospective basis. Our initial adoption of this consensus did not have a material impact on our results of operations, financial position, or cash flows.

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51," which was further revised in December 2003. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 also requires disclosure of significant variable interests in variable interest entities for which a company is not the primary beneficiary. For variable interest entities created or acquired on or prior to January 31, 2003, we elected to early adopt FIN 46 effective April 1, 2003. We are required to apply the revised provisions of FIN 46 as of January 1, 2004. The application of the revised Interpretation as of January 1, 2004 did not have a material impact on our results of operations, financial position, or cash flows.

We have significant variable interests in several of our unconsolidated subsidiaries for which we are deemed to be the primary beneficiary. These variable interests typically consist of a combination of any or all of voting equity interests, nonvoting equity interests, loans, and put options that provide the other owners the right to require us to purchase their ownership interest if and when certain events occur. These entities were formed to acquire licenses that were restricted by FCC rules to businesses with limited assets and revenues, and to provide a means through which we could invest in these licenses. To date, the activity of these entities has consisted primarily of acquiring licenses through acquisitions and FCC auctions, and network construction. We previously accounted for these ventures under the equity method of accounting as we do not have voting control, and we have recognized virtually 100 percent of the entities' operating losses due to our significant variable interests. Our maximum loss exposure related to these entities as of December 31, 2003, was approximately $145 million, which represented the value of the put options that provide the other owners the right to require us to purchase their ownership interest under certain circumstances. As a result of the adoption of FIN 46, we consolidated these entities at their carrying values effective April 1, 2003. Additionally, we have determined that we have a significant variable interest and are deemed to be the primary beneficiary in an entity that holds assets and liabilities associated with synthetic leases. As a result, upon adoption, we consolidated the assets and liabilities associated with two synthetic leases that were previously disclosed as off-balance sheet arrangements. The impact of early adopting FIN 46 to our Consolidated Balance Sheet as of April 1, 2003, was as follows:

(In millions)	Cash and cash equivalents	Property, plant, and equipment	Licensing costs	Investments in and advances to unconsolidated subsidiaries	Other assets	Other current liabilities	Long-term debt	Deferred income tax liabilities	Other long-term liabilities	Minority interest
Unconsolidated subsidiaries	**$16**	**$—**	**$636**	**$(506)**	**$(18)**	**$8**	**$30**	**$47**	**$5**	**$38**
Synthetic leases		**63**					**63**			

At adoption, the cumulative effect of change in accounting principle and consolidation of the entities was not material to our results of operations. Effective with the adoption of FIN 46 on April 1, 2003, we removed $239 million of outside basis deferred tax assets, which had full valuation allowances, associated with the unconsolidated subsidiaries for which we are deemed to be the primary beneficiary.

We have no material variable interests for which we are not deemed to be the primary beneficiary.

In July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement provides accounting and reporting standards for costs associated with the retirement of long-lived assets. This statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the estimated useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

Asset retirement obligations associated with our cell site, switch site, retail, and administrative location operating leases are subject to the provisions of this statement. These lease agreements may contain clauses requiring restoration of the leased site at the end of the lease term, creating an asset retirement obligation. Our initial adoption of this statement on January 1, 2003, did not have a material impact on our results of operations, financial position, or cash flows.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This statement requires that a liability for a cost associated with an exit or disposal activity be recognized at fair value when the liability is incurred. Our initial adoption of this statement on January 1, 2003, did not have a material impact on our results of operations, financial position, or cash flows.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34." This Interpretation expands on the existing accounting guidance and disclosure requirements for most guarantees, including indemnifications.

It requires that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligations it assumes under that guarantee if that amount is reasonably estimable, and must disclose that information in its interim and annual financial statements. The provisions for initial recognition and measurement of the liability are to be applied on a prospective basis to guarantees issued or modified on or after January 1, 2003. Our initial adoption of this statement on January 1, 2003, did not have a material impact on our results of operations, financial position, or cash flows. Guarantees issued or modified after January 1, 2003, will be recognized at their fair value in our financial statements. See "Off-Balance Sheet Arrangements" for additional disclosures related to indemnifications made by us.

Results of Operations

The following discussion describes the financial condition and results of operations of AT&T Wireless Services. This discussion includes the effect of certain other subsidiaries, assets, and liabilities of AT&T that constituted AT&T Wireless Group. AT&T contributed to us all of the subsidiaries, assets, and liabilities that constituted AT&T Wireless Group. Consistent with our historical financial statements, we have treated these contributions and related transactions in a manner similar to a pooling of interests and we have assumed that these contributions and related transactions were completed in historical periods prior to the split-off by the legal entity AT&T Wireless Services.

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and accompanying notes included within this report and provides information that management believes is material and relevant to an assessment and understanding of our consolidated results of operations for the years ended December 31, 2003, 2002, and 2001, and financial condition as of December 31, 2003 and 2002. As discussed below, we recorded several impairment charges and deferred tax valuation allowances during the years ended December 31, 2003, 2002, and 2001. The comparison of the 2002 results with 2001 was affected by the closing of the TeleCorp PCS, Inc. (TeleCorp) acquisition. On February 15, 2002, we acquired the remaining 77 percent of TeleCorp that we did not previously own by issuing 146 million AT&T Wireless Services common shares and assuming a fair value of $2.5 billion in net debt and $133 million in preferred securities. The results of TeleCorp have been included in our consolidated financial results since that date. The results of our discontinued fixed wireless business are discussed below within "Income (loss) from discontinued operations per share." As a result of our discontinuation of the fixed wireless business, we operate in a single line of business.

Restructuring Charge

During 2003, we launched a companywide initiative known as "Project Pinnacle" in an effort to improve operating efficiency and margins. As part of this initiative and in accordance with SFAS No. 112, "Employers' Accounting for Postemployment Benefits – an Amendment of FASB Statements No. 5 and 43," we recorded business restructuring charges for workforce reductions, including reductions resulting from our plans to consolidate national corporate functions primarily in Redmond, Washington, and northern New Jersey. These charges totaled $88 million, including $31 million recorded during the fourth quarter, related to employee separation costs, and are reflected in the Consolidated Statements of Operations as $83 million in selling, general, and administrative expenses and $5 million in costs of services. As of December 31, 2003, approximately 3,900 employees were expected to be separated in conjunction with these plans, of which approximately 60 percent were exempt employees and 40 percent were nonexempt employees. The majority of the employee separations will be involuntary, although approximately 20 percent of the workforce reductions are anticipated to be the result of employees who decline the opportunity to relocate. Several hundred of those positions will be filled in our consolidated headquarters. The employee separation number is not adjusted for anticipated hiring to fill these positions. Approximately 1,200 employees had left their positions as of December 31, 2003. Additional restructuring charges or adjustments to prior restructuring charges may occur during 2004 as we reevaluate our business plan in light of the pending acquisition by Cingular (see "Merger Announcement" above).

The following table displays the activity and balances of the restructuring reserve, which is reflected in payroll and benefit-related liabilities on the Consolidated Balance Sheets:

(In millions)	Employee Separation
Balance at December 31, 2002	$ —
Additions	**88**
Payments	**(24)**
Balance at December 31, 2003	**$ 64**

Impairment Charges

Goodwill and Licensing Costs

As of December 31, 2003 and 2002, we had goodwill totaling $7,390 million and $7,199 million, respectively, and U.S. licensing costs totaling $14,492 million and $13,949 million, respectively. Effective January 1, 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 established new standards related to how acquired goodwill and other intangible assets are to be recorded upon their acquisition, as well as how they are to be accounted for after they have been initially recognized in the financial statements. SFAS No. 142 required a transitional impairment test using a fair value approach for acquired goodwill and other intangibles deemed to have indefinite lives. Additionally, SFAS No. 142 requires that goodwill and other indefinite-lived intangible assets, consisting of U.S. licensing costs, be tested for impairment annually based upon a fair value approach. Furthermore, goodwill must be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of an entity below its carrying value. These events or circumstances could include a significant change in the business climate, including a significant sustained decline in an entity's market value, legal factors, operating performance indicators, competition, sale, or disposition of a significant portion of the business, or other factors. If our market value is less than our book value for an extended period of time, it could trigger the need for impairment tests of acquired goodwill between annual tests. Other indefinite-lived intangible assets must be tested between annual tests if events or changes in circumstances indicate that the asset might be impaired.

In the absence of a current transaction for the sale of our business enterprise, we believe a discounted cash flow (DCF) model, rather than the market price of our common stock, is the best technique with which to estimate the fair value of our business enterprise. As such, we utilized a DCF model to estimate the fair value of our business enterprise for our transitional impairment test as of January 1, 2002, and our annual impairment tests performed during the third quarters of 2002 and 2003. The closing price of our common stock as of the last business day of the month was $5.65, $6.60, $8.21, $8.18, and $7.99 for the quarters ended December 31, 2002, March 31, 2003, June 30, 2003, September 30, 2003, and December 31, 2003, respectively, reflecting market capitalizations that were significantly lower than our fair values as determined using discounted cash flows. If market prices (adjusted for items that may affect the fair value of the reporting unit, such as a control premium) were used to derive the fair value of our business enterprise instead of a DCF model, it could result in a lower fair value of our business enterprise. This lower fair value might result in an impairment charge that might not otherwise result from using a DCF model. While we do not use our market price to determine the fair value of our reporting unit, we expect convergence between our market capitalization and DCF valuation to occur over time. This convergence was evidenced during the first quarter of 2004.

On January 22, 2004, we announced that our board of directors was exploring strategic alternatives. On February 17, 2004, Cingular and certain of its affiliates and AT&T Wireless Services signed an agreement such that, subject to certain conditions, Cingular would acquire AT&T Wireless Services for approximately $41 billion, which we deem to reflect fair value. The announcement in January, along with the agreement signed in February, constituted triggering events under SFAS No. 142 requiring us to perform impairment tests for both our goodwill and strategic licensing costs. We determined the fair value of our business enterprise based upon the fair value of $41 billion reflected by the agreement. As the business enterprise fair value of $41 billion exceeded our net book value, the first step of the goodwill impairment test was passed and no impairment was recorded. We determined the fair value of our strategic licensing costs, using DCF models that took into consideration our business enterprise fair value. This test resulted in no impairment charges for our strategic licensing costs.

Impairment of Licensing Costs of Consolidated Subsidiaries

We completed our annual impairment tests for both goodwill and U.S. licensing costs during the third quarters of 2003 and 2002, using methodologies consistent with those applied at the time of the initial adoption of SFAS No. 142 on January 1, 2002. Such testing resulted in no impairment charge to goodwill in the third quarters of 2003 and 2002 as the fair value calculated using a discounted cash flow model was sufficient to pass the first step of the impairment test as defined by SFAS No. 142. FCC licenses that support our U.S. strategic plan, which represent a majority of the licensing costs' carrying value, were aggregated and valued using a discounted cash flow model. Our nonstrategic U.S. licenses and licenses held by our variable interest entities (see "New Accounting Policies" above) were valued on a license-by-license basis using primarily comparative market transaction data to determine a fair value. These tests resulted in total pretax impairment charges of $83 million and $1,329 million, recorded during the third quarters of 2003 and 2002, respectively, within impairment of licensing costs. The $83 million impairment charge in 2003 included $26 million related to our nonstrategic licenses and $57 million for licenses held by our variable interest entities. We believe that the decline in the fair value of our nonstrategic licenses and licenses held by our variable interest entities during 2003 were reflective of recent comparable licensing transactions that have occurred in the market. The $1,329 million impairment charge in 2002 included $1,283 million related to our strategic licenses and $46 million related to our nonstrategic licenses. We believe that the decline in the fair value of our strategic licenses during 2002 was due principally to uncertainty about industry prospects in light of continuing price competition, slowing subscriber growth, and the continued weakness of the U.S. economy. These impairment charges did not impact any of our debt covenants.

Investments in and Advances to Unconsolidated Subsidiaries

As of December 31, 2003 and 2002, we had investments in and advances to unconsolidated subsidiaries totaling $1,169 million and $2,225 million, respectively. Virtually all these investments are accounted for under the equity method. We review our significant cost and equity method investments annually during the third quarter, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, to determine whether a decline in the fair value of our investment below its carrying value is deemed to be other than temporary. We employ a systematic methodology that considers available evidence in evaluating potential impairment of our investments. In the event that the carrying value of an investment exceeds its fair value, we evaluate, among other factors, the duration and extent to which the fair value is less than the carrying value; the financial health of and business outlook for the investee, including industry and sector performance, changes in technology, and operational and financing cash flow factors; and our intent and ability to hold the investment. We may record impairment charges in the future if there are further declines in the fair values of our investments, which we deem to be other than temporary.

Impairment of Licensing Costs of Equity Method Unconsolidated Subsidiaries

We recognized pretax losses of $349 million in the third quarter of 2002 associated with our portion of impairment charges recognized by our equity method unconsolidated subsidiaries as a result of their annual impairment tests of U.S. licensing costs as required by SFAS No. 142. These pretax charges consisted of $240 million, $84 million, and $25 million for our proportionate share of impairments of licensing costs recognized by Cascade Wireless, LLC (Cascade), Alaska Native Wireless, LLC (ANW), and Lewis and Clark Communications, LLC (Lewis and Clark), respectively. These charges are included in net equity earnings (losses) from investments in unconsolidated subsidiaries for the year ended December 31, 2002. Effective with the adoption of FIN 46 (see New Accounting Policies above) in April 2003, these entities were consolidated and therefore, the licenses of these entities are now reviewed in conjunction with our annual review of licensing costs of consolidated subsidiaries.

Impairment Charges of Equity Method Unconsolidated Subsidiaries

During the third quarter of 2003, we recognized a pretax impairment charge of $62 million within net equity earnings (losses) from investments in unconsolidated subsidiaries associated with our nonstrategic investment in Far EasTone Telecommunications, Ltd (Far EasTone). This impairment charge was recognized due to a decline in the fair value of the investment that management deemed to be other than temporary. See "Investments in and Advances to Unconsolidated Subsidiaries" below for a discussion of the sale of our equity interest in Far EasTone during the fourth quarter of 2003.

During the third quarter of 2002, we recognized $464 million of pretax impairment charges due to declines in the fair values of several equity method unconsolidated subsidiaries that management deemed to be other than temporary. The majority of the total pretax charge represented impairments of our investments in Rogers Wireless Communications Inc. (Rogers Wireless), EuroTel Praha, spol. s.r.o. (EuroTel Praha), BPL Cellular Ltd. (BPL), and Cascade of $232 million, $185 million, $24 million, and $20 million, respectively. These charges were included in net equity earnings (losses) from investments in unconsolidated subsidiaries for the year ended December 31, 2002. See "Investments in and Advances to Unconsolidated Subsidiaries" below for a discussion of the sales of our equity interests in EuroTel Praha and BPL.

During the second quarter of 2002, we recognized a $120 million pretax impairment charge in net equity earnings (losses) from investments in unconsolidated subsidiaries associated with our investment in ACC Acquisition LLC, which is the parent company of American Cellular Corporation (ACC). This impairment represented a write-off of our remaining investment balance. The impairment charge was recognized due to a reassessment of the fair value of our investment following ACC's failure to comply with the total debt leverage ratio covenant contained in ACC's bank credit facility. See "Investments in and Advances to Unconsolidated Subsidiaries" below for discussion of our withdrawal from ACC during 2003.

During the fourth quarter of 2001, we recognized $107 million of pretax impairment charges in net equity earnings (losses) from investments in unconsolidated subsidiaries associated with declines in the fair values of our equity method unconsolidated investments in Rogers Wireless and BPL of $63 million and $44 million, respectively, as management deemed these declines to be other than temporary.

Impairment Charges of Cost Method Unconsolidated Subsidiaries

During the third quarter of 2002, we recognized a $187 million pretax impairment charge related to our cost method investment in Dobson Communications Corporation (Dobson) due to a decline in the fair value of the investment that management deemed to be other than temporary. Of the total pretax charge, $173 million related to our investment in Dobson's Series AA preferred stock and $14 million to our remaining investment in Dobson's common stock. Additionally, in the first quarter of 2002, we recorded a pretax impairment charge of $57 million related to our common stock investment in Dobson due to a decline in the quoted market price of Dobson's common stock that management deemed to be other than temporary. These charges were included in other income (expense) for the year ended December 31, 2002. See "Investments in and Advances to Unconsolidated Subsidiaries" below for a discussion of the transaction involving our investment in Dobson's Series AA preferred stock and sale of our shares in Dobson common stock during 2003.

Tax Valuation Allowances

Due to the adoption of SFAS No. 142 effective January 1, 2002, the period of reversal for deferred tax liabilities related to licensing costs and goodwill can no longer be reasonably estimated. As a result, we may not rely on the reversal of deferred tax liabilities associated with licensing costs and goodwill as a means to realize our deferred tax assets, which primarily represent tax net operating losses. Additionally, due to the lack of earnings history as an independent company and impairment charges recognized on our licensing costs and unconsolidated subsidiaries, we cannot rely on forecasts of future earnings as a means to realize our deferred tax assets. During the third quarter of 2002, our deferred tax assets exceeded our deferred tax liabilities, excluding those deferred tax liabilities associated with licensing costs and goodwill.

Accordingly, we determined that, pursuant to the provisions of SFAS No. 109, "Accounting for Income Taxes," deferred tax valuation allowances were required on those deferred tax assets. In 2002, we recorded deferred tax valuation allowances of $970 million. The valuation allowances included $524 million related to deferred tax assets associated with our equity method unconsolidated subsidiaries, which was recorded in net equity earnings (losses) from investments in unconsolidated subsidiaries. The valuation allowances also included $446 million related to our continuing operations, excluding net equity earnings (losses) from investments in unconsolidated subsidiaries, which was recorded in provision for income taxes.

Effective during the second quarter of 2003, our deferred tax liabilities, excluding those deferred tax liabilities associated with licensing costs and goodwill, exceeded our deferred tax assets. Therefore, we determined that we no longer required a valuation allowance against our deferred tax assets, other than those deferred tax assets associated with actual and potential capital losses, credits, and state NOLs that were deemed more likely than not to expire unused. We continually evaluate the need for deferred tax valuation allowances and may require additional valuation allowances in future periods.

Year Ended December 31, 2003, Compared with the Year Ended December 31, 2002

(Subscriber numbers in thousands) For the Years Ended December 31,	2003	2002	Change
Operating Metrics			
Net subscriber additions[1]	**1,060**	1,973	(46.3)%
Consolidated ending subscribers[2]	**21,980**	20,859	5.4%
Average monthly churn[3]	**2.6%**	2.6%	—
Average monthly postpaid churn[3]	**2.3%**	2.4%	(10 b.p.)
Average Revenue per User (ARPU)[4]	**$ 59.80**	$ 60.20	(0.7)%
Cost per Gross Subscriber Addition (CPGA)[5]	**$ 377**	$ 377	—

1 Net subscriber additions reflect gross subscriber additions (new customers who activate service) less subscriber deactivations.

2 Ending subscribers include customers in the U.S. and Caribbean on post-paid, prepaid, or pay-in-advance rate plans. Additionally, ending subscribers include subscribers that are sold through our resale agreements. A subscriber is counted based upon a Mobile Identification Number (MIN) or a Subscriber Identity Module (SIM) if the subscriber has data-only services (e.g., no voice service). The following table summarizes the activity in our subscriber base during 2003:

(In thousands)	
Ending subscribers as of December 31, 2002	20,859
Net subscriber additions	**1,060**
Net subscriber impact from market acquisitions (dispositions) and adjustments	**61**
Ending subscribers as of December 31, 2003	**21,980**

As of December 31, 2003, we had 22.0 million consolidated subscribers, an increase of 5.4 percent from December 31, 2002. Total consolidated subscribers reflected our 1,060 thousand net subscriber additions for the year and a net increase of 61 thousand associated with market acquisitions (dispositions) and other subscriber adjustments. Subscriber adjustments during 2003 included the release of the remaining TeleCorp subscriber reserve taken at the time of the TeleCorp acquisition, the removal of certain inactive reseller subscribers as part of our ongoing subscriber reconciliation efforts, and an adjustment for certain migrating subscribers treated as new customers in previous quarters.

3 Churn is calculated by dividing the aggregate number of subscribers who cancel service during each month in a period by the total number of subscribers as of the beginning of the month.

4 ARPU is used to measure the average monthly services revenue on a per subscriber basis. ARPU is calculated as services revenue generated by subscribers, including both our subscribers' revenue and the roaming revenues generated from other wireless carriers, divided by our average subscribers for the period. See "Operating Metric Calculations" below for calculations of our ARPU.

5 CPGA is used to measure the average cost of adding a new subscriber. CPGA is calculated as our sales and marketing expenses (included within selling, general, and administrative expenses on our Consolidated Statements of Operations) and equipment subsidies (included within costs of equipment sales on our Consolidated Statements of Operations) related to new customer acquisitions, divided by the number of new gross subscribers added in the period. See "Operating Metric Calculations" below for calculations of our CPGA.

(In millions) For the Years Ended December 31,	2003	2002	$ Change	% Change
Revenue				
Services	**$ 15,659**	$ 14,483	$ 1,176	8.1%
Equipment	**1,036**	1,148	(112)	(9.8)%
Total revenue	**$ 16,695**	$ 15,631	$ 1,064	6.8%

Services revenue consists primarily of monthly recurring charges, airtime and toll usage charges (domestic and international), roaming charges (domestic and international) billed to both our customers and other wireless service providers, and regulatory fees we pass on to our subscribers. Services revenue is derived primarily from these voice services and also includes increasing revenue from data services. Services revenue also includes revenues not generated from wireless users, which consist primarily of sublease rents, revenues we collect from local exchange carriers for call termination charges, and revenues received from Public Safety Answering Points and governmental oversight agencies for Enhanced 911 Service. Services revenue is recognized based upon minutes of use processed and contracted fees, and is net of credits and adjustments for service discounts. Amounts collected in advance of the service period, primarily related to our prepaid and pay-in-advance customers, are recorded as unearned revenue and are recognized when earned. In certain cases, customer activation fees, along with the related costs up to but not exceeding these fees, are deferred and amortized over the estimated customer relationship period. In order to grow services revenue and maintain current ARPU levels, growth in data and other revenue sources will need to offset the expected continued decline in our average revenue per minute related to our monthly recurring and airtime usage charges. Equipment revenue is generated primarily from the sale of wireless handsets and accessories. We generally subsidize all or a portion of handset sales in connection with longer-term contracts or other promotional offers. The revenue and related expenses associated with the sale of wireless handsets and accessories are recognized when the products are delivered to and accepted by the customer or distributor, as this is considered to be a separate earnings process from the sale of wireless services. Effective with the adoption of EITF No. 00-21, "Revenue Arrangements with Multiple Deliverables" in the third quarter of 2003, we changed the way we account for certain wireless service sales with an accompanying handset (see "New Accounting Policies" above for further information regarding this consensus).

Total revenue grew 6.8 percent to $16,695 million, an increase of $1,064 million, for the year ended December 31, 2003, compared with the prior year.

Services revenue for the year ended December 31, 2003, was $15,659 million, an increase of $1,176 million, or 8.1 percent, compared with 2002. The increase in services revenue in the current year was driven by growth in the subscriber base, including higher roaming, international, and data revenues and an increase in Universal Service Fund (USF) fees and regulatory program fees passed on to more of our customer base.

Our ARPU for the year ended December 31, 2003, was $59.80, compared to $60.20 in 2002. The decline in ARPU in the current year reflects a lower average revenue per minute, driven by continued pricing pressures and a shift in the mix of subscribers. Partially offsetting the lower average revenue per minute were higher minutes of use per subscriber and higher average per-user contributions from data revenues, international revenues, USF fees, and regulatory program fees. Average minutes of use per subscriber per month were 541 and 477 for 2003 and 2002, respectively. The increase in the current year is consistent with the recent trend in the growth of wireless minutes, as subscribers continue to shift toward calling plans that include larger buckets of minutes.

Equipment revenue for the year ended December 31, 2003, was $1,036 million, a decrease of $112 million, or 9.8 percent, compared with 2002. The decline in the current year was due to a decrease in the average revenue per unit sold, partially offset by an increase in units sold.

(In millions) For the Years Ended December 31,	2003	2002	$ Change	% Change
Costs of services	**$ 4,749**	$ 4,558	$191	4.2%
As a percentage of services revenue	**30.3%**	31.5%		

Costs of services consist primarily of costs to operate and maintain our TDMA and GSM/GPRS/EDGE networks, incollect expenses (the roaming costs paid to other wireless providers), and access, interconnection, and toll charges paid to connect our customers' calls on other carriers' networks. Additionally, costs of services include the provision for uncollectible receivables, regulatory fees, and non-income-related taxes. Costs of services for the year ended December 31, 2003, were $4,749 million, an increase of $191 million, or 4.2 percent, compared with the year ended December 31, 2002. Nearly all of the growth resulted from increased network-related costs, including manpower-related expenses, lease costs, and maintenance and utilities expenses, associated with a larger number of cell sites to support the increased minutes of use by both existing subscribers and new subscribers. Additionally, costs of services grew due to higher regulatory fees and increased interconnection charges. These increases were offset by a significant decline in incollect expenses due to a decrease in our average roaming cost per minute, which was partially offset by an increase in total incollect minutes of use.

(In millions) For the Years Ended December 31,	2003	2002	$ Change	% Change
Costs of equipment sales	**$ 2,054**	$ 2,274	$ (220)	(9.7)%

Costs of equipment sales include the costs of the handsets and accessories sold to new, as well as existing customers, and the related distribution and shipping costs. Costs of equipment sales for the year ended December 31, 2003, were $2,054 million, a decrease of $220 million, or 9.7 percent, compared with the year ended December 31, 2002. Despite an increase in units sold during 2003, costs of equipment sales decreased as compared with the prior year due to a lower average cost of units sold reflecting the more favorable pricing received on our GSM/GPRS handsets.

(In millions) For the Years Ended December 31,	2003	2002	$ Change	% Change
Selling, general, and administrative	**$ 5,415**	$4,977	$438	8.8%
As a percentage of services revenue	**34.6%**	34.4%		

Selling, general, and administrative (SG&A) expenses consist primarily of our selling costs to acquire new customers, costs we incur to service our existing customer base, and our general and administrative expense for our information technology group and finance and administration functions. SG&A expenses for the year ended December 31, 2003, were $5,415 million, an increase of $438 million, or 8.8 percent, compared with the year ended December 31, 2002. Approximately one-half of this increase resulted from higher customer care costs resulting from growth in the subscriber base and an increase in subscribers on our GSM/GPRS/EDGE network. The remaining increase resulted primarily from higher IT-related expenses associated with implementing new back-office support systems and the launch of LNP, and the $83 million in severance-related charges recorded in 2003 related to restructuring initiatives that support our margin improvement efforts (see "Restructuring Charge" above). CPGA was $377 for the year ended December 31, 2003, which was flat with that in the prior year (see "Operating Metric Calculations" below).

(In millions) For the Years Ended December 31,	2003	2002	$ Change	% Change
Depreciation and amortization	**$ 3,181**	$2,751	$430	15.6%

Depreciation and amortization expenses for the year ended December 31, 2003, were $3,181 million, an increase of $430 million, or 15.6 percent, compared with the year ended December 31, 2002. The majority of this increase reflects higher depreciation expense associated with the growth in our depreciable asset base. Also contributing to approximately $111 million of the increase in 2003 is the acceleration of depreciation on wireless communications equipment related to our second generation, or TDMA network, in certain markets. This incremental depreciation resulted from a more aggressive migration from our TDMA network to our next generation, GSM/GPRS/EDGE network, than originally planned in these certain markets. We are continuously reviewing the appropriateness of our useful lives related to our TDMA equipment in relation to our migration strategy. Capital expenditures, including capital additions related to internal-use software, were $3,077 million and $5,127 million for the years ended December 31, 2003 and 2002, respectively.

(In millions) For the Years Ended December 31,	2003	2002	$ Change	% Change
Impairment of licensing costs	**$ 83**	$1,329	$ (1,246)	(93.7)%

Impairment of licensing costs of $83 million and $1,329 million resulting from our annual assessments required by SFAS No. 142, were recorded in the years ended December 31, 2003 and 2002, respectively. Specifically, SFAS No. 142 requires that goodwill and other indefinite-lived intangible assets, consisting of U.S. licensing costs, be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of the goodwill and licensing costs with their carrying amounts. We completed our assessment during the third quarter of 2003 and 2002 using methodologies consistent with those applied during the initial adoption of SFAS No. 142 on January 1, 2002. There were no impairment charges required for goodwill in either year. See "Impairment Charges" above for further information regarding these impairment charges.

(In millions) For the Years Ended December 31,	2003	2002	$ Change	% Change
Interest income	**$ 48**	$ 74	$ (26)	(35.1)%
Net gains on sale/exchange of assets, businesses, and cost method unconsolidated subsidiaries	**46**	42	4	9.5%
Minority interests in consolidated subsidiaries	**(8)**	(2)	(6)	(300.0)%
Losses from impairments of cost method unconsolidated subsidiaries	**—**	(245)	245	100.0%
Losses on early extinguishments of debt	**(55)**	(20)	(35)	175.0%
Miscellaneous, net	**1**	28	(27)	(96.4)%
Total other income (expense)	**$ 32**	$ (123)	$ 155	126.1%

Other income (expense) was income of $32 million and expense of $123 million for the years ended December 31, 2003 and 2002, respectively. Other income (expense) for 2003 primarily consisted of a $39 million pretax gain associated with an exchange transaction with a subsidiary of Dobson (see "Investments in and Advances to Unconsolidated Subsidiaries" below), a $35 million pretax gain on the sale of Dobson common stock (see "Investments in and Advances to Unconsolidated Subsidiaries" below), and interest income, partially offset by $55 million of pretax losses on early extinguishments of TeleCorp Wireless, Inc. and Tritel PCS, Inc. notes during 2003 (see "Net Cash (Used In) Provided by Financing Activities of Continuing Operations" below for further information regarding these debt repurchases) and $13 million in net pretax losses recorded in connection with an exchange transaction with U.S. Cellular Corporation. Other income (expense) for 2002 primarily included a $244 million pretax impairment loss recognized for investments in Dobson common and preferred stock for which the declines in fair value were deemed to be other than temporary, partially offset by interest income and a $38 million pretax gain on the sale of licenses to Triton PCS, Inc.

(In millions) For the Years Ended December 31,	2003	2002	$ Change	% Change
Interest expense	**$ 789**	$ 669	$ 120	18.0%

Interest expense, net of amounts capitalized, consists primarily of interest on our Senior Notes and interest on the TeleCorp Wireless, Inc. and Tritel PCS, Inc. Senior Subordinated Notes that we assumed in conjunction with our acquisition of TeleCorp. Interest expense for the year ended December 31, 2003, was $789 million, an increase of $120 million, or 18.0 percent, compared with the year ended December 31, 2002. Approximately one-half of the increase in 2003 resulted from a full year of interest on the $3.0 billion Senior Notes offering that occurred in April 2002. An additional one-quarter of the increase in 2003 reflected lower capitalized interest due to lower capital expenditures than in the prior year. The remaining increase resulted from the adoption of SFAS No. 150 in the third quarter of 2003, which required us to reclassify the accretion expense associated with our mandatorily redeemable preferred stock to interest expense (see "New Accounting Policies" above). These increases were partially offset by lower interest expense on the TeleCorp Wireless, Inc. and Tritel PCS, Inc. notes due to our debt repurchases during the second half of 2003 (see "Net Cash (Used In) Provided by Financing Activities of Continuing Operations" below for further information regarding these debt repurchases).

(In millions) For the Years Ended December 31,	2003	2002	$ Change	% Change
Provision for income taxes	**$ 112**	$ 55	$ 57	105.8%

Provision for income taxes was $112 million for the year ended December 31, 2003, compared to $55 million for the year ended December 31, 2002. Our 2003 annual effective tax rate was 24.7 percent, which is lower than our statutory rate mainly due to the reversal of certain valuation allowances recorded during 2003. The provision in 2002 reflected deferred tax liabilities generated by temporary differences resulting from tax amortization of deductible goodwill and licensing costs, as well as certain state taxes. The 2002 gross tax benefit generated by our losses from continuing operations, excluding net equity earnings (losses) from investments in unconsolidated subsidiaries, was offset by $446 million of deferred tax valuation allowances which we recorded, pursuant to SFAS No. 109, "Accounting for Income Taxes," due to the uncertainty of the realization of the deferred tax assets in future periods. We no longer required a full valuation allowance on our deferred tax assets effective during the second quarter of 2003.

(In millions) For the Years Ended December 31,	2003	2002	$ Change	% Change
Net equity earnings (losses) from investments in unconsolidated subsidiaries, net of tax	**$ 98**	$(1,100)	$1,198	108.9%

We recognized net equity earnings from investments in unconsolidated subsidiaries of $98 million, including a tax provision of $130 million, for the year ended December 31, 2003, compared with net equity losses of $1,100 million, including a tax provision of $12 million, during the year ended December 31, 2002. Net equity earnings from investments in unconsolidated subsidiaries in 2003 included an $80 million pretax net gain on the sale of EuroTel Praha and a $56 million pretax gain on the unwind of the Pinnacle Cellular Limited Partnership (Pinnacle) (see "Investments in and Advances to Unconsolidated Subsidiaries" below for further information on these transactions). Additionally, 2003 included a $62 million pretax impairment loss of our investment in Far EasTone, which was recorded during the third quarter of 2003 (see "Impairment Charges" above). Net equity losses in 2002 included pretax impairment charges (including impairment charges recognized by our affiliates associated with their impairment reviews under SFAS No. 142) totaling $939 million (see "Impairment Charges" above) and a charge totaling $108 million, which resulted from amending our venture agreement with ANW. Additionally, net equity losses from investments in unconsolidated subsidiaries during 2002 included $13 million of losses related to TeleCorp, which we began consolidating effective February 2002, $76 million in losses related to variable interest entities for which we are deemed to be the primary beneficiary and which we began consolidating during 2003, and $60 million of losses for investments in which our cumulative losses in those entities more than exceeded our carrying value, and for which we, therefore, are no longer required to recognize any losses. Also contributing to the improvement in 2003 versus the prior year were higher equity earnings associated with certain international investments.

The income tax provision related to net equity earnings in 2003 is higher than our statutory rate due primarily to increased valuation requirements for deferred tax assets associated with actual and potential capital losses that were deemed more likely than not to expire unused. Due to our cumulative losses and the need for a full valuation requirement, we did not record any tax benefits associated with the net equity losses recorded during 2002.

Income (loss) per basic and diluted share:

For the Years Ended December 31,	2003	2002	$ Change
Income (loss) from continuing operations available to common shareholders	**$ 0.16**	$(0.82)	$ 0.98
Income from discontinued operations	—	0.01	(0.01)
Cumulative effect of change in accounting principle	—	(0.06)	0.06
Net income (loss) available to common shareholders	**$ 0.16**	$(0.87)	$ 1.03

Income (loss) from continuing operations available to common shareholders per share was income of $0.16 and a loss of $0.82 for the years ended December 31, 2003 and 2002, respectively. The increased income per share in 2003 was attributable primarily to the larger SFAS No. 142 licensing costs and investment-related impairment charges, as well as the deferred tax valuation allowances, recorded during 2002.

Net income (loss) available to common shareholders was income of $429 million compared to a loss of $2,342 million for the years ended December 31, 2003 and 2002, respectively. Net income (loss) available to common shareholders per share was income of $0.16 and a loss of $0.87 for the years ended December 31, 2003 and 2002, respectively. The improvement in net income (loss) available to common shareholders per share in 2003 was attributable to the higher income from continuing operations during 2003 and the cumulative effect of change in accounting principle recorded with the adoption of SFAS No. 142 on January 1, 2002.

Year Ended December 31, 2002, Compared with the Year Ended December 31, 2001

(Subscriber numbers in thousands) For the Years Ended December 31,	2002	2001	Change
Operating Metrics			
Net subscriber additions[1]	1,973	2,928	(32.6)%
Consolidated ending subscribers[1]	20,859	18,047	15.6%
Average monthly churn[2]	2.6%	2.9%	(30 b.p.)
Average monthly postpaid churn[2]	2.4%	2.6%	(20 b.p.)
Average Revenue per User (ARPU)	$60.20	$62.60	(3.8)%
Cost per Gross Subscriber Addition (CPGA)	$ 377	$ 334	12.9%

1 The following table summarizes the activity in our subscriber base during 2002:

(In thousands)	
Ending subscribers as of December 31, 2001	18,047
Net subscriber additions	1,973
Net subscriber impact from market acquisitions (dispositions) and adjustments	839
Ending subscribers as of December 31, 2002	20,859

As of December 31, 2002, we had 20.9 million consolidated subscribers, including subscribers acquired with TeleCorp, an increase of 15.6 percent compared with December 31, 2001. Prepaid subscribers as of December 31, 2002, remained a mid-single-digit percentage of the total consolidated subscriber base, similar to December 31, 2001.

Net consolidated wireless subscriber additions during the year ended December 31, 2002, totaled 1,973 thousand, representing a decrease of 32.6 percent over 2001. The slower growth in our net subscriber additions for the year ended December 31, 2002, was attributed to decreased net additions from our reseller channel, primarily related to WorldCom's exit from the reseller business, a shorter retail holiday season, and a continued weak economy, as well as a decrease in our prepaid net subscriber additions.

2 Our churn rate for the year ended December 31, 2002, was 2.6 percent, down from 2.9 percent in 2001. The churn rate related to our postpaid customers of 2.4 percent for the year ended December 31, 2002, also improved from our 2001 postpaid churn of 2.6 percent. The improvement to both our overall and postpaid churn versus 2001, despite the negative impact to us from WorldCom, was largely the result of companywide initiatives, including customer retention programs.

(In millions) For the Years Ended December 31,	2002	2001	$ Change	% Change
Revenue				
Services	$14,483	$12,532	$1,951	15.6%
Equipment	1,148	1,078	70	6.5%
Total revenue	$15,631	$13,610	$2,021	14.8%

Total revenue grew 14.8 percent to $15,631 million, an increase of $2,021 million, in the year ended December 31, 2002, compared with 2001. Approximately one-third of this increase resulted from revenue associated with TeleCorp subsequent to its acquisition on February 15, 2002.

Services revenue for the year ended December 31, 2002, grew to $14,483 million, an increase of $1,951 million, or 15.6 percent, compared with 2001. Services revenue increased due to growth in the subscriber base, including the impact of subscribers acquired with the TeleCorp acquisition, which more than offset the effect of a decline in ARPU.

Our ARPU for the year ended December 31, 2002, was $60.20, a decrease of 3.8 percent compared with 2001. Our ARPU decline versus 2001 reflected continuing competitive pricing and our success in attracting a broader base of new customers and assisting existing customers in moving to more optimal calling plans based on their needs. Despite this decline in ARPU, average minutes of use per subscriber increased for the year ended December 31, 2002, compared with 2001. Average minutes of use per subscriber per month were 477 and 382 for 2002 and 2001, respectively. The growth in 2002 was generally due to subscribers continuing to shift toward calling plans with higher buckets of minutes, including roaming minutes.

Equipment revenue for the year ended December 31, 2002, was $1,148 million, an increase of $70 million, or 6.5 percent, compared with 2001. Equipment revenue for 2002 increased from 2001 primarily due to a higher volume of handset and accessory sales, as well as additional equipment revenues associated with our acquisition of TeleCorp.

(In millions) For the Years Ended December 31,	2002	2001	$ Change	% Change
Costs of services	$4,558	$3,991	$567	14.2%
As a percentage of services revenue	31.5%	31.8%		

Costs of services for the year ended December 31, 2002, were $4,558 million, an increase of $567 million, or 14.2 percent, compared with the year ended December 31, 2001. Approximately one-half of the increase resulted from higher costs required to operate and maintain our networks. The other approximate one-half of the increase was attributable to our subscribers' increased minutes of use, which resulted in an increase in the access, toll, and interconnection charges paid to connect calls on other carriers' networks. Both the increased network costs and the higher minutes of use resulted from growth in our subscriber base, including those subscribers added with the acquisition of TeleCorp. These increases over 2001 were partially offset by a decline in incollect expenses due to a lower average incollect rate per minute we pay to other carriers reduced to some extent by higher incollect minutes of use.

(In millions) For the Years Ended December 31,	2002	2001	$ Change	% Change
Costs of equipment sales	$2,274	$2,037	$237	11.7%

Costs of equipment sales for the year ended December 31, 2002, were $2,274 million, an increase of $237 million, or 11.7 percent, compared with the year ended December 31, 2001. The increase in costs of equipment sales in 2002, as compared with 2001, resulted from an increase in the volume of handsets sold, additional equipment costs associated with our acquisition of TeleCorp, and increased subsidies of handsets associated with new subscriber additions and retention efforts to maintain our existing subscriber base.

(In millions) For the Years Ended December 31,	2002	2001	$ Change	% Change
Selling, general, and administrative	$4,977	$4,482	$495	11.0%
As a percentage of services revenue	34.4%	35.8%		

Selling, general, and administrative (SG&A) expenses for the year ended December 31, 2002, were $4,977 million, an increase of $495 million, or 11.0 percent, compared with 2001. Over one-half of the increase in SG&A costs in 2002 resulted from increased customer care, subscriber billing, and other general and administrative expenses to support growth in the subscriber base. The remaining increase was primarily due to higher subscriber acquisition costs, primarily related to higher sales commission rates. Partially offsetting these increases was a slight decline in advertising and promotion expenses in 2002, as compared with 2001. CPGA was $377 for the year ended December 31, 2002, a 12.9 percent increase compared with the year ended December 31, 2001 (see "Operating Metric Calculations" below). The increase in CPGA compared with 2001 was attributable to higher variable costs including our equipment subsidies and sales commission rates; the inclusion of TeleCorp's acquisition costs, which has a higher cost structure; WorldCom's exit from the wireless reseller business, which eliminated our lowest-cost acquisition channel; and higher fixed costs, including our employee- and retail store-related costs.

(In millions) For the Years Ended December 31,	2002	2001	$ Change	% Change
Depreciation and amortization	$2,751	$2,502	$249	9.9%

Depreciation and amortization expenses for the year ended December 31, 2002, were $2,751 million, an increase of $249 million, or 9.9 percent, compared with the year ended December 31, 2001. The increase in depreciation and amortization expenses resulted primarily from growth in our depreciable asset base from capital expenditures associated with the build-out of our next-generation (GSM/GPRS) network and expansion of our TDMA network, and from equipment acquired with the TeleCorp acquisition. Increased amortization expenses associated with higher levels of capitalized software also contributed to the increase over 2001. Capital expenditures, including capital additions related to internal-use software, were $5,127 million and $5,356 million for the years ended December 31, 2002 and 2001, respectively. Partially offsetting the increases in depreciation expense in 2002 was a reduction in amortization expense associated with our adoption of SFAS No. 142. As a result of the adoption of this statement, effective January 1, 2002, we no longer amortize goodwill and other indefinite-lived intangible assets, including U.S. licensing costs. Amortization of goodwill and licensing costs for the year ended December 31, 2001, was $513 million.

(In millions) For the Years Ended December 31,	2002	2001	$ Change	% Change
Impairment of licensing costs	$1,329	$—	$1,329	100.0%

Impairment of licensing costs of $1,329 million resulting from our annual assessment required by SFAS No. 142 was recorded during the third quarter of 2002. Specifically,

SFAS No. 142 requires that goodwill and other indefinite-lived intangible assets, including U.S. licensing costs, be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of the goodwill and U.S. licensing costs with their carrying amounts. We completed our annual assessment during the third quarter using methodologies consistent with those applied at the time of the initial adoption of SFAS No. 142 on January 1, 2002. There was no impairment charge required for goodwill as a result of our annual assessment.

(In millions) For the Years Ended December 31,	2002	2001	$ Change	% Change
Interest income	$ 74	$ 278	$ (204)	(73.4)%
Net gains on sale/exchange of assets, businesses, and cost method unconsolidated subsidiaries	42	—	42	100.0%
Net revaluation of securities	—	73	(73)	(100.0)%
Minority interests in consolidated subsidiaries	(2)	24	(26)	(108.3)%
Losses from impairments of cost method unconsolidated subsidiaries	(245)	(20)	(225)	n/m
Losses on early extinguishments of debt	(20)	—	(20)	(100.0)%
Miscellaneous, net	28	19	9	47.4%
Total other (expense) income	$ (123)	$ 374	$ (497)	(132.9)%

Other income (expense) was expense of $123 million and income of $374 million for the years ended December 31, 2002 and 2001, respectively. Other income (expense) for 2002 consisted primarily of other expenses of $244 million in total pretax impairment charges related to our investments in Dobson preferred and common stock and $20 million of pretax losses associated with the early extinguishment of debt. Partially offsetting these expenses was interest income of $74 million earned during 2002, as well as a $38 million pretax gain on the sale of licenses to Triton PCS, Inc. recognized in the fourth quarter of 2002. Other income (expense) for 2001 consisted primarily of $278 million of interest income mainly related to the NTT DoCoMo, Inc. (DoCoMo) proceeds that we loaned back to our former parent, AT&T. Other income (expense) for 2001 also included $73 million of income from mark-to-market adjustments related to fair value adjustments associated with warrants held by DoCoMo to purchase our common stock that previously were required to be adjusted to fair value.

(In millions) For the Years Ended December 31,	2002	2001	$ Change	% Change
Interest expense	$ 669	$ 386	$ 283	73.2%

Interest expense for the year ended December 31, 2002, was $669 million, an increase of $283 million, or 73.2 percent, compared with the year ended December 31, 2001. Interest expense for the year ended December 31, 2002, increased primarily due to a full year's worth of interest expense associated with our $6.5 billion Senior Notes offering, which occurred in March 2001; interest on the $3.0 billion Senior Notes offering, which occurred in April 2002; and interest associated with the TeleCorp debt we assumed. These amounts were partially offset by the elimination of interest paid on the AT&T debt in 2001, as a result of the split-off. Additionally, interest expense in 2002 was favorably impacted by our interest rate swap agreements. During 2002, we increased our hedged debt to $2.8 billion, up from $700 million during 2001.

(In millions) For the Years Ended December 31,	2002	2001	$ Change	% Change
Provision for income taxes	$ 55	$ 311	$ (256)	(82.4)%

Provision for income taxes was $55 million for the year ended December 31, 2002, compared to $311 million in 2001. The tax benefits generated by our losses from continuing operations, excluding net equity earnings (losses) from investments in unconsolidated subsidiaries, during 2002 were offset by $446 million of deferred tax valuation allowances (see "Tax Valuation Allowances" above).

The 2001 annual effective income tax rate for continuing operations, excluding net equity earnings (losses) from investments in unconsolidated subsidiaries, was 53.0 percent, and was primarily impacted by the amortization of nondeductible goodwill, reserve adjustments associated with the split-off, and fair value adjustments associated with the common stock warrants held by DoCoMo.

(In millions) For the Years Ended December 31,	2002	2001	$ Change	% Change
Net equity earnings (losses) from investments in unconsolidated subsidiaries, net of tax	$(1,100)	$(75)	$(1,025)	n/m

We incurred net equity losses from investments in unconsolidated subsidiaries of $1,100 million for the year ended December 31, 2002, which included a tax provision of $12 million, compared to net equity losses of $75 million for the year ended December 31, 2001, which included a tax provision of $13 million. For the year ended December 31, 2002, net equity losses from investments in unconsolidated subsidiaries included impairment charges (including impairment charges recognized by our affiliates associated with their impairment reviews under SFAS No. 142) totaling $939 million (see "Impairment Charges" above) and a charge of $108 million resulting from amending our venture agreement with ANW. Additionally, net equity losses from investments in unconsolidated subsidiaries included $13 million of losses related to TeleCorp, which we began consolidating effective February 2002, $76 million in losses related to variable interest entities for which we are deemed to be the primary beneficiary and as a result began consolidating during 2003, and $60 million of losses for investments in which our cumulative losses in those entities more than exceeded our carrying value, and as such, we no longer are required to recognize any losses.

The impairment charges included $584 million of charges, which were primarily associated with the write-down of our equity method unconsolidated subsidiaries in Rogers Wireless, EuroTel Praha, ACC Acquisition LLC (the parent company of ACC), BPL, and Cascade of $232 million, $185 million, $120 million, $24 million, and $20 million, respectively. These impairments were recorded as declines in the fair values of these investments during 2002 were deemed to be other than temporary. Additionally, we recognized losses of $349 million in the third quarter of 2002 associated with our portion of impairment charges recognized by our equity method unconsolidated subsidiaries as a result of their annual impairment tests of other indefinite-lived intangible assets as required by SFAS No. 142. Of this total charge, $240 million, $84 million, and $25 million represented impairments of licensing costs recognized by Cascade, ANW, and Lewis and Clark, respectively. The $108 million charge associated with amending our venture agreement with ANW reflects the difference between amounts previously accrued for our potential obligation to acquire the other owners' interests under the original terms of the venture agreement and our obligation as a result of this amendment. Due to our cumulative losses, we did not record any tax benefits associated with these charges.

Net equity losses from investments in unconsolidated subsidiaries for the year ended December 31, 2001, included pretax impairment charges of $107 million associated with declines in the fair values of our equity method unconsolidated investments in Rogers Wireless and BPL, as well as a pretax gain of $462 million on the sale of Japan Telecom in April 2001. Excluding the impacts of the gain on the sale of Japan Telecom, the charge associated with the amendment of the ANW agreement, and the impairment charges, net equity earnings (losses) from investments in unconsolidated subsidiaries improved $254 million for 2002 as compared with 2001. This improvement primarily resulted from our consolidation of TeleCorp in 2002, in addition to our no longer recording equity losses related to three of our investments as our cumulative losses recognized has exceeded our carrying value.

(In millions) For the Years Ended December 31,	2002	2001	$ Change	% Change
Loss from operations of discontinued business (net of tax benefit of $(169))	$—	$(273)	$273	100.0%
Gain (loss) on disposal of discontinued business (net of tax provision (benefit) of $29 and $(504))	$47	$(814)	$861	105.8%

We recognized income from discontinued operations, net of tax, of $47 million for the year ended December 31, 2002, compared to a loss from discontinued operations of $1,087 million in 2001. The income recorded during 2002 consisted of adjustments to the recoverability of assets and accruals related to costs to exit the fixed wireless business. The losses from discontinued operations for 2001 represented the loss on disposal of the fixed wireless business as well as operational losses associated with the fixed wireless business prior to its write-down. The disposition of the fixed wireless business was completed during 2002.

(In millions) For the Years Ended December 31,	2002	2001	$ Change	% Change
Cumulative effect of change in accounting principle (net of tax benefit of $103)	$(166)	$—	$(166)	(100.0)%

Cumulative effect of change in accounting principle, net of tax, was a loss of $166 million during the year ended December 31, 2002, and related to our proportionate share of impairment charges recorded by our equity method unconsolidated subsidiaries upon their adoption of SFAS No. 142 effective January 1, 2002. Of the total 2002 after-tax charge, $72 million and $7 million represented our proportionate share of impairments recognized by TeleCorp of its licensing costs and goodwill, respectively. The remaining $87 million represented our proportionate share of an impairment of licensing costs recognized by ACC.

Income (loss) per basic and diluted share:

For the Years Ended December 31,	2002	2001	$ Change
Income (loss) from continuing operations available to common shareholders	$(0.82)	$ 0.05	$ (0.87)
Income (loss) from discontinued operations	0.01	(0.43)	0.44
Cumulative effect of change in accounting principle	(0.06)	—	(0.06)
Net income (loss) available to common shareholders	$(0.87)	$(0.38)	$ (0.49)

Income (loss) from continuing operations available to common shareholders per share was a loss of $0.82 for the year ended December 31, 2002, compared with income of $0.05 for 2001. The increased loss per share was primarily attributable to the per-share impact of the impairment charges and deferred tax valuation allowances recorded during 2002. Additionally, income from continuing operations available to common shareholders in 2001 included a pretax gain of $462 million associated with the sale of our equity interest in Japan Telecom.

Income (loss) from discontinued operations per share was income of $0.01 for the year ended December 31, 2002, compared with a loss of $0.43 for 2001. In December 2001, we finalized plans and received approval from our board of directors to exit the fixed wireless business. This decision resulted in a pretax charge of $1.3 billion during the fourth quarter of 2001, reflecting a write-down of assets and the impact of phased exit charges. We completed the disposal of the fixed wireless business during 2002. During 2002, we recorded after-tax gains on disposal of the fixed wireless business totaling $47 million. The gains consisted of adjustments to the recoverability of assets and accruals associated with exit costs from the fixed wireless business and are reflected within income from discontinued operations.

Cumulative effect of change in accounting principle per share was a loss of $0.06 for the year ended December 31, 2002, compared with zero for 2001.

Net income (loss) available to common shareholders was a loss of $2,342 million for the year ended December 31, 2002, compared with a loss of $963 million for the year ended December 31, 2001. Net income (loss) available to common shareholders per share was a loss of $0.87 for the year ended December 31, 2002, compared with a loss of $0.38 for the year ended December 31, 2001. The increased loss per share was primarily attributable to the per-share impact of the impairment charges and deferred tax valuation allowances recorded during 2002 and the pretax gain of $462 million associated with the sale of our equity interest in Japan Telecom in 2001. Partially offsetting this impact was the effect of the loss recorded on the discontinuation of the fixed wireless business during 2001.

OIBDA Discussion

OIBDA is defined as operating income (loss) before depreciation and amortization. OIBDA margin is calculated as OIBDA divided by services revenue. OIBDA and OIBDA margin are non-GAAP financial measures. They differ from operating income (loss), as calculated in accordance with GAAP in that they exclude depreciation and amortization, and differ from net income (loss) as calculated in accordance with GAAP in that they exclude (i) depreciation and amortization, (ii) other income (expense), (iii) interest expense, (iv) provision for income taxes, (v) net equity earnings (losses) from investments in unconsolidated subsidiaries, (vi) income (loss) from discontinued operations, and (vii) cumulative effect of change in accounting principle. We believe OIBDA and OIBDA margin to be relevant and useful information to our investors as these measures are an integral part of our internal management reporting and planning process and are the primary measures used by our management to evaluate the operating performance of our consolidated operations. They are used by management as a measurement of our success in acquiring, retaining, and servicing customers because we believe these measures reflect our ability to generate and grow subscriber revenues while providing a high level of customer service in a cost-effective manner. Management also uses these measures as a method of comparing our performance with that of many of our competitors. The components of OIBDA include the key revenue and expense items for which our operating managers are responsible and upon which we evaluate their performance. Additionally, our $2.5 billion credit facility (under which no amounts are currently outstanding) requires us to maintain certain financial ratios, including a specified ratio of net-debt-to-operating income before depreciation and amortization expenses and impairment charges. Lastly, we use OIBDA for planning purposes, and in presentations to our board of directors, and we use multiples of current or projected OIBDA in our discounted cash flow models to determine the value of our licensing costs and our overall enterprise valuation.

OIBDA excludes other income (expense) and net equity earnings (losses) from investments in our unconsolidated subsidiaries, as these do not reflect the operating results of our subscriber base and our national footprint that we utilize to obtain and service our subscribers. Net equity earnings (losses) from investments in unconsolidated subsidiaries represent our proportionate share of the net income (loss) of equity investments in which we exercise significant influence, but do not control. As we do not control these entities, our management excludes these results when evaluating the performance of our primary operations. Although excluded, net equity earnings (losses) from investments in unconsolidated subsidiaries may include results that are material to our overall net income (loss). During 2002, net equity earnings (losses) from investments in unconsolidated subsidiaries included $939 million representing our proportionate share of impairment charges recognized by these entities, as well as impairment charges that we recorded as the decline in fair value of several investments was deemed to be other than temporary. We may record impairment charges in the future if there are further declines in the fair values of our investments, which we deem to be other than temporary. OIBDA also excludes interest expense and the provision for income taxes. Excluding these items eliminates the expenses associated with our capitalization and tax structures. Finally, OIBDA excludes depreciation and amortization expenses, in order to eliminate the impact of capital investments, which management believes is better evaluated through its effect on free cash flow (see "Free Cash Flow Discussion" within "Liquidity and Capital Resources" below).

We believe OIBDA as a percentage of services revenue to be a more relevant measure of our operating margin than OIBDA as a percentage of total revenue. We generally subsidize a portion of our handset sales, all of which is recognized in the period in which we sell the handset. This results in a disproportionate impact on our margin in that period. Management views this equipment subsidy as a cost to acquire or retain a subscriber, which is recovered through the ongoing services revenue that is generated by the subscriber. We also use services revenue to calculate margin to facilitate comparison, both internally and externally, with our competitors, as they calculate their margins using services revenue as well.

There are material limitations to using measures such as OIBDA and OIBDA margin, including the difficulty associated with comparing these performance measures as we calculate them to similar performance measures presented by other companies, and the fact that these performance measures do not take into account certain significant items, including depreciation and amortization, interest, and tax expense and net equity earnings (losses) from investments in unconsolidated subsidiaries, that directly affect our net income or loss. Management compensates for these limitations by carefully analyzing how our competitors present performance measures that are similar in nature to OIBDA as we present it, and considering the economic effect of the excluded expense items independently as well as in connection with their analysis of net income (loss) as calculated in accordance with GAAP. OIBDA and OIBDA margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. OIBDA and OIBDA margin, as we have defined them, may not be comparable to similarly titled measures reported by other companies.

Reconciliation of OIBDA to Consolidated Net Income (Loss)

The following table summarizes the reconciliation of OIBDA to consolidated net income (loss):

(In millions) For the Years Ended December 31,	2003	2002	2001
OIBDA	**$ 4,394**	$ 2,493	$ 3,100
Depreciation and amortization	**(3,181)**	(2,751)	(2,502)
Other income (expense)	**32**	(123)	374
Interest expense	**(789)**	(669)	(386)
Provision for income taxes	**(112)**	(55)	(311)
Net equity earnings (losses) from investments in unconsolidated subsidiaries	**98**	(1,100)	(75)
Income (loss) from discontinued operations	**—**	47	(1,087)
Cumulative effect of change in accounting principle	**—**	(166)	—
Net income (loss)	**$ 442**	$(2,324)	$ (887)

OIBDA for the Year Ended December 31, 2003, Compared with the Year Ended December 31, 2002

OIBDA for the year ended December 31, 2003, was $4,394 million, compared with $2,493 million for the year ended December 31, 2002. The increase in OIBDA in 2003 was due primarily to the larger SFAS No. 142 charges recorded during 2002. OIBDA for 2002 included $1,329 million in licensing cost impairment charges versus $83 million in the current year (see "Impairment Charges" above). Also contributing to the OIBDA growth in 2003 was increased services revenue, lower net costs of equipment sales, and lower incollect expenses. These improvements were partially offset by increased network-related costs, higher customer care and IT-related expenses, and $88 million in restructuring charges (see "Restructuring Charge" above).

OIBDA for the Year Ended December 31, 2002, Compared with the Year Ended December 31, 2001

OIBDA for the year ended December 31, 2002, was $2,493 million, compared with $3,100 million for the year ended December 31, 2001. OIBDA for 2002 included a $1,329 million pretax impairment of licensing costs. Excluding the impact of the impairment charge, the growth in OIBDA as compared with 2001 was due primarily to growth in services revenue, reductions in incollect expenses and the provision for uncollectible receivables, and a lower rate of expense growth related to sales and marketing expenses. These improvements were partially offset by increased network costs.

Reconciliation of OIBDA Margin to Consolidated Net Income (Loss) as a Percentage of Services Revenue

The following table summarizes the reconciliation of OIBDA margin to consolidated net income (loss) as a percentage of services revenue:

(All items shown as a percentage of services revenue) For the Years Ended December 31,	2003	2002	2001
OIBDA margin	**28.1%**	17.2%	24.7%
Depreciation and amortization	**(20.3)%**	(19.0)%	(19.9)%
Other income (expense)	**0.2%**	(0.8)%	3.0%
Interest expense	**(5.0)%**	(4.6)%	(3.1)%
Provision for income taxes	**(0.8)%**	(0.4)%	(2.5)%
Net equity earnings (losses) from investments in unconsolidated subsidiaries	**0.6%**	(7.6)%	(0.6)%
Income (loss) from discontinued operations	**—%**	0.3%	(8.7)%
Cumulative effect of change in accounting principle	**—%**	(1.1)%	—%
Net income (loss)	**2.8%**	(16.0)%	(7.1)%

OIBDA Margin for the Year Ended December 31, 2003, Compared with the Year Ended December 31, 2002

OIBDA margin was 28.1 percent for the year ended December 31, 2003, compared with 17.2 percent for the year ended December 31, 2002. The OIBDA margin improvement in 2003 was due primarily to the larger SFAS No. 142 impairment charges recorded during 2002 (discussed above) as a percentage of services revenue.

OIBDA Margin for the Year Ended December 31, 2002, Compared with the Year Ended December 31, 2001

OIBDA margin was 17.2 percent for the year ended December 31, 2002, compared with 24.7 percent for the year ended December 31, 2001. OIBDA margin for 2002 was negatively impacted by a $1,329 million impairment of licensing costs. Excluding the impact of the impairment charge, OIBDA margin increased in 2002 compared to 2001 due to reductions in incollect and sales and marketing expenses, as well as the provision for uncollectible receivables as a percentage of services revenue. Partially offsetting these improvements were increased network costs as a percentage of services revenue.

Operating Metric Calculations

The following table summarizes our calculation of CPGA and ARPU:

(In millions, except CPGA and ARPU) For the Years Ended December 31,	2003	2002	2001
CPGA:			
Equipment revenue	**$ 1,036**	$ 1,148	$ 1,078
Less: Costs of equipment sales	**2,054**	2,274	2,037
Handset and accessory subsidy costs	**$ 1,018**	$ 1,126	$ 959
Selling, general, and administrative costs	**$ 5,415**	$ 4,977	$ 4,482
Less: General and administrative costs	**1,846**	1,730	1,486
Sales and marketing costs	**$ 3,569**	$ 3,247	$ 2,996
Handset and accessory subsidy costs and Sales and marketing costs	**$ 4,587**	$ 4,373	$ 3,955
Less: Costs unrelated to initial customer acquisitions	**1,624**	1,320	1,072
Customer acquisition costs	**$ 2,963**	$ 3,053	$ 2,883
Cost per gross subscriber addition (CPGA)	**$ 377**	$ 377	$ 334
ARPU:			
Services revenue	**$ 15,659**	$ 14,483	$ 12,532
Less: Revenue not generated by wireless subscribers	**170**	152	157
Services revenue used to calculate ARPU	**$ 15,489**	$ 14,331	$ 12,375
Average revenue per user per month (ARPU)	**$ 59.80**	$ 60.20	$ 62.60

Liquidity and Capital Resources

As of December 31, 2003, we had cash and short-term investments totaling $4.5 billion. Provisions of our TeleCorp Wireless, Inc. and Tritel PCS, Inc. Senior Subordinated Notes limit the use of cash and cash equivalents of each subsidiary to the operations of the subsidiary. At December 31, 2003, cash and cash equivalents included a combined $79 million of cash and cash equivalents that were held by TeleCorp Wireless, Inc. and Tritel PCS, Inc. We expect to fund our capital requirements for at least the next 12 months by using existing cash balances and short-term investments; cash generated from operations; and if necessary, by accessing external sources of capital including the issuance of commercial paper, public equity or debt securities, or by drawing on our committed receivables securitization program and credit facilities. As of December 31, 2003, we had access to $8.6 billion, including our cash balances, short-term investments, and committed, untapped sources of liquidity. We may also generate cash from the sale of nonstrategic investments or excess spectrum. Our need to obtain additional cash from external sources will be impacted by our ability to reduce costs and to continue to achieve subscriber and revenue growth.

Cash Flow Analysis

Cash Flows for the Year Ended December 31, 2003, Compared with the Year Ended December 31, 2002

(In millions) For the Years Ended December 31,	2003	2002	$ Change	% Change
Net Cash Flows:				
Provided by operating activities of continuing operations	**$ 4,559**	$ 2,975	$ 1,584	53.2%
Used in investing activities of continuing operations	**(2,302)**	(5,729)	3,427	59.8%
(Used in) provided by financing activities of continuing operations	**(287)**	1,763	(2,050)	(116.3)%
Used in discontinued operations	**—**	(8)	8	100.0%
Net increase in cash due to adoption of FIN 46	**16**	—	16	100.0%

Net Cash Provided by Operating Activities of Continuing Operations

Net cash provided by operating activities of continuing operations for the year ended December 31, 2003, was $4,559 million, compared with $2,975 million for the year ended December 31, 2002. The increase in net cash provided by operating activities from continuing operations was due primarily to higher operating income, excluding depreciation and amortization expenses and the impairment of licensing costs; the $511 million in proceeds received from the 2002 net operating loss (NOL) carryback as discussed below; the $245 million in proceeds received from the termination of our interest rate swap agreements relating to the long-term portion of our hedged debt; and a higher source of cash from working capital. In 2004, we will continue our focus on working capital management, including maintaining tight credit standards and increased collection efforts related to our accounts receivables; maintaining appropriate inventory models and levels of inventory in our retail stores and warehouses; and improving days payable outstanding through working with our vendors on payment terms.

For the year ended December 31, 2002, we generated a NOL of $2.8 billion, of which $1.5 billion was carried back during the second quarter of 2003 for a refund of taxes paid by AT&T totaling $536 million. Prior to the filing of the refund claim, our deferred tax liabilities, excluding those deferred tax liabilities associated with licensing costs and goodwill, exceeded our deferred tax assets. As such, we determined that we no longer required a valuation allowance against our deferred tax assets, other than those deferred tax assets associated with actual and potential capital losses, credits, and state NOLs that were deemed more likely than not to expire unused. As we no longer required a full valuation allowance on our deferred tax assets, the 2002 NOL carryback was reflected as a reduction of our long-term deferred tax assets. We received $511 million of this refund during the second quarter of 2003; the remaining $25 million will be held in escrow pursuant to the terms of an agreement between AT&T and us, and will be reflected as a receivable in other assets until distribution from the escrow. The balance of the 2002 NOL not carried back can be carried forward to offset our taxable income in future years.

Net Cash Used in Investing Activities of Continuing Operations

Net cash used in investing activities of continuing operations for the year ended December 31, 2003, was $2,302 million, compared with $5,729 million for the year ended December 31, 2002. The decrease in net cash used in investing activities during 2003 was primarily the result of reduced capital expenditures, as well as lower contributions made to unconsolidated subsidiaries. Additionally, investing activities from continuing operations in 2003 included $324 million of net proceeds from the sale of our ownership stake in Far EasTone. During the fourth quarter of 2003, a joint venture in which we are a 50 percent owner sold its interest in EuroTel Praha for $1.05 billion. As of December 31, 2003, we had received $294 million in cash from the joint venture, representing a portion of the sale proceeds and dividend payments, and expect to receive the remaining $331 million during the first half of 2004. See "Investments in and Advances to Unconsolidated Subsidiaries" below for further information on the Far EasTone and EuroTel Praha transactions.

Net Cash (Used In) Provided by Financing Activities of Continuing Operations

Net cash (used in) provided by financing activities of continuing operations for the year ended December 31, 2003, was a use of cash totaling $287 million, compared with a source of cash totaling $1,763 million for the year ended December 31, 2002. Financing activities of continuing operations for the year ended December 31, 2003, primarily included the $733 million cash paid in the repayment of certain TeleCorp Wireless, Inc. and Tritel PCS, Inc. debt discussed below, partially offset by the receipt of the $436 million income tax refund from AT&T discussed below. Financing activities of continuing operations for the year ended December 31, 2002, primarily included net proceeds of $3.0 billion from our Senior Notes offering in April 2002 and cash proceeds of $382 million from the sale of our common shares to DoCoMo in connection with DoCoMo's exercise of its preemptive right triggered by the TeleCorp acquisition. Partially offsetting these proceeds was the repayment of approximately $1.6 billion of TeleCorp debt subsequent to the acquisition, including our exercising of early redemption provisions related to the TeleCorp public debt during the second quarter of 2002.

On July 24, 2003, we announced offers to repurchase for cash any and all outstanding 11.625 percent TeleCorp Wireless, Inc. Senior Subordinated Discount Notes due April 15, 2009, and 12.75 percent Tritel PCS, Inc. Senior Subordinated Discount Notes due May 15, 2009. These repurchase offers, along with additional repurchases made in the open market, resulted in us retiring $424 million face value of the TeleCorp Wireless, Inc. notes and $259 million face value of the Tritel PCS, Inc. notes for $733 million in cash. As a result of the debt repurchases, we recorded losses of $55 million on the early extinguishments of debt within other income (expense) during the year ended December 31, 2003.

For the tax return period July 10, 2001, through December 31, 2001, we incurred a NOL of $1.3 billion. Under the tax-sharing agreement with AT&T, the NOL was carried back for a refund of taxes paid by AT&T, as the common parent of an affiliated group that included AT&T Wireless Services. We established a receivable in shareholders' equity in the amount of $461 million as of December 31, 2002, with a corresponding increase to additional paid-in capital. The 2001 NOL carryback was reflected as a capital contribution from AT&T as we required a full valuation allowance on our deferred tax assets as of December 31, 2002. Accordingly, it was determined that we would not have been able to realize this NOL carryback as a stand-alone entity. In January 2003, we received $436 million relating to the refund claim. The remaining $25 million will be held in escrow pursuant to the terms of an agreement between AT&T and us, and will be reflected as a receivable from former parent, AT&T, until distribution from the escrow.

Cash Flows for the Year Ended December 31, 2002, Compared with the Year Ended December 31, 2001

(In millions) For the Years Ended December 31,	2002	2001	$ Change	% Change
Net Cash Flows:				
Provided by operating activities of continuing operations	$ 2,975	$ 2,734	$ 241	8.8%
Used in investing activities of continuing operations	(5,729)	(5,910)	181	3.1%
Provided by financing activities of continuing operations	1,763	7,034	(5,271)	(74.9)%
Used in discontinued operations	(8)	(568)	560	98.6%

Net Cash Provided by Operating Activities of Continuing Operations

Net cash provided by operating activities of continuing operations for the year ended December 31, 2002, was $2,975 million, compared with $2,734 million for 2001. The increase in net cash provided by operating activities from continuing operations was primarily due to higher operating income, excluding the impairment of licensing costs and depreciation and amortization, partially offset by higher interest payments made during 2002 as compared to the prior year, as well as cash payments associated with exit costs of the fixed wireless business.

Net Cash Used in Investing Activities of Continuing Operations

Net cash used in investing activities of continuing operations for the year ended December 31, 2002, was $5,729 million, compared with $5,910 million for the year ended December 31, 2001. The decrease in net cash used was primarily due to lower contributions made to unconsolidated subsidiaries in 2002 compared with 2001, partially offset by the cash received during 2001 related to the sale of our equity interest in Japan Telecom.

Net Cash Provided by Financing Activities of Continuing Operations

Net cash provided by financing activities of continuing operations for the year ended December 31, 2002, was $1,763 million, compared with $7,034 million for the year ended December 31, 2001. Net cash provided by financing activities of continuing operations for 2002 consisted primarily of net proceeds of $3.0 billion from our Senior Notes offering in April 2002 and cash proceeds of $382 million from the sale of our common shares to DoCoMo in connection with DoCoMo's exercise of its preemptive right triggered by the TeleCorp acquisition. Partially offsetting these proceeds was the repayment of approximately $1.6 billion of TeleCorp debt subsequent to the acquisition, including our exercising of early redemption provisions related to the TeleCorp public debt during the second quarter of 2002. Net cash provided by financing activities of continuing operations for 2001 consisted of $6.1 billion of allocated net proceeds from AT&T associated with the investment by DoCoMo as discussed below, and $6.3 billion of net proceeds received from our Senior Notes offering in March 2001. Partially offsetting these proceeds were the repayment of $2.4 billion of debt due to AT&T and redemption of the $3.0 billion of preferred stock held by AT&T in June of 2001.

In January 2001, DoCoMo, a leading Japanese wireless communications company, invested $9.8 billion in a security of AT&T that, like AT&T Wireless Group tracking stock, was intended to reflect a portion of the financial performance and economic value of AT&T Wireless Group. We were allocated $6.1 billion of the net proceeds from AT&T. AT&T retained the remaining $3.6 billion of the net DoCoMo investment proceeds as consideration for the reduction in AT&T's retained portion of our value.

Net Cash Used in Discontinued Operations

The decrease in cash used in discontinued operations was primarily a result of decreased operational activities associated with our fixed wireless business during the year ended December 31, 2002, compared with 2001. We completed the disposal of the fixed wireless business during 2002.

Free Cash Flow Discussion

Free cash flow, as we have defined it, is calculated as the cash generated from our operating activities less cash payments for capital expenditures. We believe free cash flow to be relevant and useful information to our investors as this measure is used by our management in evaluating our liquidity and the cash generated by our consolidated operating businesses. Our definition of free cash flow does not take into consideration cash generated in the sale of or used to purchase license spectrum, cash used to acquire other businesses, or cash generated or used related to our unconsolidated subsidiaries. Additionally, our definition of free cash flow does not reflect cash used to repurchase or fund debt principal obligations. Free cash flow reflects cash available for financing activities, to strengthen our balance sheet, or cash available for strategic investments, including spectrum acquisitions, acquisitions of businesses, or investments in joint ventures and other unconsolidated subsidiaries. Free cash flow should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. Free cash flow, as we have defined it, may not be comparable to similarly titled measures reported by other companies.

(In millions) For the Year Ended December 31, 2003	
Net cash provided by operating activities of continuing operations	**$ 4,559**
Less: Capital expenditures, including internal-use software	**2,774**
Free cash flow	**$ 1,785**

Free cash flow for the year ended December 31, 2003, was $1,785 million and represented the net cash provided by operating activities of continuing operations of $4,559 million, less cash used for capital expenditures, including internal-use software, which totaled $2,774 million. The free cash flow generation in full year 2003 was driven primarily by our strong operating income, excluding non-cash expenses. Free cash flow in the year ended December 31, 2003, also included the $511 million received from the 2002 NOL carryback and the $245 million cash received for the termination of our interest rate swap agreements. Partially offsetting the cash flow generation in 2003 were our capital expenditures, including internal-use software, and net interest payments made during the year. Free cash flow in future periods will be impacted by several factors, including our ability to grow our subscribers and revenue; our ability to reduce costs and manage our working capital; interest and tax payments; and the levels of our capital expenditures. Free cash flow may also be impacted by unusual operating cash items, such as the NOL tax refunds and interest rate swap termination payments we received during 2003. Finally, free cash flow may vary from quarter to quarter due to the seasonal factors of our business and the timing of our capital expenditures.

Sources of Liquidity

In addition to our cash and short-term investments, we have access to the following sources for additional liquidity:

Accounts Receivable Securitization Program, Credit Facilities, and Commercial Paper Agreements

In February 2004, we renewed our $1.6 billion accounts receivable securitization program. As of December 31, 2003, availability under the program was approximately $1.5 billion based on our accounts receivable balance allowed for under the program. The program allows us to obtain financing collateralized by subscriber trade accounts receivable. Under the program, we can assign subscriber trade accounts receivable on a revolving basis to a special-purpose, wholly owned subsidiary. The wholly owned subsidiary would then sell an undivided interest in such receivables to an unrelated third-party financing entity upon drawing on the facility. The financing is subject to a program fee of 15 to 25 basis points and a liquidity fee of 22.5 to 50 basis points, both of which are based on our Senior Notes rating. We intend to use any proceeds from this financing arrangement for general corporate purposes. This financing arrangement is subject to customary securitization covenants and will be recorded as an on-balance sheet transaction. Included in the covenants are provisions for the termination of the program in the event that our long-term unsecured Senior Notes rating is less than BB+ by Standard & Poor's or Ba1 by Moody's. See discussion of our credit ratings below. We are currently in compliance with the securitization covenants and have no amounts outstanding under this financing arrangement.

In both March of 2002 and 2003, we renewed our $1.25 billion 364-day Competitive Advance and Revolving Credit Facility. We do not plan to renew this Facility when it expires in March 2004. Both our 364-day Competitive Advance and Revolving Credit Facility and our $1.25 billion Five-year Competitive Advance and Revolving Credit Facility, which expires in March 2006, require us to maintain certain financial ratios, including a net-debt-to-operating income before depreciation and amortization expenses and impairment charges ratio of 4X or less and an interest coverage ratio of 3.5X or higher. We are currently in compliance with these financial ratios. The facilities are subject to a facility fee, which will fluctuate based on our Senior Notes rating. We currently have no amounts outstanding under the facilities.

During June 2001, we finalized agreements with a group of commercial paper dealers to issue up to $2.5 billion of private placement commercial paper notes. The notes will be unsecured, ranking pari passu with our other unsubordinated and unsecured indebtedness. Maturity of the notes can be up to 365 days from the date of issue. Our commercial paper notes are rated A2 by Standard & Poor's and P2 by Moody's. If we decide to issue commercial paper notes, the rates would be reflective of these commercial paper market rates at the time of issuance. The commercial paper program is subject to customary commercial paper program covenants. We currently have not issued any notes under the program.

Our accounts receivable securitization program and our credit facilities are terminable upon a change of control. Our commercial paper program, Senior Notes, and Senior Subordinated Notes are not terminable upon a change of control.

Credit Rating Discussion

Our credit ratings impact our ability to obtain short- and long-term financing, and the cost of such financing. In determining our credit ratings, the rating agencies consider a number of factors, including our OIBDA, operating cash flow, total debt outstanding, off-balance sheet obligations, commitments, interest requirements, liquidity needs, and availability of liquidity. Other factors considered may include our business strategy, the condition of our industry, and our position within the industry. Although we understand that these and other factors are among those considered by the rating agencies, each agency might calculate and weigh each factor differently.

Our credit ratings as of the date of this report were as follows:

Rating Agency	Long-Term Debt Rating	Outlook/Watch
Moody's[a]	Baa2	On Review
Standard & Poor's[b]	BBB	Positive
Fitch[c]	BBB	Positive

a On February 17, 2004, Moody's placed our Baa2 long-term debt rating on review, direction uncertain, as a result of the announced agreement by Cingular to acquire AT&T Wireless Services.

b On February 17, 2004, Standard & Poor's placed our BBB long-term debt rating on credit watch positive as a result of the announced agreement by Cingular to acquire AT&T Wireless Services.

c On February 17, 2004, Fitch Ratings placed our BBB long-term debt rating on credit watch positive as a result of the announced agreement by Cingular to acquire AT&T Wireless Services.

Capital Requirements

Our operating capital requirements during 2004 will be driven primarily by expenditures associated with our network, interest payments, acquisition and retention of new and existing subscribers, and restructuring activities (see "Restructuring Charge" above). Additional capital requirements may include spectrum purchases, acquisitions of businesses, and cash contributions and advances to our unconsolidated subsidiaries. We continually evaluate all options related to our outstanding debt and equity securities. We may choose to repurchase portions of our debt prior to its scheduled maturity, or exercise the call opportunities related to our remaining TeleCorp Wireless, Inc. or Tritel PCS, Inc. Senior Subordinated Notes, which are available to us beginning in 2004. Additionally, we may choose to redeem our mandatorily redeemable preferred stock prior to its redemption date. We do not anticipate significant cash requirements for income tax payments during 2004 due to existing, unutilized NOLs. We currently do not pay any dividends on our common stock, and we do not intend to pay any dividends on our common stock in the foreseeable future.

Capital Requirements – Capital Expenditures and Handsets

The operation, upgrade, and expansion of our networks will continue to require substantial amounts of capital. Additionally, continued efforts to consolidate our back-office systems will require capital additions related to internal-use software. Our capital expenditures, including internal-use software, discussed below are calculated on an accrual basis, and therefore, may vary from the cash outflows reported during the period on our Consolidated Statements of Cash Flows (see reconciliation below). Capital expenditures, including capital additions related to internal-use software, totaled $3,077 million for the year ended December 31, 2003. The majority of capital spending during 2003 related to the GSM/GPRS/EDGE network and non-network spending related to system upgrades and consolidation. During 2004, we expect our capital spending, including existing commitments, to remain around 20 percent of our services revenue. Our purchase commitments for network equipment and handsets totaled $822 million as of December 31, 2003, with remaining payments to be made by the end of 2004.

(In millions) For the Years Ended December 31,	2003	2002	2001
Reported accrual-basis capital expenditures, including internal-use software	**$ 3,077**	$5,127	$5,356
Add: Net impact of capital accruals and non-cash purchases of property, plant, and equipment	**(303)**	175	(151)
Cash-basis capital expenditures, including internal-use software	**$ 2,774**	$5,302	$5,205

Capital Requirements – Spectrum

We may also require substantial capital to purchase additional spectrum licenses. Access to additional spectrum in critical markets will help us to meet demand for existing wireless products and facilitate deployment of next-generation services in critical markets.

Capital Requirements – Acquisitions

In February 2004, we completed the purchase of U.S. Cellular Corporation's TDMA operating properties in south Texas for $95 million in cash.

Capital Requirements – Interest Payments

Our Senior Notes and Senior Subordinated Notes include the following interest payment requirements and maturity dates:

(In millions) Principal Amount as of December 31, 2003[1]	Interest Rate	Interest Payments	Maturity
AT&T Wireless Services, Inc. Senior Notes:			
$250	6.875%[2]	Semiannually	April 18, 2005
$1,000	7.350%[2]	Semiannually	March 1, 2006
$750	7.500%[2]	Semiannually	May 1, 2007
$3,000	7.875%	Semiannually	March 1, 2011
$2,000	8.125%[2]	Semiannually	May 1, 2012
$2,500	8.750%	Semiannually	March 1, 2031
$9,500			
TeleCorp Wireless, Inc. Senior Subordinated Notes:			
$23	11.625%	—[3]	April 15, 2009
$219	10.625%	Semiannually	July 15, 2010
$242			
Tritel PCS, Inc. Senior Subordinated Notes:			
$30	12.75%	—[4]	May 15, 2009
$244	10.375%	Semiannually	January 15, 2011
$274			

1 Principal amount represents the face value of the notes less any contractual discounts. Principal amounts do not include original issuance discounts associated with the AT&T Wireless Services, Inc. Senior Notes or premiums recorded associated with purchase accounting adjustments for TeleCorp Wireless, Inc. and Tritel PCS, Inc. notes.

2 During the first quarter of 2003, we terminated all of our interest rate swap agreements, which had a total notional value of $2.8 billion. We received total cash proceeds of $289 million, of which $245 million represented the fair value of the portion of our long-term debt that was hedged. The remaining cash proceeds represented the fair value of the interest component of the hedged debt as of the termination dates of the interest rate swaps. The swaps were entered into as hedges of the fair value of $250 million of the 6.875 percent Senior Notes due April 2005, $1.0 billion of the 7.35 percent Senior Notes due March 2006, $750 million of the 7.5 percent Senior Notes due May 2007, and $800 million of the 8.125 percent Senior Notes due May 2012.

3 Interest accrues to the principal balance of these Discount Notes until April 15, 2004. Interest will be paid in cash semiannually beginning October 15, 2004. During the second half of 2003, we retired a substantial amount of these notes (see "Net Cash (Used in) Provided by Financing Activities of Continuing Operations" above for further information regarding these debt repurchases).

4 Interest accrues to the principal balance of these Discount Notes until May 15, 2004. Interest will be paid in cash semiannually beginning November 15, 2004. During the second half of 2003, we retired a substantial amount of these notes (see "Net Cash (Used in) Provided by Financing Activities of Continuing Operations" above for further information regarding these debt repurchases).

Capital Requirements – Contractual Obligations

(In millions) Contractual Obligations as of December 31, 2003	Payments Due by Period[1] Total	Less than 1 Year	2–3 Years	4–5 Years	After 5 Years
Operating leases[2]	$ 3,375	$ 766	$1,212	$ 634	$ 763
Dedicated leased lines[3]	640	222	317	101	—
Purchase obligations[4]	1,566	966	400	200	—
Long-term debt[5]	10,256	7	1,273	953	8,023
Obligation related to ANW venture agreement[6]	145	—	—	145	—
Mandatorily redeemable preferred stock[7]	846	—	—	—	846
Other long-term liabilities reflected on the balance sheet under GAAP[8]	346	—	135	155	56
Total contractual cash obligations	$17,174	$1,961	$3,337	$2,188	$9,688

1 Payments are included in the period by which they are contractually required to be made. Actual payments may be made prior to the contractually required date.

2 Represents our commitments associated with operating leases and includes contracts that expire in various years through 2035. Payments due reflect fixed rent expense.

3 Represents our commitments with our primary local exchange carriers for dedicated leased lines. See Note 21 to our Consolidated Financial Statements.

4 Unconditional purchase obligations include commitments to purchase network equipment and handsets and commitments to purchase certain long-distance and network data services under our Master Carrier Agreement with AT&T. See Note 21 to our Consolidated Financial Statements. Purchase obligations do not include purchase orders, which we enter into in the ordinary course of business for network equipment, handsets, materials, supplies, and other items. During 2004, we expect our capital spending, including existing commitments, to remain around 20 percent of our services revenue.

5 Amounts are equal to the annual maturities of our long-term debt outstanding. See Note 16 to our Consolidated Financial Statements.

6 Represents our obligation associated with ANW's other owners' rights to require us to purchase their interests in ANW. See Note 21 to our Consolidated Financial Statements.

7 This commitment represents the total liquidation preference upon redemption (December 13, 2020) of our mandatorily redeemable preferred stock. See Note 17 to our Consolidated Financial Statements.

8 Other long-term liabilities requiring cash settlement including asset retirement obligations, deferred compensation, and tax contingencies.

In December 2002, the terms of our strategic relationship with DoCoMo were amended. The amendment increased DoCoMo's rights to representation on our board of directors, and revised our technology commitment, among other things. Pursuant to our Investor Agreement, as amended, between AT&T Wireless Services, AT&T, and DoCoMo, DoCoMo may require us to repurchase its investment at DoCoMo's original purchase price, plus interest, if under certain circumstances, and subject to the exceptions identified in the Investor Agreement:

- We fail to launch service based on W-CDMA technology in certain areas of Dallas, San Diego, San Francisco, and Seattle, or permitted alternate cities by December 31, 2004; or
- Our board of directors approves changes prior to December 31, 2004, in our use of W-CDMA technology as our primary standard for delivery of services based on third-generation technology.

We believe that the likelihood we will be required to repurchase DoCoMo's original investment plus interest is remote.

Occasionally, we make equity contributions and advances to our investments in unconsolidated subsidiaries. We currently have no material commitments outstanding related to these investments.

We are currently a party to various claims and legal proceedings. We also make routine filings with the FCC and state regulatory authorities, as well as federal, state, and local tax authorities. If we believe that a loss arising from these actions and/or filings is probable and can reasonably be estimated, an amount is recorded for the estimated loss. As additional information becomes available, the potential liability related to the actions is assessed and the estimates are revised, if necessary. Based upon currently available information, we do not believe that the ultimate outcome of these actions beyond that provided for as of December 31, 2003, individually and in the aggregate, will have a material adverse effect on our Consolidated Financial Statements. However, litigation is subject to inherent uncertainties and unfavorable rulings could occur. If so, it could have a material adverse impact on our Consolidated Financial Statements in future periods. While it is not possible to predict the ultimate outcome of these matters, historically, we have been successful in defending ourselves against claims and suits that have been brought against us, and payments made in such claims and actions have not been material to our Consolidated Financial Statements.

Off-Balance Sheet Arrangements

DoCoMo holds 41.7 million of our common stock warrants with a strike price of $35 per share. This off-balance sheet financing arrangement is not material to our overall results of operations or financial condition.

We enter into agreements in the normal course of business that provide for indemnification of counterparties. These include split-off, tax sharing, and tax refund agreements with AT&T, as well as certain asset sales, outsourcing arrangements, financing, intellectual property, services, and purchase agreements with other parties. The term of the indemnification varies by agreement. The events or circumstances that would require us to perform under these indemnities are transaction specific; however, these agreements may require us to indemnify the counterparty for costs and losses incurred from changes in laws or regulations, and/or from litigation or claims arising from the underlying transaction. We are unable to estimate the maximum potential liability for these types of indemnifications as the agreements generally do not specify a maximum amount, and the amounts are dependent on the outcome of future events, the nature and likelihood of which cannot be determined at this time. Historically, we have not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying Consolidated Financial Statements.

Quantitative and Qualitative Information about Market Risk

We are exposed to market risk from changes in interest and foreign exchange rates related to our consolidated operations, as well as with our international unconsolidated subsidiaries' operations. Additionally, we are exposed to market risk associated with changes in the price of AT&T Wireless Services common stock relating to outstanding common stock warrants. We have minimal cash flow exposure related to interest rate changes associated with our long-term, fixed-rate debt. From time to time, we may use certain derivative financial instruments, primarily interest rate swaps, to manage our interest rate risks. We do not use derivative financial instruments for trading or speculative purposes.

As of December 31, 2003 and 2002, we had outstanding $9.5 billion of Senior Notes of AT&T Wireless Services, Inc. with fixed interest rates ranging from 6.875 percent to 8.75 percent, and with maturity dates between 2005 and 2031. As of December 31, 2003, we had not entered into any derivative financial instruments to manage our market risks associated with these notes.

As of December 31, 2002, we had entered into interest rate swaps with a total notional value of $2.8 billion. On a semiannual basis, we paid a floating rate of interest equal to the six-month LIBOR plus a fixed spread, which averaged 3.94 percent as of December 31, 2002, and received an average fixed rate of 7.53 percent in return. The swaps were entered into as hedges of the fair value of our 6.875 percent Senior Notes due April 2005, our 7.35 percent Senior Notes due March 2006, our 7.5 percent Senior Notes due May 2007, and a portion of our 8.125 percent Senior Notes due May 2012. Assuming a 10 percent shift in interest rates, the fair value of the interest rate swaps and the underlying hedged debt would have changed by approximately $49 million at December 31, 2002. During the first quarter of 2003, we terminated all of our interest rate swaps. We received total cash proceeds of $289 million, of which $245 million represented the fair value of the portion of our long-term debt that was hedged. The remaining cash proceeds represented the fair value of the interest component of the hedged debt as of the termination dates of the interest rate swaps.

As of December 31, 2003 and 2002, we had outstanding $518 million and $1.2 billion, respectively, face value of Senior Notes of TeleCorp Wireless, Inc. and Tritel PCS, Inc., both of which are wholly owned subsidiaries of AT&T Wireless Services, Inc. These notes have fixed interest rates ranging from 10.375 percent to 12.75 percent with maturity dates between 2009 and 2011. As of December 31, 2003 and 2002, we had not entered into any derivative financial instruments to manage our market risks associated with these notes. Future repurchases or the exercise of call options available to us beginning in 2004 may be impacted by changes in market interest rates.

We may have future interest rate risk associated with our Competitive Advance and Revolving Credit Facilities, as well as our commercial paper program. If drawn upon, the credit facilities bear interest at variable rates based upon, in various cases, (i) LIBOR plus 65 to 200 basis points depending upon our Senior Notes rating, or (ii) the greater of the prime rate or the federal funds effective rate plus 50 basis points. As of December 31, 2003 and 2002, there were no amounts outstanding under the facilities, or any notes outstanding under the commercial paper program.

We may have future interest rate risk associated with our accounts receivable securitization program. The program is subject to variable interest rates based upon, in various cases, (i) LIBOR plus or minus a variable spread depending upon demand or (ii) LIBOR plus a fixed spread depending upon our Senior Notes rating. As of December 31, 2003 and 2002, there were no amounts outstanding under the program.

We have foreign currency risk associated with investments in wireless companies outside of the United States of America. Results for our international investments in unconsolidated subsidiaries accounted for under the equity method are translated from the designated functional currency to the U.S. dollar using average exchange rates during the period, while assets and liabilities are translated at the exchange rate in effect at the reporting date. We have not entered into any material derivative financial instruments to hedge our foreign currency exposure. We believe that the potential exposure is not material to our overall financial position or results of operations.

We have equity price risk associated with common stock warrants in our common stock which are held by DoCoMo. In association with the split-off, DoCoMo's warrants in AT&T Wireless Group tracking stock were converted into 41.7 million common stock warrants in AT&T Wireless Services with a strike price of $35 per share.

The risk management discussion above, related to our market risks, contains forward-looking statements. Future impacts of market risk would be based on actual developments in the financial markets.

Financial Condition

(In millions) At December 31,	2003	2002	$ Change	% Change
Total assets	**$ 47,802**	$ 45,806	$ 1,996	4.4%
Total liabilities	**19,445**	18,246	1,199	6.6%
Minority interest	**30**	48	(18)	(36.5)%
Mandatorily redeemable preferred stock	**—**	151	(151)	(100.0)%
Mandatorily redeemable common stock	**7,664**	7,664	—	—
Total shareholders' equity	**20,663**	19,697	966	4.9%

Total assets increased to $47,802 million at December 31, 2003, an increase of $1,996 million, or 4.4 percent, compared with December 31, 2002. The increase in total assets as of December 31, 2003, was due primarily to an increase in cash and cash equivalents resulting from the receipt of $947 million in federal tax refund claims from AT&T related to our 2001 and 2002 tax net operating losses; positive cash flow from operations during 2003; the $731 million received from the sale of several unconsolidated subsidiaries; and the $245 million in total cash proceeds received related to the termination of our interest rate swap agreements in the first quarter of 2003. These increases were partially offset by cash payments for capital expenditures of $2,774 million and the $742 million spent during the second half of 2003 principally for the repurchase of certain TeleCorp Wireless, Inc. and Tritel PCS, Inc. notes (see "Net Cash (Used In) Provided by Financing Activities of Continuing Operations" above for further information regarding these debt repurchases).

Total liabilities were $19,445 million at December 31, 2003, an increase of $1,199 million, or 6.6 percent, compared with December 31, 2002. The increase in total liabilities as of December 31, 2003, was due primarily to increases in net deferred tax liabilities and an increase in accounts payable due to higher capital expenditure-related accruals. Net deferred tax liabilities increased due to the reduction in tax assets resulting from the receipt of refunds associated with our federal tax NOL carrybacks and an increase in deferred tax liabilities related to property, plant, and equipment and licensing costs due to the use of accelerated depreciation and amortization methods for tax purposes. Additionally, as a result of the adoption of SFAS No. 150 during the third quarter of 2003, our mandatorily redeemable preferred stock was reclassified to long-term liabilities (see "New Accounting Policies" above for further information regarding this statement). These increases were partially offset by a reduction in long-term debt resulting from the repurchases of certain TeleCorp Wireless, Inc. and Tritel PCS, Inc. notes during the second half of 2003 (see "Net Cash (Used In) Provided by Financing Activities of Continuing Operations" above for further information regarding these debt repurchases).

Mandatorily redeemable preferred stock was $151 million as of December 31, 2002, representing the fair value of the mandatorily redeemable preferred stock issued by us in conjunction with the acquisition of TeleCorp and related dividend accretion subsequent to the acquisition date. Our adoption of SFAS No. 150 during the third quarter of 2003 required us to reclassify our mandatorily redeemable preferred stock to long-term liabilities within our Consolidated Balance Sheet and all remaining accretion will be reflected as interest expense on a prospective basis in our Consolidated Statements of Operations (see "New Accounting Policies" above for further information regarding this statement).

Mandatorily redeemable common stock totaling $7,664 million as of December 31, 2003 and 2002, represented the fair value as of the split-off date of the AT&T Wireless Services common shares held by DoCoMo. These shares are presented as mandatorily redeemable common stock due to certain redemption rights held by DoCoMo. Under certain circumstances, DoCoMo may require the repurchase of its investment at DoCoMo's original purchase price, plus interest, if we fail to meet specified technological milestones.

Shareholders' equity was $20,663 million at December 31, 2003, an increase of $966 million, or 4.9 percent, from December 31, 2002. The increase in shareholders' equity resulted primarily from the collection of $436 million of the total $461 million receivable from former parent, AT&T, related to our federal tax refund claim filed in December 2002. Additionally, the net income earned during 2003 of $442 million reduced the accumulated deficit.

Investments in and Advances to Unconsolidated Subsidiaries

We hold equity interests in various U.S. and international ventures, corporations, and partnerships. These entities operate primarily in the wireless telecommunications industry. Equity investments in which we have the ability to exercise significant influence, but do not have voting control other than variable interest entities where we are deemed to be the primary beneficiary, are accounted for under the equity method of accounting. Investments in which we do not have the ability to exercise significant influence are accounted for under the cost method. See "Impairment Charges" and "Tax Valuation Allowances" above for a discussion of impairment charges recognized on these investments and tax valuation allowances recorded during 2002 related to our unconsolidated investments. We may record impairment charges in the future if there are further declines in the fair values of our investments, which we deem to be other than temporary.

During the first quarter of 2004, we sold our equity interest in BPL to Innovision Properties Private Limited for $3 million.

On November 3, 2003, Pinnacle was dissolved and the assets were distributed to the partners. We had a 50 percent ownership interest in Pinnacle, which held primarily a noncontrolling interest in the Pittsburgh, Pennsylvania, market and a controlling interest in several markets in Arkansas. Prior to the dissolution, we accounted for this investment under the equity method. In the distribution, we received the noncontrolling Pittsburgh interest, which increased our direct interest in the Pittsburgh market to 100 percent. The fair value of the distribution totaled $185 million, which resulted in our recording a $56 million pretax gain in the fourth quarter of 2003 within net equity earnings (losses) from investments in unconsolidated subsidiaries.

In November 2003, a 50/50 joint venture between Verizon Communications Inc. and AT&T Wireless Services sold its combined 49 percent interest in EuroTel Praha to Cesky Telecom for $1.05 billion. Prior to the sale, Cesky Telecom owned 51 percent of EuroTel Praha. The net impact of the sale resulted in our recording an $80 million pretax net gain in the fourth quarter of 2003 within net equity earnings (losses) from investments in unconsolidated subsidiaries. Also during 2003, EuroTel Praha paid a dividend to the joint venture of $200 million. As a result of the sale and dividend payment, we expect to receive approximately $625 million from the joint venture. As of December 31, 2003, we had received $294 million in cash and expect to receive the remaining $331 million during the first half of 2004.

In October 2003, we sold our ownership stake in Far EasTone to member companies of the carrier's majority shareholder, Far Eastern Group, for net proceeds of $324 million.

On September 22, 2003, we sold all of our ownership interest in Dobson's common stock, which was accounted for under the cost method, and recorded a pretax gain of $35 million within other income (expense).

In August 2003, in connection with the restructuring of ACC's debt, we abandoned our interest in, and thereby withdrew from, ACC Acquisition LLC, the parent company of ACC.

On June 17, 2003, we completed an exchange transaction with a subsidiary of Dobson. We transferred to Dobson our operating assets in two Alaska markets and our shares of Dobson Series AA preferred stock. In exchange, we received Dobson's operating assets in two California markets. The fair value of the exchange totaled $162 million, which resulted in our recording of a pretax gain of $39 million within other income (expense) during the second quarter of 2003.

Forward-Looking Statements

Our disclosure and analysis in this document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our relationship with our former parent, AT&T, following our separation from AT&T in July 2001, financial condition, results of operations, cash flows, financing plans, business strategies, operating efficiencies or synergies, capital and other expenditures, network build-out and upgrade, competitive positions, availability of capital, growth opportunities for existing and new products and services, our acquisition and growth strategy, benefits from new technologies, availability and deployment of new technologies, plans and objectives of management, and other matters.

Statements in this document that are not historical facts are hereby identified as forward-looking statements. These forward-looking statements, including, without limitation, those relating to the future business prospects, revenues, working capital, liquidity, capital needs, network build-out, interest costs and income, in each case, relating to us, wherever they occur in this document, are necessarily estimates reflecting the best judgment of senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements should, therefore, be considered in light of various important factors. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

- Uncertainty concerning the effects of our pending transaction with Cingular;
- The effects of vigorous competition in the markets in which we operate and competition for more valuable customers, which may decrease prices charged, increase churn, and change the customer mix, profitability, and average revenue per user;
- Uncertainty concerning the growth rate for the wireless industry in general;
- Uncertainty concerning the long-term impact of wireless number portability;
- The risks associated with the implementation of our GSM/GPRS/EDGE network and our technology migration strategy, including risks relating to the implementation and operations of new systems and technologies, customer satisfaction with quality and coverage, substantial required expenditures and potential unanticipated costs, the need to enter into roaming agreements with third parties, uncertainties regarding the adequacy of suppliers on whom we must rely to provide both network and consumer equipment, and consumer acceptance of the products and services to be offered;
- Uncertainty about the level of consumer demand for our GSM/GPRS or EDGE products and services, including the possibility of consumer dissatisfaction which

could result from unfamiliarity with new technology, quality and coverage, and different footprint, service areas, and levels of customer care;

- The ability to enter into agreements to provide services throughout the United States and the cost of entering new markets necessary to provide these services;
- Our ability to effectively develop and implement new services, offers, and business models to profitably serve that segment of the population not currently using wireless services and the possible impact of those services and offers on our business;
- The risk of increased churn and adverse impacts on our ability to grow our subscriber base resulting from introduction or popularity of new products and services by our competitors, inability to match competitor quality, coverage, features, and service packages, the impact of FCC regulations mandating number portability for wireless phones, or customer dissatisfaction with our products and services;
- The ongoing global and U.S. trend towards consolidation in the telecommunications industry, which may have the effect of making our competitors larger and better financed and give these competitors more extensive resources, improved buying power, and greater geographic reach, allowing them to compete more effectively;
- The impact of oversupply of capacity resulting from excessive deployment of network capacity in the markets we serve;
- The risks and costs associated with the need to acquire additional spectrum to expand or enhance current and future services;
- The requirements imposed on us or latitude allowed to competitors by the FCC or state regulatory commissions under the Telecommunications Act of 1996 or other applicable laws and regulations;
- The ability to establish a significant market presence in new geographic and service markets;
- Our ability to monetize our nonstrategic assets, including our nonconsolidated investments in foreign entities and excess spectrum;
- The availability and cost of capital and the consequences of increased leverage;
- The impact of any unusual items resulting from ongoing evaluations of our business strategies;
- The potential impact of DoCoMo's investment in us, including provisions of the agreements that restrict our future operations, and provisions that may require the repurchase of DoCoMo's investment if we fail to meet specified conditions, under certain circumstances, and the cost of complying with our technology commitment;
- The risks and uncertainties associated with the acquisition and integration of businesses and operations;
- The results of litigation filed or to be filed against us, or of some types of litigation filed or to be filed against AT&T for which we have agreed to assume liability under the split-off agreements with AT&T;
- Our ability to develop cost-effective distribution channels;
- Risks and uncertainties concerning our ability to successfully implement Project Pinnacle;
- The risk of insolvency of vendors, customers, and others with whom we do business;
- The risk of equipment failure, natural disasters, terrorist acts, or other breaches of network or IT security;
- The additional risks and uncertainties not presently known to us or that we currently deem immaterial; and
- Those factors discussed under the heading "Additional Factors That May Affect Our Business, Future Operating Results, and Financial Condition" in our Annual Report on Form 10-K for the year ended December 31, 2003.

The words "estimate," "project," "intend," "expect," "believe," "plan," and similar expressions are intended to identify forward-looking statements. These forward-looking statements are found at various places throughout this document. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Moreover, in the future, we may make forward-looking statements about the matters described in this document or other matters concerning us. We are under no obligation to update these forward-looking statements.

report of management

Management is responsible for the preparation of AT&T Wireless Services' Consolidated Financial Statements and all related information appearing in this annual report. The Consolidated Financial Statements and notes have been prepared in conformity with accounting principles generally accepted in the United States of America and include certain amounts that are estimates based on currently available information and management's judgment of current conditions and circumstances.

To provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that accounting records are reliable for preparing financial statements, management maintains a system of accounting and other controls, including an internal audit function. Even an effective internal control system, no matter how well designed, has inherent limitations – including the possibility of circumvention or overriding of controls – and therefore can provide only reasonable assurance with respect to the financial statement presentation. The system of accounting and other controls is improved and modified in response to changes in business conditions and operations and recommendations made by the independent auditors and the internal auditors.

The Audit Committee of the board of directors, which is composed of directors who are not employees, meets periodically with management, the internal auditors, and the independent auditors to review the manner in which these groups are performing their responsibilities and to carry out the Audit Committee's oversight role with respect to auditing, internal controls, and financial reporting matters. Both the internal auditors and the independent auditors periodically meet privately with the Audit Committee and have access to its individual members.

AT&T Wireless Services engaged PricewaterhouseCoopers LLP, Independent Auditors, to audit the Consolidated Financial Statements in accordance with auditing standards generally accepted in the United States of America. Their report follows.

John D. Zeglis
Chairman of the Board, Chief Executive Officer

Joseph McCabe, Jr.
Executive Vice President, Chief Financial Officer

report of independent auditors

To the Board of Directors and Shareholders of AT&T Wireless Services, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity, and of cash flows present fairly, in all material respects, the financial position of AT&T Wireless Services, Inc. and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As explained in Note 3 to the consolidated financial statements, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" and changed its method of calculating amortization effective January 1, 2002.

PricewaterhouseCoopers LLP

Seattle, Washington
March 2, 2004

consolidated statements of operations

AT&T Wireless Services, Inc. and Subsidiaries
(In millions, except per share amounts)

For the Years Ended December 31,	2003	2002	2001
Revenue			
Services	**$ 15,659**	$14,483	$12,532
Equipment	**1,036**	1,148	1,078
Total revenue	**16,695**	15,631	13,610
Operating Expenses			
Costs of services (excluding depreciation of $2,479, $2,081, and $1,505 included below)	**4,749**	4,558	3,991
Costs of equipment sales	**2,054**	2,274	2,037
Selling, general, and administrative	**5,415**	4,977	4,482
Depreciation and amortization	**3,181**	2,751	2,502
Impairment of licensing costs	**83**	1,329	—
Total operating expenses	**15,482**	15,889	13,012
Operating Income (Loss)	**1,213**	(258)	598
Other income (expense)	**32**	(123)	374
Interest expense	**789**	669	386
Income (Loss) from Continuing Operations Before Income Taxes and Net Equity Earnings (Losses) from Investments in Unconsolidated Subsidiaries	**456**	(1,050)	586
Provision for income taxes	**112**	55	311
Net equity earnings (losses) from investments in unconsolidated subsidiaries, net of tax	**98**	(1,100)	(75)
Income (Loss) from Continuing Operations	**442**	(2,205)	200
Loss from operations of discontinued business (net of tax benefit of $(169))	**—**	—	(273)
Gain (loss) on disposal of discontinued business (net of tax provision (benefit) of $29 and $(504))	**—**	47	(814)
Income (Loss) from Discontinued Operations	**—**	47	(1,087)
Income (Loss) Before Cumulative Effect of Change in Accounting Principle	**442**	(2,158)	(887)
Cumulative effect of change in accounting principle (net of a tax benefit of $103)	**—**	(166)	—
Net Income (Loss)	**442**	(2,324)	(887)
Accretion of mandatorily redeemable preferred stock	**13**	18	—
Dividend requirements on preferred stock held by AT&T, net	**—**	—	76
Net Income (Loss) Available to Common Shareholders	**$ 429**	$ (2,342)	$ (963)
Income (Loss) per Basic and Diluted Share:			
Income (loss) from continuing operations available to common shareholders	**$ 0.16**	$ (0.82)	$ 0.05
Income (loss) from discontinued operations	**—**	0.01	(0.43)
Cumulative effect of change in accounting principle	**—**	(0.06)	—
Net Income (Loss) Available to Common Shareholders	**$ 0.16**	$ (0.87)	$ (0.38)
Weighted Average Shares Used to Compute Income (Loss) per Share:			
Basic	**2,713**	2,686	2,530
Diluted	**2,715**	2,686	2,532

The accompanying notes are an integral part of these consolidated financial statements.

consolidated balance sheets

AT&T Wireless Services, Inc. and Subsidiaries
(In millions, except per share amounts)

As of December 31,	2003	2002
Assets		
Cash and cash equivalents	**$ 4,339**	$ 2,353
Short-term investments	**202**	—
Accounts receivable, less allowances of $334 and $240	**2,301**	2,215
Inventories	**309**	325
Income tax receivable	**—**	56
Deferred income taxes	**303**	—
Prepaid expenses and other current assets	**361**	332
Total Current Assets	**7,815**	5,281
Property, plant, and equipment, net	**16,374**	16,263
Licensing costs	**14,500**	13,959
Investments in and advances to unconsolidated subsidiaries	**1,169**	2,225
Goodwill	**7,390**	7,199
Other assets, net of accumulated amortization of $378 and $251	**554**	879
Total Assets	**$ 47,802**	$ 45,806
Liabilities		
Accounts payable	**$ 1,174**	$ 780
Payroll and benefit-related liabilities	**500**	465
Advertising and promotion accruals	**149**	173
Business tax accruals	**289**	375
Interest payable on long-term debt	**240**	245
Other current liabilities	**1,100**	1,055
Total Current Liabilities	**3,452**	3,093
Long-term debt	**10,459**	11,057
Mandatorily redeemable preferred stock	**177**	—
Deferred income taxes	**4,699**	3,615
Other long-term liabilities	**658**	481
Total Liabilities	**19,445**	18,246
Commitments and contingencies (Notes 21 and 22)		
Minority interest	**30**	48
Mandatorily redeemable preferred stock, $0.01 par value, 1,000 shares authorized, .233 shares issued and outstanding	**—**	151
Mandatorily redeemable common stock, $0.01 par value, 406 shares issued and outstanding	**7,664**	7,664
Shareholders' Equity		
Common stock, $0.01 par value, 10,000 shares authorized, 2,308 and 2,303 shares issued and outstanding	**23**	23
Additional paid-in capital	**23,688**	23,667
Receivable from former parent, AT&T	**(25)**	(461)
Accumulated deficit	**(3,032)**	(3,474)
Accumulated other comprehensive income (loss)	**9**	(58)
Total Shareholders' Equity	**20,663**	19,697
Total Liabilities and Shareholders' Equity	**$ 47,802**	$ 45,806

The accompanying notes are an integral part of these consolidated financial statements.

consolidated statements of changes in shareholders' equity

AT&T Wireless Services, Inc. and Subsidiaries
(In millions)

	Common Shares Outstanding	Common Stock	Additional Paid-In Capital	Receivable From Former Parent, AT&T	Accumulated Deficit	Shareholders' Net Investment	Accumulated Other Comprehensive (Loss) Income	Total Shareholders' Equity
Balance at December 31, 2000	—	$—	$ —	$ —	$ —	$ 21,885	$ (8)	$ 21,877
Net (loss) income available to common shareholders					(1,150)	187		(963)
Proceeds attributed from DoCoMo investment, net of costs						6,139		6,139
Proceeds from AT&T Wireless Group tracking stock issued for employee plans						54		54
Recapitalization effective with AT&T Wireless Services split-off	2,530	25	20,413			(20,457)		(19)
Reclassification of mandatorily redeemable common stock and warrants held by DoCoMo	(406)	(4)				(7,824)		(7,828)
Proceeds from AT&T Wireless Services common stock issued for employee plans and other	1		14					14
Reclassification of common stock warrants held by DoCoMo			88					88
Transfers from former parent, AT&T						16		16
Other comprehensive loss							(97)	(97)
Balance at December 31, 2001	2,125	$21	$20,515	$ —	$ (1,150)	$ —	$ (105)	$ 19,281
Net loss					(2,324)			(2,324)
Issuance of AT&T Wireless Services common stock and stock options for TeleCorp PCS, Inc. acquisition	146	2	2,280					2,282
Proceeds from AT&T Wireless Services common stock issued to DoCoMo	27		382					382
Proceeds from AT&T Wireless Services common stock issued for employee plans and other	5		47					47
Receivable from former parent, AT&T			461	(461)				—
Accretion of mandatorily redeemable preferred stock			(18)					(18)
Other comprehensive income							47	47
Balance at December 31, 2002	2,303	$23	$23,667	$(461)	$ (3,474)	$ —	$ (58)	$ 19,697
Net income					**442**			**442**
Proceeds from AT&T Wireless Services common stock issued for employee plans and other	**5**		**34**					**34**
Cash received from former parent, AT&T				**436**				**436**
Accretion of mandatorily redeemable preferred stock			**(13)**					**(13)**
Other comprehensive income							**67**	**67**
Balance at December 31, 2003	**2,308**	**$ 23**	**$23,688**	**$ (25)**	**$ (3,032)**	**$ —**	**$ 9**	**$ 20,663**

For the Years Ended December 31,	2003	2002	2001
Summary of Total Comprehensive Income (Loss):			
Net income (loss)	**$ 442**	$ (2,324)	$ (887)
Net revaluation of investments (net of taxes of $1, $13, and $(7))	**2**	20	(12)
Net revaluation of financial instruments (net of taxes of $(32), $2, and $(38))	**7**	4	(70)
Net foreign currency translation adjustments (net of taxes of $41, $15, and $(10))	**58**	23	(15)
Total Comprehensive Income (Loss)	**$ 509**	$(2,277)	$ (984)

The accompanying notes are an integral part of these consolidated financial statements.

consolidated statements of cash flows

AT&T Wireless Services, Inc. and Subsidiaries
(In millions)

For the Years Ended December 31,	2003	2002	2001
Operating Activities			
Net income (loss)	**$ 442**	$(2,324)	$ (887)
Deduct: Income (loss) from discontinued operations	**—**	47	(1,087)
Net income (loss), excluding discontinued operations	**442**	(2,371)	200
Adjustments to reconcile net income (loss), excluding discontinued operations, to net cash provided by operating activities of continuing operations:			
Cumulative effect of change in accounting principle, net of tax	**—**	166	—
Losses on early extinguishments of debt	**55**	20	—
Losses from impairments of cost method unconsolidated subsidiaries	**—**	245	20
Net gains on sale/exchange of assets, businesses, and cost method unconsolidated subsidiaries	**(46)**	(42)	—
Net revaluation of securities	**—**	—	(73)
Depreciation and amortization	**3,181**	2,751	2,502
Impairment of licensing costs	**83**	1,329	—
Amortization of debt premium/discount, interest accretion, and deferred financing fees	**28**	59	—
Deferred income taxes	**134**	(198)	285
Net equity (earnings) losses from investments in unconsolidated subsidiaries	**(109)**	1,100	(42)
Provision for uncollectible receivables	**553**	551	573
Cash received from NOL carryback	**511**	—	—
Proceeds received from termination of interest rate swap agreements	**245**	—	—
Increase in accounts receivable	**(629)**	(612)	(739)
Decrease in inventories	**17**	31	19
Increase (decrease) in accounts payable	**99**	(11)	25
Net change in other operating assets and liabilities	**(5)**	(43)	(36)
Net Cash Provided by Operating Activities of Continuing Operations	**4,559**	2,975	2,734
Investing Activities			
Capital expenditures, including internal-use software	**(2,774)**	(5,302)	(5,205)
Net dispositions (acquisitions) of licenses	**21**	24	(23)
Distributions and sales of unconsolidated subsidiaries	**731**	367	882
Contributions, advances, and purchases of unconsolidated subsidiaries	**(71)**	(640)	(1,284)
Acquisitions of consolidated businesses, including cash acquired	**(46)**	(78)	(3)
Purchases of held-to-maturity securities	**(184)**	—	—
Issuance of long-term note receivable to unconsolidated subsidiary	**—**	(100)	(210)
Other investing activities, net	**21**	—	(67)
Net Cash Used in Investing Activities of Continuing Operations	**(2,302)**	(5,729)	(5,910)
Financing Activities			
Repayment of debt due to AT&T	**—**	—	(2,438)
Repayment of debt due to others	**(742)**	(1,619)	—
Proceeds from issuance of long-term debt to others, net of issuance costs	**—**	2,959	6,345
Redemption of preferred stock held by AT&T	**—**	—	(3,000)
Proceeds attributed from DoCoMo investment, net of costs	**—**	—	6,139
Proceeds from AT&T Wireless Services common stock and AT&T Wireless Group tracking stock issued	**30**	427	68
Dividend requirements on preferred stock held by AT&T, net	**—**	—	(76)
Cash received from former parent, AT&T	**436**	—	—
Other financing activities, net	**(11)**	(4)	(4)
Net Cash (Used in) Provided by Financing Activities of Continuing Operations	**(287)**	1,763	7,034
Net Cash Used in Discontinued Operations	**—**	(8)	(568)
Net increase (decrease) in cash and cash equivalents	**1,970**	(999)	3,290
Net increase in cash due to adoption of FIN 46	**16**	—	—
Cash and cash equivalents at beginning of year	**2,353**	3,352	62
Cash and Cash Equivalents at End of Year	**$ 4,339**	$ 2,353	$ 3,352

The accompanying notes are an integral part of these consolidated financial statements.

notes to consolidated financial statements

AT&T Wireless Services, Inc. and Subsidiaries

Note 1. Background and Basis of Presentation

AT&T Wireless Services, Inc. (AT&T Wireless Services), which presently operates in a single business segment, is a provider of wireless voice and data services and products primarily in the U.S. AT&T Wireless Services also holds equity interests in U.S. and international wireless communications ventures, corporations, and partnerships.

Background

On October 25, 2000, AT&T Corp. (AT&T) announced a restructuring plan, stating its intention to create a separate company for its wireless services businesses, named AT&T Wireless Services, Inc. This restructuring is called "the split-off." AT&T Wireless Services includes substantially the same assets and liabilities that were represented by AT&T Wireless Group tracking stock, which AT&T created on April 27, 2000. In conjunction with the offering of AT&T Wireless Group tracking stock in April 2000, 15.6 percent, or 360 million shares, of AT&T Wireless Group tracking stock were sold at an offering price of $29.50 per share. AT&T Wireless Group tracking stock was a class of AT&T common stock, which was intended to provide holders with financial returns based on the financial performance and economic value of AT&T's wireless services businesses.

On July 9, 2001, AT&T converted all shares of AT&T Wireless Group tracking stock into shares of AT&T Wireless Services common stock on a one-for-one basis. In addition, AT&T completed a distribution of approximately 1.136 billion shares of AT&T Wireless Services common stock to AT&T shareholders in the form of a stock dividend. These transactions effected the split-off of AT&T Wireless Services from AT&T and resulted in AT&T Wireless Services becoming an independent, publicly traded company.

AT&T Wireless Services was incorporated in 1982 in Washington and on July 7, 1987, became a Delaware corporation. Prior to the split-off, AT&T Wireless Services was a wholly owned subsidiary of AT&T. AT&T Wireless Services had authorized 500 shares of $0.01 par value common stock, of which 100 shares were outstanding and held by AT&T prior to the split-off. These shares have not been assumed to be outstanding for purposes of the historical financial statements presented prior to the split-off, due to the recapitalization, which was effected with the split-off. Effective with the split-off, AT&T Wireless Services had 2,530 million common shares issued and outstanding.

See Note 24 for a discussion of the merger agreement signed between AT&T Wireless Services and Cingular Wireless LLC (Cingular).

Basis of Presentation

The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) and pursuant to the rules and regulations of the Securities and Exchange Commission (SEC) for annual financial statements. These Consolidated Financial Statements, in the opinion of management, include all adjustments necessary for a fair statement of the consolidated results of operations, financial position, and cash flows for each period presented. These Consolidated Financial Statements reflect the results of operations, financial position, changes in shareholders' equity, and cash flows of AT&T Wireless Services as if it were a separate entity for all periods presented. The assets and liabilities included represent the assets and liabilities transferred to AT&T Wireless Services in accordance with the separation and distribution agreement between AT&T and AT&T Wireless Services. Prior to the split-off on July 9, 2001, substantially all of the assets and liabilities represented by AT&T Wireless Group were transferred to AT&T Wireless Services. AT&T Wireless Services has treated these transfers in a manner similar to a pooling of interests and has assumed that these transfers were completed for all historical periods by the legal entity AT&T Wireless Services.

Certain reclassifications have been made to prior year amounts to conform to current year presentations.

Note 2. Summary of Significant Accounting Policies

Basis of Consolidation

The Consolidated Financial Statements include all majority-owned and controlled subsidiaries and variable interest entities where AT&T Wireless Services is deemed to be the primary beneficiary (see Variable Interest Entities below). Equity investments, in which AT&T Wireless Services has the ability to exercise significant influence but does not have voting control, are accounted for under the equity method. Equity investments in which AT&T Wireless Services does not have the ability to exercise significant influence are accounted for under the cost method. All significant intercompany accounts and transactions have been eliminated. Except as otherwise noted, all amounts and disclosures reflect only AT&T Wireless Services' continuing operations.

Variable Interest Entities

In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51," which was further revised in December 2003. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 also requires disclosure of significant variable interests in variable interest entities for which a company is not the primary beneficiary. For variable interest entities created or acquired on or prior to January 31, 2003, AT&T Wireless Services elected to early adopt FIN 46 effective April 1, 2003. AT&T Wireless Services is required to apply the revised provisions of FIN 46 as of January 1, 2004. The application of the revised Interpretation as of January 1, 2004 did not have a material impact on AT&T Wireless Services' results of operations, financial position, or cash flows.

AT&T Wireless Services has significant variable interests in several of its unconsolidated subsidiaries for which AT&T Wireless Services is deemed to be the primary beneficiary. These variable interests typically consist of a combination of any or all of voting equity interests, non-voting equity interests, loans, and put options that provide the other owners the right to require AT&T Wireless Services to purchase their ownership interest if and when certain events occur. These entities were formed to acquire licenses that were restricted by the Federal Communications Commission (FCC) rule to businesses with limited assets and revenues, and to provide a means through which AT&T Wireless Services could invest in these licenses. To date, the activity of these entities has consisted primarily of acquiring licenses through acquisitions and FCC auctions, and network construction. AT&T Wireless Services previously accounted for these ventures under the equity method of accounting as AT&T Wireless Services does not have voting control, and AT&T Wireless Services has recognized virtually 100 percent of the entities' operating losses due to its significant variable interests. AT&T Wireless Services' maximum loss exposure related to these entities as of December 31, 2003, was approximately $145 million, which represented the value of the put options that provide the other owners the right to require AT&T Wireless Services to purchase their ownership interest under certain circumstances. As a result of the adoption of FIN 46, AT&T Wireless Services consolidated these entities at their carrying values effective April 1, 2003. Additionally, AT&T Wireless Services has determined it has a significant variable interest and is deemed to be the primary beneficiary in an entity that holds assets and liabilities associated with synthetic leases. As a result, upon adoption, AT&T Wireless Services consolidated the assets and liabilities associated with two synthetic leases that were previously disclosed as off-balance sheet arrangements. The impact of early adopting FIN 46 to AT&T Wireless Services' Consolidated Balance Sheet as of April 1, 2003, was as follows:

(In millions)	Cash and cash equivalents	Property, plant, and equipment	Licensing costs	Investments in and advances to unconsolidated subsidiaries	Other assets	Other current liabilities	Long-term debt	Deferred income tax liabilities	Other long-term liabilities	Minority interest
Unconsolidated subsidiaries	**$16**	**$—**	**$636**	**$(506)**	**$(18)**	**$8**	**$30**	**$47**	**$5**	**$38**
Synthetic leases		**63**					**63**			

At adoption, the cumulative effect of change in accounting principle and consolidation of the entities were not material to AT&T Wireless Services' results of operations. Effective with the adoption of FIN 46 on April 1, 2003, AT&T Wireless Services removed $239 million of outside basis deferred tax assets, which had full valuation allowances, associated with the unconsolidated subsidiaries for which AT&T Wireless Services is deemed to be the primary beneficiary.

AT&T Wireless Services has no material variable interests for which it is not deemed to be the primary beneficiary.

Operating Segment

AT&T Wireless Services manages the business as one reportable business segment, wireless voice and data services and products.

Cash Equivalents

All highly liquid investments with original maturities of generally three months or less are considered to be cash equivalents.

Short-Term Investments

Short-term investments primarily include investments in commercial paper with original maturities of generally more than three months and less than one year. These investments were classified as held-to-maturity as of December 31, 2003, and are recorded on the Consolidated Balance Sheet at amortized cost.

Allowance for Doubtful Accounts

The allowance for doubtful accounts reflects management's best estimate of probable losses inherent in the accounts receivable balance. Management primarily determines the allowance based on the aging of accounts receivable balances and historical write-off experience, net of recoveries. AT&T Wireless Services' provisions for uncollectible receivables are included in costs of services.

Inventories

Inventories, which consist principally of handsets and accessories, are recorded at the lower of cost or market. Cost is principally determined by the first-in, first-out (FIFO) method. Market is determined using replacement cost. Inventory allowances are provided based upon specific excess and obsolete inventories determined primarily by future demand forecasts.

Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost, unless impaired. Construction costs, labor, and overhead incurred in the development of AT&T Wireless Services' wireless network are capitalized. Assets under construction are not depreciated until placed into service. The cost of maintenance and repairs of property, plant, and equipment is charged to operating expense. Depreciation is determined based upon the assets' estimated useful lives and is generally calculated on a straight-line basis according to the following useful lives:

Network equipment and network software	5–7 years
Buildings, shelters, and towers	7–25 years
Furniture, fixtures, and computer equipment	3–5 years
Other equipment	Up to 15 years

Leasehold improvements are amortized over the shorter of the respective lives of the leases or the useful lives of the improvements. Depreciation lives may be accelerated due to changes in technology, the rate of migration of AT&T Wireless Services' subscriber base between its TDMA and GSM/GPRS/EDGE networks, or other industry conditions. When AT&T Wireless Services sells, disposes of or retires property, plant, or equipment, the related gains or losses are included in operating results.

Effective January 1, 2001, AT&T Wireless Services implemented the results of a review of the estimated service lives of certain wireless communications equipment, primarily electronics related to its second generation, or TDMA network. Lives were primarily shortened to fully depreciate all such equipment within seven years. Similar equipment acquired after January 1, 2001 has a useful life no longer than seven years. The impact of this change for the year ended December 31, 2001, was an increase in depreciation expense of approximately $136 million, a decrease to net income (loss) available to common shareholders of approximately $84 million, and a decrease to net income (loss) available to common shareholders per basic and diluted share of approximately $0.03.

During 2003, AT&T Wireless Services further accelerated depreciation on wireless communications equipment related to its second generation, or TDMA network, in certain markets. This further depreciation resulted from a more aggressive migration from its TDMA network to its next generation, GSM/GPRS/EDGE network, than originally planned in these markets. The impact of this change for the year ended December 31, 2003, was an increase in depreciation expense of approximately $111 million, a decrease to net income (loss) available to common shareholders of approximately $69 million, and a decrease to net income (loss) available to common shareholders per basic and diluted share of approximately $0.03.

Asset Retirement Obligations

In July 2001, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations." This statement provides accounting and reporting standards for costs associated with the retirement of long-lived assets. This statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the estimated useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

Asset retirement obligations associated with AT&T Wireless Services' cell site, switch site, retail, and administrative location operating leases are subject to the provisions of this statement. These lease agreements may contain clauses requiring restoration of the leased site at the end of the lease term, creating an asset retirement obligation. AT&T Wireless Services' initial adoption of this statement on January 1, 2003, did not have a material impact on its results of operations, financial position, or cash flows.

Software Capitalization

AT&T Wireless Services capitalizes certain direct development costs associated with internal-use software, including external direct costs of materials and services, and internal payroll costs for employees devoting time to software development. These costs are included in property, plant, and equipment and are amortized on a straight-line basis primarily over three years, beginning when the asset is substantially ready for use. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred.

Other Acquisition-Related Intangible Assets

Other acquisition-related intangible assets, primarily the values assigned to subscribers acquired, are included in other assets and are amortized on a straight-line basis over five years.

Valuation of Long-Lived Assets

Long-lived assets such as property, plant, and equipment, capitalized software, and other acquisition-related intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. For assets AT&T Wireless Services intends to hold for use, if the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset. For assets AT&T Wireless Services intends to dispose of by sale, a loss is recognized for the amount that the estimated fair value, less costs to sell, is less than the carrying value of the assets. AT&T Wireless Services periodically evaluates the useful lives of its wireless communications systems and other equipment based on changes in technology, the rate of migration of AT&T Wireless Services' subscriber base between its TDMA and GSM/GPRS/EDGE networks, and other industry conditions. It is reasonably possible that these assets could become impaired as a result of these factors.

Licensing Costs

Licensing costs are primarily incurred to acquire FCC licenses to provide wireless services. Prior to January 1, 2002, amortization of licensing costs began with the commencement of service to customers and was computed using the straight-line method over periods from 25 to 40 years.

Effective with the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets" on January 1, 2002, AT&T Wireless Services is no longer amortizing its U.S. licensing costs and is instead testing for impairment at least annually, as these licensing costs are deemed to be intangible assets that have indefinite lives. Although FCC licenses are issued with a stated term, generally 10 years, the renewal of FCC licenses is a routine matter involving a nominal fee and AT&T Wireless Services has determined that no legal, regulatory, contractual, competitive, economic, or other factors currently exist that limit the useful life of its FCC licenses. FCC licenses that support AT&T Wireless Services' U.S. strategic plan, which represent a majority of the licensing costs' carrying value, are aggregated and valued using a discounted cash flow model. AT&T Wireless Services' nonstrategic U.S. licenses and licenses held by its variable interest entities are valued on a license-by-license basis using primarily comparative market transaction data to determine a fair value. See Notes 3 and 4 for further information regarding the adoption of this standard and the related licensing costs impairment tests.

Capitalized Interest

AT&T Wireless Services capitalizes interest applicable to the construction of additions to property, plant, and equipment until the assets are ready for use. Capitalized interest associated with property, plant, and equipment is amortized on a straight-line basis over the related assets' estimated useful lives. AT&T Wireless Services also capitalizes interest associated with the acquisition of licensing costs prior to the commencement of service to customers. Prior to January 1, 2002, capitalized interest associated with U.S. licensing costs was amortized on a straight-line basis over the related licensing costs' useful lives. Effective with the adoption of SFAS No. 142 on January 1, 2002, capitalized interest associated with U.S. licensing costs is no longer amortized.

Investments in and Advances to Unconsolidated Subsidiaries

Equity investments in which AT&T Wireless Services has the ability to exercise significant influence but in which AT&T Wireless Services does not have voting control are accounted for under the equity method. Under the equity method, investments are stated at initial cost and are adjusted for AT&T Wireless Services' subsequent contributions and distributions, its share of earnings or losses of the investee, foreign currency translation adjustments, if applicable, and any impairment charges recorded. AT&T Wireless Services' adjustments associated with its share of earnings or losses of the investee, impairment charges and gains or losses on the sale of equity method investments are included in net equity earnings (losses) from investments in unconsolidated subsidiaries. Prior to January 1, 2002, the excess of the carrying value of the investment over the underlying book value of the investee's net assets was being amortized over periods ranging from 20 to 40 years. Effective with the adoption of SFAS No. 142 on January 1, 2002, AT&T Wireless Services is no longer amortizing the excess carrying value. The excess carrying values are tested in conjunction with the overall review of the total investment balance in the annual impairment reviews discussed below.

All other equity investments in which AT&T Wireless Services does not have the ability to exercise significant influence are accounted for under the cost method and are adjusted for other than temporary declines in fair value and subsequent contributions and capital distributions. Impairment charges and gains or losses on sales of AT&T Wireless Services' cost method unconsolidated subsidiaries are included in other income (expense). Cost method investments in marketable securities, which are covered under the scope of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," are classified as available-for-sale and are recorded on the balance sheet at fair value. Unrealized gains or losses are included in other comprehensive income (loss), net of any related tax effect.

AT&T Wireless Services reviews its significant equity and cost method unconsolidated subsidiaries for impairment at least annually, or whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable, to determine whether a decline in the fair value of an investment below its carrying value is deemed to be other than temporary. AT&T Wireless Services employs a systematic methodology that considers available evidence in evaluating potential impairment of its investments in and advances to unconsolidated subsidiaries. AT&T Wireless Services uses discounted cash flow modeling as well as other available evidence including, but not limited to, quoted market prices, market comparables, and industry multiples to estimate the fair value of its investments. In the event that the carrying value of an investment exceeds its fair value, AT&T Wireless Services evaluates, among other factors, the duration and extent to which the fair value is less than the carrying value; the financial health of and business outlook for the investee, including industry and sector performance, changes in technology, and operational and financing cash flow factors; and AT&T Wireless Services' intent and ability to hold the investment. See Note 4 for further discussion of the results of these impairment reviews.

Foreign Currency

Results of operations for AT&T Wireless Services' international unconsolidated subsidiaries are translated from the designated functional currency to the U.S. dollar using average exchange rates during the period, while assets and liabilities of the international unconsolidated subsidiaries are translated at the exchange rate in effect at the reporting date. Resulting gains or losses from translating foreign currency financial statements are included in other comprehensive income (loss), net of any related tax effect. Gains and losses from foreign currency transactions are included in the statement of operations.

Goodwill

Goodwill is the excess of the purchase price over the fair value of net identifiable assets acquired in business combinations accounted for as a purchase. Prior to January 1, 2002, goodwill was amortized on a straight-line basis over periods not exceeding 40 years. Effective with the adoption of SFAS No. 142 on January 1, 2002, AT&T Wireless Services is no longer amortizing goodwill, and is instead testing it for impairment at least annually. In the absence of a current transaction for the sale of its business enterprise, AT&T Wireless Services determines fair value for its business enterprise and related goodwill using discounted cash flows. See Notes 3 and 4 for further information regarding the adoption of this standard and the related goodwill impairment tests.

Mandatorily Redeemable Financial Instruments

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. Specifically, it requires that financial instruments within the scope of the statement be classified as liabilities because they embody an obligation of the issuer. Under previous guidance, many of these instruments could be classified as equity or be reflected as mezzanine equity between liabilities and equity on the balance sheet. As a result of the adoption of this statement on July 1, 2003, AT&T Wireless Services reclassified its mandatorily redeemable preferred stock to long-term liabilities within its Consolidated Balance Sheet. Additionally, effective with the adoption and on a prospective basis, the accretion relating to AT&T Wireless Services' mandatorily redeemable preferred stock is classified as interest expense instead of as a separate line item within its Consolidated Statements of Operations.

Derivative Instruments

AT&T Wireless Services uses derivative instruments primarily to manage exposure to fluctuations in interest rates, to lower its overall costs of financing, and to manage the mix of floating- and fixed-rate debt in its portfolio. Derivative instruments are not used for trading or speculative purposes. In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," all derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. To qualify for hedge accounting treatment, each derivative must be designated as a hedge at inception and evaluated for effectiveness throughout the hedge period. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in the statement of operations. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income (loss) and are recognized in the statement of operations when the hedged item affects earnings. Changes in fair values of derivative instruments that are not designated as hedging instruments and ineffective portions of hedges, if any, are immediately recognized in the statement of operations.

Hedge accounting is discontinued prospectively if and when it is determined that either the derivative instrument no longer meets the requirements for hedge accounting as defined by SFAS No. 133; the derivative instrument expires or is sold, terminated, or exercised; or management determines that the designation of the derivative instrument as a hedging instrument is no longer appropriate. When hedge accounting is discontinued, the derivative instrument will continue to be carried at fair value on the balance sheet, with changes in fair value immediately recognized in the statement of operations, unless the derivative instrument has expired or been sold, terminated, or exercised. The related hedged item will be accounted for as follows, as applicable. Upon discontinuance of a fair value hedge of a recognized asset or liability, the hedged item will no longer be adjusted for changes in fair value. The previously recognized fair value adjustment will continue to be carried on the balance sheet and be amortized into the statement of operations over the remaining life of the underlying hedged item. Upon discontinuance of a hedge of a firm commitment because the hedged item no longer meets the definition of a firm commitment, any asset or liability that was recognized (as a result of an adjustment to the carrying amount for the firm commitment) will be derecognized with the corresponding gain or loss immediately recognized in the statement of operations. Finally, upon discontinuance of a hedge of a forecasted transaction because the transaction is no longer probable of occurring, any gains and losses that were accumulated in other comprehensive income (loss) will be recognized immediately in the statement of operations.

Cash flows from derivative instruments designated in hedging relationships are classified in the statements of cash flows under the same categories as the cash flows from the related assets, liabilities, or anticipated transactions.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. AT&T Wireless Services' initial adoption of this statement on July 1, 2003, did not have a material impact on its results of operations, financial position, or cash flows.

Revenue Recognition

Wireless services revenue consists primarily of monthly recurring charges, airtime and toll usage charges (domestic and international), roaming charges (domestic and international) billed to both AT&T Wireless Services customers, as well as other wireless service providers, and regulatory fees AT&T Wireless Services passes on to its subscribers. Wireless services revenue also includes revenues not generated from wireless users, which consist primarily of sublease rents, revenues AT&T Wireless Services collects from local exchange carriers for call termination charges, and revenues received from Public Safety Answering Points and governmental oversight agencies for Enhanced 911 Service. Wireless services revenue is recognized as the services are rendered, based upon minutes of use processed and contracted fees, and is net of credits and adjustments for service discounts. Amounts collected in advance of the service period, primarily related to prepaid and pay-in-advance customers, are recorded as unearned revenue and are recognized when earned.

The revenue and related expenses associated with the sale of wireless handsets and accessories are recognized when the products are delivered to and accepted by the end customer or distributor, as this is considered to be a separate earnings process from the sale of wireless services. Cash incentives given to customers or resellers are reflected as a reduction of revenue, unless an identifiable benefit having a determinable fair value is received in exchange. Shipping and handling costs paid to wireless handset and accessory vendors are classified as costs of equipment sales.

In certain cases, customer activation fees, along with the related costs up to but not exceeding these fees, are deferred and amortized into services revenue over the estimated customer relationship period, which is currently estimated to be three years. Effective July 1, 2003, AT&T Wireless Services adopted Emerging Issues Task Force (EITF) No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables," and is applying it on a prospective basis. This consensus requires that revenue arrangements with multiple deliverables be divided into separate units of accounting if the deliverables in the arrangement meet specific criteria. In addition, arrangement consideration must be allocated among the separate units of accounting based on their relative fair values, with certain limitations. In certain cases, the sale of wireless service with an accompanying handset constitutes a revenue arrangement with multiple deliverables. As a result, certain activation revenues (which were previously classified as services revenue) are no longer deferred and are instead recognized as equipment revenue when the handset is delivered to and accepted by the end customer. AT&T Wireless Services' initial adoption of this consensus did not have a material impact on its results of operations, financial position, or cash flows.

Advertising and Promotional Costs

Costs of advertising and promotions are expensed as incurred. Advertising and promotional expenses were $876 million, $847 million, and $888 million in 2003, 2002, and 2001, respectively.

Restructuring Costs

A liability for employee separation costs under an ongoing benefit plan is accrued when it is probable that a liability has been incurred and the amount can be reasonably estimated, in accordance with SFAS No. 112, "Employers' Accounting for Postemployment Benefits – an Amendment of FASB Statements No. 5 and 43." Prior to January 1, 2003, liabilities for costs directly associated with exiting an activity were recognized when management committed to an exit plan in accordance with EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." Effective with the adoption of SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," on January 1, 2003, which nullified EITF Issue No. 94-3, a liability for a cost associated with an exit or disposal activity, excluding employee separation costs under an ongoing benefit plan, is recognized at fair value when the liability is incurred. AT&T Wireless Services' initial adoption of this statement on January 1, 2003, did not have a material impact on its results of operations, financial position, or cash flows.

Deferred Financing Costs

Debt financing costs are capitalized and amortized as interest expense over the terms of the underlying obligation. These deferred financing costs are included in other assets.

Income Taxes

AT&T Wireless Services recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities, applying enacted statutory rates in effect for the year in which the differences are expected to reverse. Pursuant to the provisions of SFAS No. 109, "Accounting For Income Taxes," AT&T Wireless Services provides valuation allowances for deferred tax assets for which it does not consider realization of such assets to be more likely than not. See Note 12 for further information regarding AT&T Wireless Services' income taxes.

Stock-Based Compensation Expense

As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," AT&T Wireless Services measures compensation expense for its stock-based employee compensation plans, described further in Note 14, using the intrinsic value method prescribed by the Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." AT&T Wireless Services has adopted the disclosure-only provisions of SFAS No. 123. The following table illustrates the effect on net income (loss) available to common shareholders and income (loss) per basic and diluted share if AT&T Wireless Services had elected to recognize compensation costs based on the fair value at the date of grant for AT&T Wireless Services common stock awards granted subsequent to the split-off from AT&T in 2001, AT&T Wireless Group tracking stock awards granted to AT&T Wireless Services employees prior to the split-off, AT&T common stock awards granted to AT&T Wireless Services employees prior to the split-off, and AT&T Wireless Services shares issued under the Employee Stock Purchase Plan (ESPP) consistent with the provisions of SFAS No. 123 (see Note 14 for assumptions used in the fair value method):

(In millions, except per share amounts) For the Years Ended December 31,	2003	2002	2001
Reported net income (loss) available to common shareholders	**$ 429**	$(2,342)	$ (963)
Add: Total stock-based employee compensation expense included in reported net income (loss) available to common shareholders, net of any related tax effect	**5**	4	3
Less: Total stock-based employee compensation expense determined under the fair value method for all employee stock awards, net of any related tax effect	**164**	362	192
Adjusted net income (loss) available to common shareholders	**$ 270**	$(2,700)	$(1,152)
Income (loss) per basic and diluted share:			
Reported net income (loss) available to common shareholders	**$ 0.16**	$ (0.87)	$ (0.38)
Adjusted net income (loss) available to common shareholders	**$ 0.10**	$ (1.00)	$ (0.46)

Issuance of Common Stock by Affiliates

Changes in AT&T Wireless Services' proportionate share of the underlying equity of a subsidiary or equity method unconsolidated subsidiary which result from the issuance of additional equity securities by such entity are recognized as increases or decreases in additional paid-in capital.

Guarantees

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34." This Interpretation expands on the existing accounting guidance and disclosure requirements for most guarantees, including indemnifications. It requires that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligations it assumes under that guarantee if that amount is reasonably estimable, and must disclose that information in its interim and annual financial statements. The provisions for initial recognition and measurement of the liability are to be applied on a prospective basis to guarantees issued or modified on or after January 1, 2003. AT&T Wireless Services' initial adoption of this statement on January 1, 2003, did not have a material impact on its results of operations, financial position, or cash flows. Guarantees issued or modified after January 1, 2003, will be recognized at their fair value in AT&T Wireless Services' financial statements. See Note 21 for additional disclosures related to indemnifications made by AT&T Wireless Services.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and revenue and expenses during the periods reported. Estimates are used when accounting for certain items such as unbilled revenues; allowance for doubtful accounts; employee compensation programs; business restructuring accruals; depreciation and amortization lives; property, plant, and equipment valuation allowances; asset retirement obligations; legal and tax contingencies; inventory values; valuations of investments and determining when investment impairments are other than temporary; intangible assets, including fair value determinations; and deferred tax assets, including tax valuation allowances. Estimates are based on historical experience, where applicable, and other assumptions that management believes are reasonable under the circumstances. Actual results may differ from those estimates under different assumptions or conditions. Additionally, estimates are used when recording the fair values of assets and liabilities assumed in a purchase business combination.

Note 3. Goodwill and Other Intangible Assets

Effective January 1, 2002, AT&T Wireless Services adopted SFAS No. 142. SFAS No. 142 established new standards related to how acquired goodwill and other intangible assets are to be recorded upon their acquisition, as well as how they are to be accounted for after they have been initially recognized in the financial statements.

Effective with the adoption of this standard, AT&T Wireless Services is no longer amortizing acquired goodwill and excess net book value associated with its equity method unconsolidated subsidiaries. Additionally, AT&T Wireless Services was required to reassess the useful lives of its other intangible assets, which consist primarily of FCC licensing costs and the values assigned to subscribers acquired. Although FCC licenses are issued with a stated term, generally 10 years, the renewal of FCC licenses is a routine matter involving a nominal fee and AT&T Wireless Services has determined that no legal, regulatory, contractual, competitive, economic, or other factors currently exist that limit the useful life of its FCC licenses. As such, effective with the adoption of SFAS No. 142, AT&T Wireless Services is no longer amortizing licensing costs of U.S. consolidated subsidiaries as these licensing costs are deemed to be intangible assets that have indefinite lives. Prospectively, AT&T Wireless Services will continue to periodically reevaluate its determination of an indefinite useful life with regard to FCC licenses. AT&T Wireless Services' unconsolidated subsidiaries completed a similar assessment for their licensing costs. AT&T Wireless Services' U.S. and Canadian unconsolidated subsidiaries also determined that their licensing costs have indefinite lives and ceased amortization of those costs. AT&T Wireless Services also reassessed the useful life of its indefinite-lived intangible assets associated with subscribers acquired and determined that a five-year life continued to be appropriate at the time of adoption.

Upon adoption, SFAS No. 142 required a transitional impairment test using a fair value approach for acquired goodwill and other intangible assets deemed to have indefinite lives. Goodwill is to be evaluated for impairment using a two-step test. The first step consists of a review for potential impairment, while the second step, if required, calculates the amount of impairment, if any. Upon adoption of this standard, AT&T Wireless Services completed a transitional impairment test for its acquired goodwill, determining fair value using primarily a discounted cash flow model. AT&T Wireless Services determined that it has one reporting unit for purposes of testing goodwill, and therefore, the discounted cash flow model was largely a function of the cash flows of the business enterprise. The determined fair value of the transitional impairment test was sufficient to pass the first step of the impairment test, and therefore, the second step was not performed and no impairment was recorded. The premise of the discounted cash flow model was based upon AT&T Wireless Services' internal plans related to the future cash flows of its primary assets. The model assumed no step-up in basis of the assets and depreciation was carried over at current levels. In order to assess the fair value of AT&T Wireless Services in its entirety, following the calculation of the discounted cash flows of its primary assets, the fair value of the interest-bearing debt was deducted and the fair values of the assets not contributing to the discounted cash flows of AT&T Wireless Services' primary assets, primarily unconsolidated subsidiaries, and cash, were added to derive the fair value of AT&T Wireless Services' total net assets. However, this method of determining fair value would not have necessarily equated to the implied fair value that might have been derived from using the market price of AT&T Wireless Services common stock.

AT&T Wireless Services also completed a transitional impairment test for U.S. licensing costs, calculating fair value using primarily a discounted cash flow model, and determined that there was no impairment to be recorded. The discounted cash flow model estimates the required resources and eventual returns from the build-out of an operational network and acquisitions of customers, starting with only FCC licenses. In this manner, the cash flows are isolated as specifically pertaining to the FCC licenses. A majority of the U.S. licensing costs were tested for impairment on an aggregate basis, which is consistent with the management of the business and national scope of operations.

During the first quarter of 2002, AT&T Wireless Services recorded a cumulative effect of change in accounting principle of $166 million, net of tax, associated with its portion of transitional impairment losses recognized by its equity method unconsolidated subsidiaries upon adoption of SFAS No. 142. Of the total after-tax charge, $72 million and $7 million represented AT&T Wireless Services' proportionate share of impairments recognized by TeleCorp PCS, Inc. (TeleCorp) of its licensing costs and goodwill, respectively. The remaining $87 million represented AT&T Wireless Services' proportionate share of an impairment of licensing costs recognized by American Cellular Corporation (ACC). See Note 4 for additional impairment charges recognized by AT&T Wireless Services' equity method unconsolidated subsidiaries subsequent to adoption.

On a prospective basis, AT&T Wireless Services is required to test both acquired goodwill and other indefinite-lived intangible assets, consisting of U.S. licensing costs, for impairment on an annual basis based upon a fair value approach. Additionally, goodwill must be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of an entity below its carrying value. These events or circumstances could include a significant change in the business climate, including a significant sustained decline in an entity's market value, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business, or other factors. If AT&T Wireless Services' market value is less than its book value for an extended period of time, it could trigger the need for impairment tests of acquired goodwill between annual tests. Other indefinite-lived intangible assets must be tested between annual tests if events or changes in circumstances indicate that the asset might be impaired. During the third quarters of 2003 and 2002, AT&T Wireless Services completed its annual impairment tests for both acquired goodwill and U.S. licensing costs using methodologies consistent with those applied for its transitional impairment tests performed as of January 1, 2002. Such testing resulted in no impairment charges to goodwill, as the determined fair value was in both cases sufficient to pass the first step impairment test.

In the absence of a current transaction for the sale of its business enterprise, AT&T Wireless Services believes a discounted cash flow (DCF) model, rather than the market price of its common stock, is the best technique with which to estimate the fair value of its business enterprise. As such, AT&T Wireless Services utilized a DCF model to estimate the fair value of its business enterprise for its transitional impairment test as of January 1, 2002 and for the annual impairment tests performed during the third quarters of 2002 and 2003. The closing price of AT&T Wireless Services common stock as of the last business day of the month was $5.65, $6.60, $8.21, $8.18, and $7.99 for the quarters ended December 31, 2002, March 31, 2003, June 30, 2003, September 30, 2003, and December 31, 2003, respectively, reflecting market capitalizations that were significantly lower than our fair values as determined using discounted cash flows. If market prices (adjusted for items that may affect the fair value of the reporting unit, such as a control premium) were used to derive the fair value of AT&T Wireless Services' business enterprise instead of a DCF model, it could result in a lower fair value of the business enterprise. This lower fair value might result in an impairment charge that might not otherwise result from using a DCF model. While AT&T Wireless Services does not use its market price to determine the fair value of its reporting unit, AT&T Wireless Services expects convergence between its market capitalization and DCF valuation to occur over time. This convergence was evidenced during the first quarter of 2004.

The annual reassessments of AT&T Wireless Services' licensing costs during the third quarters of 2003 and 2002 resulted in total pretax impairment charges of $83 million and $1,329 million, respectively. See Note 4 for further information regarding these tests.

On January 22, 2004, AT&T Wireless Services announced that its board of directors was exploring strategic alternatives. On February 17, 2004, AT&T Wireless Services and Cingular and certain of its affiliates signed an agreement such that, subject to certain conditions, Cingular would acquire AT&T Wireless Services for approximately $41 billion, which AT&T Wireless Services deems to reflect fair value. The announcement in January, along with the agreement signed in February, constituted triggering events under SFAS No. 142 requiring AT&T Wireless Services to perform impairment tests for both its goodwill and strategic licensing costs. AT&T Wireless Services determined the fair value of its business enterprise based upon the fair value of $41 billion reflected in the agreement. As the business enterprise fair value of $41 billion exceeded its net book value, the first step of the goodwill impairment test was passed and no impairment was recorded. AT&T Wireless Services determined the fair value of its strategic licensing costs using DCF models that took into consideration its business enterprise fair value. This test resulted in no impairment charges for AT&T Wireless Services' strategic licensing costs.

The following table provides a reconciliation of the reported net income (loss) available to common shareholders to an adjusted income (loss) before cumulative effect of change in accounting principle and basic and diluted earnings per share assuming that SFAS No. 142 had been adopted as of January 1, 2001:

(In millions, except per share amounts) For the Years Ended December 31,	2002	2001
Reported net (loss) income available to common shareholders	$(2,342)	$ (963)
Accretion of mandatorily redeemable preferred stock	18	—
Dividend requirements on preferred stock held by AT&T, net	—	76
Net (loss) income	(2,324)	(887)
Cumulative effect of change in accounting principle, net of tax	166	—
Reported (loss) income before cumulative effect of change in accounting principle	(2,158)	(887)
Add back amortization, net of tax:		
Goodwill	—	105
Licensing costs	—	233
Excess net book value of equity method unconsolidated subsidiaries	—	40
Adjusted (loss) income before cumulative effect of change in accounting principle	$(2,158)	$ (509)
Basic and diluted earnings per share:		
Reported net (loss) income available to common shareholders	$ (0.87)	$(0.38)
Accretion of mandatorily redeemable preferred stock	—	—
Dividend requirements on preferred stock held by AT&T, net	—	0.03
Net (loss) income	(0.87)	(0.35)
Cumulative effect of change in accounting principle, net of tax	(0.06)	—
Reported (loss) income before cumulative effect of change in accounting principle	(0.81)	(0.35)
Add back amortization, net of tax:		
Goodwill	—	0.04
Licensing costs	—	0.09
Excess net book value of equity method unconsolidated subsidiaries	—	0.02
Adjusted (loss) income before cumulative effect of change in accounting principle	$ (0.81)	$(0.20)

The following table provides a rollforward of goodwill for the years ended December 31, 2002 and 2003:

(In millions)	
Goodwill balance as of December 31, 2001	$ 4,712
Net impact of market acquisitions and dispositions (see Note 10)	2,487
Goodwill balance as of December 31, 2002	$ 7,199
Net impact of market exchanges and dispositions (see Note 10)	**191**
Goodwill balance as of December 31, 2003	**$ 7,390**

Intangible assets with indefinite lives at December 31, 2003 and 2002, consisted of U.S. licensing costs of $14,492 million and $13,949 million, respectively. Amortizable intangible assets at December 31, 2003 and 2002, consisted of values assigned to subscribers acquired of $304 million (net of accumulated amortization of $378 million), and $344 million (net of accumulated amortization of $251 million), respectively. Intangible assets related to subscribers acquired are being amortized on a straight-line basis over five years. Pretax amortization expense for the years ended December 31, 2003 and 2002, totaled $127 million and $118 million, respectively. The aggregate pretax amortization expense for the years ended December 31, 2004, 2005, 2006, 2007, and 2008, are estimated to be $125 million, $102 million, $42 million, $22 million, and $13 million, respectively.

Note 4. Impairment Charges

Impairment of Licensing Costs of Consolidated Subsidiaries

As discussed in Note 3, SFAS No. 142 requires that goodwill and other indefinite-lived intangible assets, consisting of U.S. licensing costs, be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair values of the goodwill and other indefinite-lived intangible assets with their carrying amounts.

AT&T Wireless Services completed its annual impairment tests for both goodwill and U.S. licensing costs during the third quarters of 2003 and 2002, using methodologies consistent with those applied at the time of the initial adoption of SFAS No. 142 on January 1, 2002. Such testing resulted in no impairment charges to goodwill in the third quarters of 2003 and 2002 as the fair value calculated using a discounted cash flow model was sufficient to pass the first step of the impairment test as defined by SFAS No. 142. FCC licenses that support AT&T Wireless Services' U.S. strategic plan, which represent a majority of the licensing costs' carrying value, were aggregated and valued using a discounted cash flow model. AT&T Wireless Services' nonstrategic U.S. licenses and licenses held by its variable interest entities (see Note 2) were valued on a license-by-license basis using primarily comparative market transaction data to determine a fair value. These tests resulted in total pretax impairment charges of $83 million and $1,329 million, recorded during the third quarters of 2003 and 2002, respectively, within impairment of licensing costs. The $83 million impairment charge in 2003 included $26 million related to AT&T Wireless Services' nonstrategic licenses and $57 million for licenses held by AT&T Wireless Services' variable interest entities. No impairment charge was recorded during 2003 related to AT&T Wireless Services' strategic licenses. AT&T Wireless Services believes that the declines in the fair values of its nonstrategic licenses and licenses held by its variable interest entities during 2003 were reflective of recent comparable licensing transactions that have occurred in the market. The $1,329 million impairment charge in 2002 included $1,283 million related to AT&T Wireless Services' strategic licenses and $46 million related to AT&T Wireless Services' nonstrategic licenses. AT&T Wireless Services believes that the decline in the fair value of its strategic licenses during 2002 was due principally to uncertainty about industry prospects in light of continuing price competition, slowing subscriber growth, and the continued weakness of the U.S. economy. These impairment charges did not impact any of AT&T Wireless Services' debt covenants.

Impairment of Licensing Costs of Equity Method Unconsolidated Subsidiaries

AT&T Wireless Services recognized pretax losses of $349 million in the third quarter of 2002 associated with its portion of impairment charges recognized by its equity method unconsolidated subsidiaries as a result of their annual impairment tests of U.S. licensing costs as required by SFAS No. 142. These pretax charges consisted of $240 million, $84 million, and $25 million for AT&T Wireless Services' proportionate share of impairments of licensing costs recognized by Cascade Wireless, LLC (Cascade), Alaska Native Wireless, LLC (ANW), and Lewis and Clark Communications, LLC, respectively. These charges are included in net equity earnings (losses) from investments in unconsolidated subsidiaries for the year ended December 31, 2002. Effective with the adoption of FASB Interpretation No. 46 in April 2003 (see Note 2), these entities were consolidated and therefore, the licenses of these entities are now reviewed in conjunction with AT&T Wireless Services' annual review of licensing costs of consolidated subsidiaries.

Impairment Charges of Equity Method Unconsolidated Subsidiaries

During the third quarter of 2003, AT&T Wireless Services recognized a pretax impairment charge of $62 million within net equity earnings (losses) from investments in unconsolidated subsidiaries associated with its nonstrategic investment in Far EasTone Telecommunications, Ltd (Far EasTone). This impairment charge was recognized due to a decline in the fair value of the investment that management deemed to be other than temporary. See Note 11 for a discussion of AT&T Wireless Services' sale of its equity interest in Far EasTone during the fourth quarter of 2003.

During the third quarter of 2002, AT&T Wireless Services recognized $464 million of pretax impairment charges due to declines in the fair values of several equity method unconsolidated subsidiaries that management deemed to be other than temporary. The majority of the total pretax charge represented impairments of investments in Rogers Wireless Communications Inc. (Rogers Wireless), EuroTel Praha, spol. s.r.o. (EuroTel Praha), BPL Cellular Ltd. (BPL), and Cascade of $232 million, $185 million, $24 million, and $20 million, respectively. These charges were included in net equity earnings (losses) from investments in unconsolidated subsidiaries for the year ended December 31, 2002. See Note 11 for a discussion of AT&T Wireless Services' sales of its equity interests in EuroTel Praha and BPL.

During the second quarter of 2002, AT&T Wireless Services recognized a $120 million pretax impairment charge in net equity earnings (losses) from investments in unconsolidated subsidiaries associated with its investment in ACC Acquisition LLC, which is the parent company of ACC. This impairment represented a write-off of AT&T Wireless Services' remaining investment balance. The impairment charge was recognized due to a reassessment of the fair value of AT&T Wireless Services' investment following ACC's failure to comply with the total debt leverage ratio covenant contained in ACC's bank credit facility. See Note 11 for discussion of AT&T Wireless Services' withdrawal from ACC Acquisition LLC during 2003.

During the fourth quarter of 2001, AT&T Wireless Services recognized $107 million of pretax impairment charges in net equity earnings (losses) from investments in unconsolidated subsidiaries associated with declines in the fair values of AT&T Wireless Services' equity method unconsolidated investments in Rogers Wireless and BPL of $63 million and $44 million, respectively, as management deemed these declines to be other than temporary.

Impairment Charges of Cost Method Unconsolidated Subsidiaries

During the third quarter of 2002, AT&T Wireless Services recognized a $187 million pretax impairment charge related to its cost method investment in Dobson Communications Corporation (Dobson) due to a decline in fair value of the investment that management deemed to be other than temporary. Of the total pretax charge, $173 million related to AT&T Wireless Services' investment in Dobson's Series AA preferred stock and $14 million to AT&T Wireless Services' remaining investment in Dobson's common stock. Additionally, in the first quarter of 2002, AT&T Wireless Services recorded a pretax impairment charge of $57 million related to its common stock investment in Dobson due to a decline in the quoted market price of Dobson's common stock that management deemed to be other than temporary. These charges were included in other income (expense) for the year ended December 31, 2002. See Note 10 for a discussion of the transaction involving AT&T Wireless Services' investment in Dobson's Series AA preferred stock and Note 11 for a discussion of the sale of its shares of Dobson common stock during 2003.

Note 5. Restructuring Charge

During 2003, AT&T Wireless Services launched a companywide initiative known as "Project Pinnacle" in an effort to improve operating efficiency and margins. As part of this initiative and in accordance with SFAS No. 112, "Employers' Accounting for Postemployment Benefits – an Amendment of FASB Statements No. 5 and 43," AT&T Wireless Services recorded business restructuring charges for workforce reductions, including reductions resulting from AT&T Wireless Services' plans to consolidate national corporate functions primarily in Redmond, Washington, and northern New Jersey. These charges totaled $88 million, including $31 million recorded during the fourth quarter, related to employee separation costs, and are reflected in the Consolidated Statements of Operations as $83 million in selling, general, and administrative expenses and $5 million in costs of services. As of December 31, 2003, approximately 3,900 employees were expected to be separated in conjunction with these plans, of which approximately 60 percent were exempt employees and 40 percent were nonexempt employees. The majority of these employee separations will be involuntary, although approximately 20 percent of the workforce reductions are anticipated to be the result of employees who decline the opportunity to relocate. Several hundred of those positions will be filled in AT&T Wireless Services' consolidated headquarters. The employee separation number is not adjusted for anticipated hiring to fill these positions. Approximately 1,200 employees had left their positions as of December 31, 2003.

The following table displays the activity and balances of the restructuring reserve, which is reflected in payroll and benefit-related liabilities on the Consolidated Balance Sheets:

(In millions)	Employee Separation
Balance at December 31, 2002	$ —
Additions	**88**
Payments	**(24)**
Balance at December 31, 2003	**$ 64**

Note 6. Discontinued Operations

In December 2001, AT&T Wireless Services finalized plans and received approval from its board of directors to exit the fixed wireless business. This decision resulted in a pretax charge of $1.3 billion during the fourth quarter of 2001, reflecting a write-down of assets and the impact of phased exit charges.

In accordance with APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual, and Infrequently Occurring Events and Transactions," the Consolidated Financial Statements of AT&T Wireless Services reflect the fixed wireless business as discontinued operations for all periods presented. Accordingly, the revenue, costs and expenses, and cash flows of the fixed wireless business have been excluded from the respective captions in the statements of operations and statements of cash flows and have been reported as income (loss) from discontinued operations, net of applicable taxes and as net cash used in discontinued operations for all periods presented.

Revenue from discontinued operations was $1 million and $19 million for 2002 and 2001, respectively. AT&T Wireless Services completed the disposal of the fixed wireless business during 2002. During 2002, AT&T Wireless Services recorded after-tax gains on disposal of the fixed wireless business totaling $47 million. The gains consisted of adjustments to the recoverability of assets and accruals associated with exit costs from the fixed wireless business and are reflected in income from discontinued operations.

Note 7. NTT DoCoMo Investment

In January 2001, NTT DoCoMo, Inc. (DoCoMo), a leading Japanese wireless communications company, invested $9.8 billion in a security of AT&T that, like AT&T Wireless Group tracking stock, was intended to reflect a portion of the financial performance and economic value of AT&T Wireless Group. AT&T Wireless Services was allocated $6.1 billion of the net proceeds from AT&T. AT&T retained the remaining $3.6 billion of the net DoCoMo investment proceeds as consideration for the reduction in AT&T's retained portion of AT&T Wireless Services' value. In conjunction with the split-off, DoCoMo's investment was converted into 406 million shares, or approximately 16 percent, of AT&T Wireless Services' common stock. These shares were recorded at their fair value as of the date of the split-off due to redemption rights held by DoCoMo and are reflected as mandatorily redeemable common stock as of December 31, 2003 and 2002. The redemption values of these shares as of December 31, 2003 and 2002, were approximately $11.4 billion and $10.7 billion, respectively. As part of its January 2001 investment, DoCoMo also received warrants with an exercise price of $35 per AT&T Wireless Group tracking share equivalent, which, in conjunction with the split-off, were converted into warrants to purchase AT&T Wireless Services' common stock at $35 per share. Prior to an amendment to the warrant terms in December 2001, these warrants were considered to be derivative financial instruments and were adjusted to their fair value through AT&T Wireless Services' results of operations. In December 2001, the terms of the warrants were amended, which resulted in the fair value of the warrants as of the amendment date to be reclassified from other long-term liabilities to additional paid-in capital. Additionally, this amendment eliminated future fair value adjustments. See Note 10 for discussion of DoCoMo's exercise of their preemptive right in conjunction with AT&T Wireless Services' acquisition of TeleCorp. See Note 21 for a discussion of DoCoMo's redemption rights, which were amended in December 2002.

Note 8. Supplementary Financial Information

Supplementary Statement of Operations Information

(In millions) For the Years Ended December 31,	2003	2002	2001
Depreciation and Amortization			
Depreciation	**$2,764**	$2,366	$1,760
Amortization of licensing costs	**1**	—	378
Amortization of goodwill	**—**	—	135
Amortization of internal-use software and other intangible assets	**416**	385	229
Depreciation and amortization	**$3,181**	$2,751	$2,502
Other Income (Expense)			
Interest income	**$ 48**	$ 74	$ 278
Net gains on sale/exchange of assets, businesses, and cost method unconsolidated subsidiaries	**46**	42	—
Net revaluation of securities	**—**	—	73
Minority interests in consolidated subsidiaries	**(8)**	(2)	24
Losses from impairments of cost method unconsolidated subsidiaries	**—**	(245)	(20)
Losses on early extinguishments of debt	**(55)**	(20)	—
Miscellaneous, net	**1**	28	19
Other income (expense)	**$ 32**	$ (123)	$ 374
Deducted from Interest Expense			
Capitalized interest	**$ 62**	$ 95	$ 141

Supplementary Balance Sheet Information

(In millions) At December 31,	2003	2002
Property, Plant, and Equipment, Net		
Wireless communications systems and other equipment	**$ 22,459**	$ 18,465
Land, buildings, and improvements	**825**	804
Construction in progress	**2,193**	4,009
Internal-use software	**1,043**	795
Total property, plant, and equipment	**26,520**	24,073
Accumulated depreciation and amortization	**(10,146)**	(7,810)
Property, plant, and equipment, net	**$ 16,374**	$ 16,263
Accumulated Other Comprehensive Income (Loss)		
Net revaluation of investments, net of any related tax effect	**$ 2**	$ —
Net revaluation of financial instruments, net of any related tax effect	**(59)**	(66)
Net foreign currency translation adjustments, net of any related tax effect	**66**	8
Accumulated other comprehensive income (loss), net of any related tax effect	**$ 9**	$ (58)

Supplementary Cash Flow Information

(In millions) For the Years Ended December 31,	2003	2002	2001
Interest payments, net of amounts capitalized	**$ (841)**	$ (600)	$ (202)
Income tax refunds (payments) including NOL carryback refunds	**1,020**	(89)	(130)
Reclassification of mandatorily redeemable common stock and warrants held by DoCoMo effective with the split-off	**—**	—	7,824
Reclassification of common stock warrants held by DoCoMo to additional paid-in capital	**—**	—	88
Non-cash accruals for property, plant, and equipment as of December 31	**675**	384	623

Note 9. Earnings per Share

The following table presents the computation of income (loss) per basic and diluted share:

(In millions, except per share amounts) For the Years Ended December 31,	2003	2002	2001
Income (loss) from continuing operations	**$ 442**	$(2,205)	$ 200
Less: Accretion of mandatorily redeemable preferred stock	**13**	18	—
Dividend requirements on preferred stock held by AT&T, net	**—**	—	76
Income (loss) from continuing operations available to common shareholders	**429**	(2,223)	124
Income (loss) from discontinued operations	**—**	47	(1,087)
Cumulative effect of change in accounting principle	**—**	(166)	—
Net income (loss) available to common shareholders	**$ 429**	$(2,342)	$ (963)
Weighted average common shares outstanding[1]	**2,713**	2,686	2,530
Net effect of dilutive stock options[2]	**2**	—	2
Weighted average common shares and equivalents outstanding	**2,715**	2,686	2,532
Income (loss) per basic and diluted share:			
Income (loss) from continuing operations available to common shareholders	**$ 0.16**	$ (0.82)	$ 0.05
Income (loss) from discontinued operations	**—**	0.01	(0.43)
Cumulative effect of change in accounting principle	**—**	(0.06)	—
Net income (loss) available to common shareholders	**$ 0.16**	$ (0.87)	$ (0.38)

1 Weighted average common shares outstanding for periods prior to the split-off assume that all of the shares outstanding effective with the split-off, including the 406 million shares issued to DoCoMo, were outstanding for those periods.

2 The effect of dilutive stock options was determined under the treasury stock method. Due to the loss recognized from continuing operations available to common stockholders during the year ended December 31, 2002, the effect of dilutive stock options and the 41.7 million warrants issued to DoCoMo in January 2001 (see Note 7) were considered to be antidilutive, and therefore were not included in the calculation of diluted earnings per share. As of December 31, 2003, 2002, and 2001, there were 200 million, 212 million, and 139 million, respectively, AT&T Wireless Services common stock options outstanding, as well as the 41.7 million warrants issued to DoCoMo, that were antidilutive and therefore were excluded from the calculation of diluted earnings per share.

Note 10. Acquisitions and Dispositions

During 2003, 2002, and 2001, AT&T Wireless Services completed certain transactions as part of its overall strategy to expand its wireless footprint and divest itself of non-strategic assets.

Acquisitions and Exchanges of Assets and Businesses

The following tables present information about significant acquisitions and exchanges by AT&T Wireless Services for the years ended December 31, 2003 and 2002. There were no significant acquisitions or exchanges made by AT&T Wireless Services during the year ended December 31, 2001. All of the following acquisitions were accounted for as purchases in accordance with SFAS No. 141, "Business Combinations." The results of each entity acquired have been included in the Consolidated Financial Statements of AT&T Wireless Services since their respective acquisition dates.

For the year ended December 31, 2003:

(In millions)	Purchase Price[1]	Licensing Costs[7]	Other Acquisition-Related Intangible Assets[7]	Other Consideration	Net Tangible Assets	Goodwill[7]
	Assets (Liabilities) Acquired					
Various[2, 3, 4]	**$546**	**$ 166**	**$ 83**	**$ 13**	**$ 92**	**$ 192**

For the year ended December 31, 2002:

(In millions)	Purchase Price[1]	Licensing Costs[7]	Other Acquisition-Related Intangible Assets[7]	Other Consideration	Net Tangible Assets	Long-Term Debt	Long-Term Deferred Tax Asset	Goodwill[7]
	Assets (Liabilities) Acquired							
TeleCorp PCS, Inc[5]	$2,414	$1,952	$ 94	$(460)	$985	$(2,756)	$112	$2,487
Philadelphia[6]	285	170	31	84	—	—	—	—

1 Purchase price includes cash, the fair value of AT&T Wireless Services common stock and mandatorily redeemable preferred stock issued, and the fair value of assets exchanged, as applicable.

2 On November 3, 2003, Pinnacle Cellular Limited Partnership (Pinnacle) was dissolved and the assets were distributed to the partners. AT&T Wireless Services had a 50 percent ownership interest in Pinnacle, which held primarily a noncontrolling interest in the Pittsburgh, Pennsylvania, market and a controlling interest in several markets in Arkansas. Prior to the dissolution, AT&T Wireless Services accounted for this investment under the equity method. In the distribution, AT&T Wireless Services received the noncontrolling Pittsburgh interest, which increased AT&T Wireless Services' direct interest in the Pittsburgh market to 100 percent. The fair value of the distribution totaled $185 million, which resulted in AT&T Wireless Services recording a pretax gain of approximately $56 million in the fourth quarter of 2003 within net equity earnings (losses) from investments in unconsolidated subsidiaries. Other consideration includes the reduction of the minority interest liability related to the Pittsburgh market previously recorded by AT&T Wireless Services as this market was consolidated by AT&T Wireless Services prior to the distribution of the remaining noncontrolling interest.

3 On August 1, 2003, AT&T Wireless Services completed an exchange transaction with U.S. Cellular Corporation. AT&T Wireless Services transferred cash and wireless licenses in the Midwest and Northeast to U.S. Cellular Corporation. In exchange, AT&T Wireless Services received operating assets in Florida and Georgia. The fair value of the exchange totaled $199 million, which resulted in AT&T Wireless Services recording a net pretax loss of $13 million in connection with this transaction.

4 On June 17, 2003, AT&T Wireless Services completed a transaction with a subsidiary of Dobson. AT&T Wireless Services transferred to Dobson its operating assets in two Alaska markets and its shares of Dobson Series AA preferred stock. In exchange, AT&T Wireless Services received Dobson's operating assets in two California markets. The fair value of the exchange totaled $162 million, which resulted in AT&T Wireless Services recording a pretax gain of $39 million in connection with this transaction.

5 On February 15, 2002, AT&T Wireless Services acquired the remaining 77 percent of TeleCorp that it did not previously own. As a result of the closing of the acquisition, AT&T Wireless Services no longer treats its previously owned interest in TeleCorp as an equity method unconsolidated subsidiary. The purchase of TeleCorp was consistent with AT&T Wireless Services' strategy to expand its footprint in major markets in North America through acquisitions of wireless carriers where there were opportunities to improve operating results. TeleCorp provided wireless voice services in portions of the Midwestern and Southeastern United States, areas which complemented AT&T Wireless Services' footprint of licenses and service territory in the United States.

The aggregate purchase price totaled $2,414 million, including $2,266 million of AT&T Wireless Services common stock issued (146 million shares), $133 million of AT&T Wireless Services mandatorily redeemable preferred stock issued (233,000 shares), and $15 million in cash. The fair value of the 146 million common shares issued was determined based upon the average market price of AT&T Wireless Services common stock over the five-day trading period before and after the terms of the acquisition were agreed to and announced. The fair value of the mandatorily redeemable preferred stock issued was based upon the present value of future discounted cash flows as of the acquisition date.

Other consideration associated with the acquisition included the following items: (1) $208 million of AT&T Wireless Services' unconsolidated investment balance which represented its 23 percent ownership interest in TeleCorp immediately prior to the acquisition; (2) $318 million of notes receivable made to TeleCorp, including $100 million made in January 2002, which, subsequent to the acquisition, were terminated; and (3) elimination of AT&T Wireless Services' long-term and short-term liabilities totaling $66 million associated with deferred brand revenue from TeleCorp which existed as of the acquisition date.

In conjunction with AT&T Wireless Services' acquisition of TeleCorp, DoCoMo exercised its preemptive right to acquire the maximum number of shares to which it was entitled, pursuant to the Investor Agreement between AT&T Wireless Services and DoCoMo. As a result, AT&T Wireless Services issued 26.7 million shares to DoCoMo in February 2002 and recorded cash proceeds of $382 million. These shares issued to DoCoMo are not subject to the redemption rights under AT&T Wireless Services' Investor Agreement with DoCoMo and therefore are not presented as mandatorily redeemable common stock.

6 On April 1, 2002, AT&T Wireless Services completed its acquisition of the remaining 49 percent minority interest in the Philadelphia market owned by Exelon Corp. for $285 million in cash. The acquisition of the remaining 49 percent interest was treated as a step-acquisition, in accordance with SFAS No. 141, "Business Combinations." Other consideration includes the reduction of the minority interest liability previously recorded by AT&T Wireless Services as this market was consolidated prior to the acquisition of the remaining 49 percent interest.

7 In accordance with SFAS No. 142, goodwill and U.S. licensing costs are not amortized. Instead, AT&T Wireless Services tests these items for impairment as part of its annual impairment tests of goodwill and U.S. licensing costs (see Notes 3 and 4). $2.7 million of the goodwill recorded is deductible for tax purposes. Other acquisition-related intangible assets include the fair values assigned to the subscribers acquired and are being amortized on a straight-line basis over five years.

The following unaudited pro forma consolidated results of operations for the years ended December 31, 2002 and 2001, assume the TeleCorp acquisition had been completed on January 1, 2001:

(In millions, except per share amounts) For the Years Ended December 31,	2002	2001
	(Unaudited)	
Revenue	$15,716	$14,220
Loss before cumulative effect of change in accounting principle available to common shareholders	$ (2,244)	$ (1,284)
Loss before cumulative effect of change in accounting principle available to common shareholders per share – basic and diluted	$ (0.83)	$ (0.47)
Net loss available to common shareholders	$ (2,331)	$ (1,284)
Net loss available to common shareholders per share – basic and diluted	$ (0.86)	$ (0.47)

Unaudited pro forma data may not be indicative of the results that would have been obtained had these events actually occurred at the beginning of the periods presented, nor does it intend to be a projection of future results.

Dispositions of Assets

During the fourth quarter of 2002, AT&T Wireless Services sold wireless licenses in Norfolk, Richmond, and Roanoke, Virginia, to Triton PCS, Inc. for $65 million in cash. AT&T Wireless Services recognized a pretax gain of $38 million upon closing of the sale, which was recorded in other income (expense). See Note 11 for further discussion of AT&T Wireless Services' equity investment in Triton PCS Holding, Inc., the parent company of Triton PCS, Inc.

See Note 11 for discussions related to dispositions of unconsolidated subsidiaries.

Transaction Subsequent to December 31, 2003

In February 2004, AT&T Wireless Services completed the purchase of U.S. Cellular Corporation's operating properties in south Texas for $95 million in cash.

Note 11. Investments in and Advances to Unconsolidated Subsidiaries

AT&T Wireless Services holds investments in and has made advances to ventures, corporations, and partnerships that provide AT&T Wireless Services access to additional U.S. and international wireless markets. Substantially all of these investments, excluding the variable interest entities for which AT&T Wireless Services is deemed to be the primary beneficiary, are accounted for under the equity method.

At December 31, 2003 and 2002, AT&T Wireless Services had investments in equity method unconsolidated subsidiaries of $1,167 million and $2,185 million, respectively, of which $1,119 million and $1,495 million, respectively, related to international investments. The year-over-year decline in investment balances is primarily a result of the sale of several investments discussed below and the consolidation of several investments in conjunction with the adoption of FIN 46 effective April 1, 2003 (see Note 2). At December 31, 2003 and 2002, the carrying value of investments accounted for under the equity method exceeded AT&T Wireless Services' share of the underlying reported net assets by $519 million and $891 million, respectively. Pretax gains associated with the sale of unconsolidated subsidiaries included in net equity earnings (losses) from investments in unconsolidated subsidiaries were $170 million, zero, and $462 million in 2003, 2002, and 2001, respectively. AT&T Wireless Services received cash distributions from its equity method unconsolidated subsidiaries of $330 million, $343 million, and $659 million for the years ended December 31, 2003, 2002, and 2001, respectively. The cash distributions for the year ended December 31, 2003, primarily related to the cash proceeds associated with the sale of EuroTel Praha. The cash distributions for the year ended December 31, 2002, primarily included distributions from ANW as a result of the amendment to the terms of the venture with ANW during 2002 (see Note 21). The cash distributions for the year ended December 31, 2001, primarily included the cash proceeds associated with the sale of AT&T Wireless Services' interest in Japan Telecom.

Equity Method Unconsolidated Subsidiaries

Ownership of significant entities accounted for under the equity method is as follows:

At December 31,	2003	2002
U.S.		
ACC Acquisition LLC	**N/A[1]**	50.00%[1]
Alaska Native Wireless, LLC	**N/A[2]**	38.18%[2]
Cascade Wireless, LLC	**N/A[3]**	85.00%[3]
Cincinnati Bell Wireless, LLC	**19.90%[4]**	19.90%[4]
GSM Corridor, LLC	**50.00%[5]**	N/A
Pinnacle Cellular Limited Partnership	**N/A[6]**	50.00%
Triton PCS Holdings, Inc.	**15.38%[7]**	15.49%[7]
International		
Atlantic West B.V. (Netherlands)	**50.00%[8]**	50.00%
BPL Cellular Ltd. (India)	**48.84%[9]**	49.00%
EuroTel Bratislava a.s. (Slovakia)	**24.50%[8]**	24.50%
EuroTel Praha, spol. s.r.o. (Czech Republic)	**N/A[8]**	24.50%
Far EasTone Telecommunications, Ltd. (Taiwan)	**N/A[10]**	22.74%
IDEA Cellular Ltd. (India)	**32.91%**	32.79%
Rogers Wireless Communications Inc. (Canada)	**34.25%**	34.28%

1 In August 2003, in connection with the restructuring of ACC's debt, AT&T Wireless Services abandoned its interest in, and thereby withdrew from, ACC Acquisition LLC, the parent company of ACC. See Note 4 for discussion of impairment charges recognized by AT&T Wireless Services during 2002 associated with its investment in ACC.

2 During November 2000, AT&T Wireless Services joined with others in the formation of a venture, ANW, which participated in the FCC's Auction 35 of license spectrum in the 1900 megahertz band. In November 2002, due to the extent of the delay and uncertainty surrounding Auction 35, AT&T Wireless Services and the other owners of ANW amended the terms of the venture. Pursuant to the amended terms, AT&T Wireless Services received certain distributions and revised certain commitments related to this joint venture. See Note 21 for further discussion of the amended terms of the venture and AT&T Wireless Services' outstanding commitments. Effective with the adoption of FIN 46 (see Note 2), AT&T Wireless Services began consolidating this entity effective April 1, 2003.

3 On December 22, 2000, AT&T Wireless Services joined with others in the formation of Cascade. Upon formation of the entity, AT&T Wireless Services contributed $2.3 million in cash to obtain an 85 percent noncontrolling equity interest in the entity. During 2001, AT&T Wireless Services loaned approximately $180 million to Cascade to finance various license purchases and operational activities. During the first quarter of 2002, AT&T Wireless Services advanced an additional aggregate of $251 million to Cascade, which was then controlled by Wayne Perry, who at that time was a member of AT&T Wireless Services' board of directors. AT&T Wireless Services made the advance pursuant to contractual obligations entered into prior to Perry joining AT&T Wireless Services' board of directors. Cascade used these proceeds to finance the acquisition from third parties of licensed spectrum that AT&T Wireless Services was not eligible to own, as well as to fund operating requirements of Cascade. AT&T Wireless Services has entered into roaming and other agreements with Cascade, which allow AT&T Wireless Services' subscribers to roam in markets operated by Cascade. Effective with the adoption of FIN 46 (see Note 2), AT&T Wireless Services began consolidating this entity effective April 1, 2003.

4 AT&T Wireless Services accounts for its investment in Cincinnati Bell Wireless, LLC under the equity method, although its voting stock ownership percentage is less than 20 percent, as AT&T Wireless Services has the ability to appoint two out of five representatives on Cincinnati Bell Wireless, LLC's Member Committee and has entered into strategic alliances with Cincinnati Bell Wireless, LLC that indicate the ability to exercise significant influence.

5 On March 1, 2003, AT&T Wireless Services formed a joint venture with Cingular to build out GSM/GPRS service targeting rural highways in the continental United States. Since the joint venture is jointly controlled through 50/50 voting interests, AT&T Wireless Services accounts for this investment under the equity method in the accompanying Consolidated Financial Statements.

6 On November 3, 2003, Pinnacle was dissolved and the assets were distributed to the partners. See further discussion in Note 10.

7 AT&T Wireless Services accounts for its investment in Triton PCS Holding, Inc. under the equity method, although its voting stock ownership percentage is less than 20 percent, as it has significant nonvoting preferred stock ownership and has entered into strategic alliances with Triton PCS Holding, Inc. that indicate the ability to exercise significant influence. The ownership percentages as of December 31, 2003 and 2002, reflect AT&T Wireless Services' ownership of common stock assuming conversion of all convertible preferred shares.

8 In October 2000, AT&T Wireless Services acquired an interest in Atlantic West B.V. (AWBV) along with other international interests from AT&T. AWBV is a 50/50 joint venture between AT&T Wireless Services and Verizon Communications Inc. AWBV owns a 49 percent interest in each of the operating entities EuroTel Praha and EuroTel Bratislava a.s. In November 2003, AWBV sold its 49 percent interest in EuroTel Praha to Cesky Telecom for $1.05 billion. Prior to the sale, Cesky Telecom owned 51 percent of EuroTel Praha. The net impact of the sale resulted in AT&T Wireless Services recording, within net equity earnings (losses) from investments in unconsolidated subsidiaries, an $80 million pretax net gain in the fourth quarter of 2003, including $60 million of pretax foreign currency translation gains, which were previously reflected within other comprehensive income. Also during 2003, EuroTel Praha paid a dividend to AWBV of $200 million. As a result of the sale and dividend payment, AT&T Wireless Services expects to receive approximately $625 million in cash from AWBV. As of December 31, 2003, AT&T Wireless Services had received $294 million in cash and expects to receive the remaining $331 million during the first half of 2004.

9 During the first quarter of 2004, AT&T Wireless Services sold its interest in BPL Cellular Ltd. to Innovision Properties Private Limited for $3 million.

10 In October 2003, AT&T Wireless Services sold its ownership stake in Far EasTone to member companies of the carrier's majority shareholder, Far Eastern Group, for net proceeds of $324 million.

Acquisitions and Dispositions of Unconsolidated Subsidiaries

In addition to the transactions discussed above, AT&T Wireless Services completed the following transactions related to its unconsolidated subsidiaries.

On September 22, 2003, AT&T Wireless Services sold all of its ownership interest in Dobson's common stock, which was accounted for under the cost method, and recorded a pretax gain of $35 million within other income (expense).

In April 2001, AT&T completed the sale of its interest in Japan Telecom for approximately $1.35 billion in cash. AT&T attributed $0.5 billion of the net after-tax proceeds from the sale to AT&T Wireless Services. AT&T Wireless Services recognized a pretax gain of $462 million associated with the transaction, which was recorded in net equity earnings (losses) from investments in unconsolidated subsidiaries.

In February 2001, AT&T Wireless Services completed its purchase of $200 million in Series AA preferred stock from Dobson, which had a liquidation preference of

$1,000 per share and was exchangeable into Series A convertible preferred stock. This investment was accounted for under the cost method. AT&T Wireless Services returned the preferred stock to Dobson in conjunction with an exchange transaction, which closed in June 2003 (see Note 10).

Impairment Charges

See Note 3 for a discussion of the proportionate share of losses recognized by AT&T Wireless Services, reflected as a cumulative effect of change in accounting principle, associated with its equity method unconsolidated subsidiaries' initial adoption of SFAS No. 142 on January 1, 2002.

See Note 4 for a discussion of AT&T Wireless Services' proportionate share of impairment charges recognized by its equity method unconsolidated subsidiaries associated with their annual impairment reviews as required by SFAS No. 142, as well as a discussion of impairment charges of equity method unconsolidated subsidiaries recognized by AT&T Wireless Services associated with declines in the fair value of several investments that management deemed to be other than temporary.

Condensed Income Statement Information

The consolidated results of operations of the significant equity method unconsolidated subsidiaries are summarized below.

(In millions) For the Years Ended December 31,	2003	2002	2001
Revenue	**$5,530**	$ 5,168	$8,514
Operating income (loss)	**1,037**	(259)	(250)
Income (loss) before extraordinary items and cumulative effect of change in accounting principle	**906**	(1,260)	43
Cumulative effect of change in accounting principle, net of tax	**(1)**	(1,535)	1
Net income (loss)	**$ 905**	$(2,784)	$ 42

Condensed income statement information for 2003 includes the results of Far EasTone and EuroTel Praha prior to the sale of AT&T Wireless Services' equity interests in October and November 2003, respectively; the results of ACC prior to AT&T Wireless Services withdrawing its interest in ACC Acquisition LLC in August 2003; the results of Pinnacle prior to its dissolution in November 2003; and the results of Cascade and ANW prior to their consolidation as a result of the early adoption of FIN 46 in April 2003 (see Note 2). Condensed income statement information for 2002 includes the results of TeleCorp prior to its consolidation by AT&T Wireless Services in February 2002 (see Note 10), as well as the SFAS No. 142 impairments recognized by the investees, both as a cumulative effect of change in accounting principle upon adoption and impairments recognized associated with the investee's annual SFAS No. 142 impairment tests of U.S. licensing costs (see Notes 3 and 4). Condensed income statement information for 2001 includes the results of Japan Telecom prior to its sale in April 2001, as well as the pretax gain of $462 million recognized on the sale.

Condensed Balance Sheet Information

The financial position of the significant equity method unconsolidated subsidiaries are summarized below.

(In millions) At December 31,	2003	2002
Current assets	**$1,531**	$1,857
Noncurrent assets	**5,044**	9,927
Current liabilities	**864**	3,225
Noncurrent liabilities	**4,391**	5,444
Redeemable preferred stock	**244**	196

Current assets are composed primarily of cash, accounts receivable, and other current assets. Noncurrent assets are composed primarily of goodwill, property, plant, and equipment, and licensing costs. Current liabilities are composed primarily of operating accruals, accounts payable, and short-term debt. Noncurrent liabilities are composed primarily of long-term debt and deferred income taxes.

Note 12. Income Taxes

AT&T Wireless Services became a separate taxable entity effective with its split-off from AT&T in July 2001. In conjunction with the split-off, AT&T and AT&T Wireless Services entered into a tax sharing agreement. Prior to the split-off, AT&T Wireless Services was not a separate taxable entity for federal and state income tax purposes and its results of operations were included in the consolidated federal and certain state income tax returns of AT&T and its affiliates. The following table shows the principal reasons for the difference between the effective income tax rate and the U.S. federal statutory income tax rate for AT&T Wireless Services' income (loss) from continuing operations, excluding the taxes associated with net equity earnings (losses) from investments in unconsolidated subsidiaries:

(In millions) For the Years Ended December 31,	2003	2002	2001
U.S. federal statutory income tax rate	**35.0%**	35.0%	35.0%
Federal income tax provision (benefit) at statutory rate	**$ 159**	$ (368)	$ 205
State and local income taxes, net of federal income tax effect	**16**	(33)	18
Amortization of nondeductible goodwill	**—**	—	42
Net revaluation of securities	**—**	—	(25)
Change in valuation allowance and other estimates	**(88)**	446	58
Other differences, net	**25**	10	13
Provision for income taxes	**$ 112**	$ 55	$ 311
Effective income tax rate	**24.7%**	(5.2)%	53.0%
Provision for Income Taxes			
Current			
Federal	**$ (19)**	$ 240	$ (18)
State and local	**(4)**	10	39
Foreign	**—**	3	5
	$ (23)	$ 253	$ 26
Deferred			
Federal	**$ 110**	$ (213)	$ 292
State and local	**25**	15	(7)
	$ 135	$ (198)	$ 285
Provision for income taxes	**$ 112**	$ 55	$ 311

Income tax provisions associated with and included in net equity earnings (losses) from investments in unconsolidated subsidiaries were $130 million, $12 million, and $13 million for the years ended December 31, 2003, 2002, and 2001, respectively. See below for a discussion of deferred tax valuation allowances recorded in net equity earnings (losses) from investments in unconsolidated subsidiaries during 2002.

Deferred income tax liabilities are taxes AT&T Wireless Services expects to pay in future periods. Similarly, deferred income tax assets are recorded for expected reductions in taxes payable in future periods. Deferred income taxes arise because of differences in the book and tax bases of certain assets and liabilities.

Deferred income tax liabilities and assets consist of the following:

(In millions) At December 31,	2003	2002
Long-term Deferred Income Tax Liabilities		
Property, plant, and equipment	**$ (2,982)**	$ (2,028)
Intangible licensing costs and goodwill	**(4,035)**	(3,788)
Other	**(156)**	129
Total long-term deferred income tax liabilities	**$ (7,173)**	$ (5,687)
Long-term Deferred Income Tax Assets		
Net operating loss/credit carryforwards	**2,602**	1,776
Investments in and advances to unconsolidated subsidiaries	**64**	588
Valuation allowance	**(192)**	(292)
Total net long-term deferred income tax assets	**$ 2,474**	$ 2,072
Net long-term deferred income tax liabilities	**$ (4,699)**	$ (3,615)
Current Deferred Income Tax Assets		
Employee benefits	**65**	29
Reserves and allowances	**198**	194
Other	**40**	9
Valuation allowance	**—**	(232)
Total current deferred income tax assets	**$ 303**	$ —
Net current deferred income tax assets	**$ 303**	$ —

The period of reversal for deferred tax liabilities related to licensing costs and goodwill can no longer be reasonably estimated due to the adoption of SFAS No. 142 on January 1, 2002 (see Note 3). As a result, AT&T Wireless Services may not rely on the reversal of deferred tax liabilities associated with licensing costs and goodwill as a means to realize AT&T Wireless Services' deferred tax assets, which primarily represent tax net operating losses (NOLs). Additionally, due to the lack of earnings history as an independent company and impairment charges recognized on AT&T Wireless Services' licensing costs and unconsolidated subsidiaries, it cannot rely on forecasts of future earnings as a means to realize its deferred tax assets. During the third quarter of 2002, AT&T Wireless Services' deferred tax assets exceeded its deferred tax liabilities, excluding those deferred tax liabilities associated with licensing costs and goodwill. Accordingly, AT&T Wireless Services determined that, pursuant to the provisions of SFAS No. 109, deferred tax valuation allowances were required on those deferred tax assets. In 2002, AT&T Wireless Services recorded deferred tax valuation allowances of $970 million. The valuation allowances included $524 million related to deferred tax assets associated with AT&T Wireless Services' equity method unconsolidated subsidiaries, which was recorded in net equity earnings (losses) from investments in unconsolidated subsidiaries. The valuation allowances also included $446 million related to its continuing operations, excluding net equity earnings (losses) from investments in unconsolidated subsidiaries, which was recorded in provision for income taxes.

Effective during the second quarter of 2003, AT&T Wireless Services' deferred tax liabilities, excluding those deferred tax liabilities associated with licensing costs and goodwill, exceeded its deferred tax assets. Therefore, AT&T Wireless Services determined that it no longer required a valuation allowance against its deferred tax assets, other than those deferred tax assets associated with actual and potential capital losses, credits, and state NOLs that were deemed more likely than not to expire unused.

For the tax return period July 10, 2001 through December 31, 2001, AT&T Wireless Services incurred a NOL of $1.3 billion. Under the tax-sharing agreement with AT&T, the NOL was carried back for a refund of taxes paid by AT&T, as the common parent of an affiliated group that included AT&T Wireless Services. A receivable was established in shareholders' equity in the amount of $461 million, with a corresponding increase to additional paid-in capital as of December 31, 2002. The 2001 NOL carryback was reflected as a capital contribution from AT&T as AT&T Wireless Services required a full valuation allowance on its deferred tax assets as of December 31, 2002. Accordingly, it was determined that AT&T Wireless Services would not have been able to realize this NOL carryback as a stand-alone entity. In January 2003, AT&T Wireless Services received $436 million relating to the refund claim. The remaining $25 million will be held in escrow, pursuant to the terms of an agreement between AT&T and AT&T Wireless Services, and will be reflected as a receivable from former parent, AT&T, until distribution from the escrow.

For the year ended December 31, 2002, AT&T Wireless Services generated a NOL of $2.8 billion, of which $1.5 billion was carried back during the second quarter of 2003 for a refund of taxes paid by AT&T totaling $536 million. Prior to the filing of the refund claim, AT&T Wireless Services' deferred tax liabilities, excluding those deferred tax liabilities associated with licensing costs and goodwill, exceeded its deferred tax assets. As such, AT&T Wireless Services determined that it no longer required a valuation allowance against its deferred tax assets, other than those deferred tax assets associated with actual and potential capital losses, credits, and state NOLs that were deemed more likely than not to expire unused. As AT&T Wireless Services no longer required a full valuation allowance on its deferred tax assets, the 2002 NOL carryback was reflected as a reduction of AT&T Wireless Services' long-term deferred tax assets. AT&T Wireless Services received $511 million of this refund during the second quarter of 2003; the remaining $25 million will be held in escrow pursuant to the terms of an agreement between AT&T and AT&T Wireless Services and will be reflected as a receivable in other assets until distribution from the escrow. The balance of the 2002 NOL not carried back can be carried forward to offset taxable income of AT&T Wireless Services in future years.

At December 31, 2003, AT&T Wireless Services had tax effected NOLs for federal and state income tax purposes of $2,105 million and $454 million, respectively, expiring beginning 2004 through 2023. AT&T Wireless Services also has federal tax credit carryforwards of $14 million that expire between 2007 and 2023, and $29 million that are not subject to expiration. The Internal Revenue Code's Section 382 places certain limitations on the annual amount of NOL carryforwards that can be utilized if certain changes to a company's ownership occur. AT&T Wireless Services believes that its purchase of TeleCorp was a change in ownership pursuant to Section 382 of the Internal Revenue Code, and the NOL carryforwards of TeleCorp (approximately $499 million tax effected as of December 31, 2003) are limited but potentially usable in future periods.

Note 13. Employee Benefit Plan

AT&T Wireless Services sponsors savings plans for the majority of its employees. The plans allow employees to contribute a portion of their pretax income in accordance with specified guidelines. The plan matches a percentage of employee contributions up to certain limits. In addition, AT&T Wireless Services may make discretionary or profit-sharing contributions. Contributions amounted to $99 million, $79 million, and $91 million in 2003, 2002, and 2001, respectively.

Note 14. Stock-Based Compensation Plans

Stock-Based Compensation Plans Subsequent to the Split-off

In conjunction with the split-off from AT&T in July 2001, AT&T Wireless Services adopted the AT&T Wireless Services Long-term Incentive Plan (LTIP), which allows for the granting of stock options, performance shares, and restricted stock units in AT&T Wireless Services' common stock. In addition, AT&T Wireless Services adopted the AT&T Wireless Services Adjustment Plan (Adjustment plan), which is a plan designed to govern the outstanding AT&T Wireless Services common stock options created from AT&T Wireless Group tracking stock options upon split-off, as well as the AT&T Wireless Services common stock options created from AT&T options upon the split-off distribution. There were 150 million common shares authorized under the Adjustment plan.

Under the LTIP, there were 305 million common shares authorized for grant and 227 million common shares available for grant as of December 31, 2003. The shares available for grant are based on the 86 million shares initially authorized upon adoption of the LTIP plus an additional number of shares to be added to the plan on January 1st of each of 2002 and 2003, adjusted for new grants, forfeitures, and cancellations of outstanding awards under both plans throughout the year. The additional shares added annually were based on 2.75 percent of the shares outstanding on January 1st of each year. The Plan was amended in May 2003 whereby this prior replenishment was omitted and replaced with a one-time replenishment of 75 million shares. Stock options are granted to employees as well as to members of AT&T Wireless Services' board of directors. The exercise price of stock options granted is equal to the stock price when the option is granted. The options generally vest over three and one half years and are exercisable up to 10 years from the date of grant. Under the provisions of the LTIP, the vesting of all equity-based awards will accelerate upon closing of the merger agreement between AT&T Wireless Services and Cingular (see Note 24).

In addition to the AT&T Wireless Services LTIP, AT&T Wireless Services adopted the AT&T Wireless Services Employee Stock Purchase Plan (ESPP). Under the ESPP, as of December 31, 2003, AT&T Wireless Services was authorized to sell up to 23.4 million shares of AT&T Wireless Services common stock to AT&T Wireless Services employees. Shares available for grant are based on the 5.2 million shares initially authorized upon adoption of the ESPP plus an additional number of shares to be added on January 1st of each year, equal to the lesser of 9.1 million shares or 0.35 percent of the total common shares plus options outstanding. Under the terms of the ESPP, employees may have up to 10 percent of their earnings withheld to purchase AT&T Wireless Services' common stock. The purchase price of the stock on the date of exercise is 85 percent of the fair market value of shares on the New York Stock Exchange on either the first or the last day of the applicable quarter, whichever is less. During 2003, 2002, and 2001, AT&T Wireless Services sold 2.6 million, 3.9 million, and 621,000 shares, respectively, to employees under the ESPP.

Under the LTIP, AT&T Wireless Services grants restricted stock, restricted stock units, and performance share units to key management personnel as well as to members of AT&T Wireless Services' board of directors. AT&T Wireless Services recognized pretax compensation expense against its results of operations of $8 million, $4 million, and $5 million related to these awards for the years ended December 31, 2003, 2002, and 2001, respectively.

Stock-Based Compensation Plans Prior to the Split-off

Prior to the split-off from AT&T, employees of AT&T Wireless Services participated in the stock-based compensation plans of AT&T, which included stock options granted in AT&T common stock and AT&T Wireless Group tracking stock. Prior to the date of the offering of AT&T Wireless Group tracking shares in April 2000, AT&T

granted stock options to AT&T Wireless Services employees in AT&T common stock. Subsequent to the April 2000 offering of AT&T Wireless Group tracking stock and prior to the split-off in July 2001, AT&T granted stock options in AT&T Wireless Group tracking stock to substantially all AT&T employees, including AT&T Wireless Services employees. Of the total options granted in 2001 noted in the table below, 4.1 million represented AT&T Wireless Group tracking stock options granted prior to the split-off, of which 2.2 million were granted to AT&T Wireless Services employees.

In conjunction with the split-off, AT&T and AT&T Wireless Services entered into an employee benefits agreement. This agreement covered the treatment of AT&T common stock options and AT&T Wireless Group tracking stock options held by both AT&T and AT&T Wireless Services employees. According to the agreement, each AT&T option granted to AT&T and AT&T Wireless Group employees prior to January 1, 2001, that was outstanding under the AT&T Long-term Incentive Plan as of the split-off date, was adjusted. This adjustment resulted in each individual who was a holder of an AT&T option receiving, immediately after the split-off date, an adjusted AT&T option and an AT&T Wireless Services option. The combined intrinsic value of the adjusted AT&T option and the AT&T Wireless Services option immediately after the split-off was equal to the intrinsic value of the AT&T option immediately before the split-off. Each AT&T Wireless Group tracking stock option held by an AT&T or AT&T Wireless Group employee outstanding under the AT&T Long-term Incentive Plan as of the split-off date was converted as of the split-off date into an AT&T Wireless Services option. The number of options and the exercise price per share of each AT&T Wireless Services option was adjusted to maintain the intrinsic value of the AT&T Wireless Group option immediately before the split-off.

Each AT&T option held by an AT&T Wireless Services employee subsequent to the split-off became fully vested and continues to be exercisable for the remaining scheduled term of such AT&T option. Each AT&T Wireless Services option held by an AT&T employee subsequent to the split-off became fully vested and continues to be exercisable for the remaining scheduled term of the original AT&T or AT&T Wireless Group tracking stock option. Each AT&T Wireless Services option converted from an AT&T Wireless Group tracking stock option or created from an AT&T option held by an AT&T Wireless Services employee is subject to the same terms and conditions regarding term, vesting, and other provisions regarding exercise as set forth in the original AT&T or AT&T Wireless Group tracking stock option from which the option was created or converted.

Summary of AT&T Wireless Group and AT&T Wireless Services Common Stock Options

The following table is a summary of AT&T Wireless Group stock option transactions prior to the split-off and AT&T Wireless Services stock option transactions subsequent to the split-off:

(Shares in thousands)	**2003**	**Weighted-Average Exercise Price**	2002	Weighted-Average Exercise Price	2001	Weighted-Average Exercise Price
Outstanding at January 1	**215,248**	**$ 23.09**	176,237	$ 26.14	73,626	$ 29.29
Options						
Granted	**29,430**	**6.92**	39,767	8.70	34,946	16.97
Issued with TeleCorp acquisition	**—**	**—**	10,893	23.62	—	—
Exercised	**(437)**	**5.20**	(357)	9.17	(970)	11.61
Canceled or forfeited	**(17,642)**	**18.27**	(11,292)	20.89	(6,695)	25.61
Options created as a result of split-off	**—**	**—**	—	—	75,330	27.08
Outstanding at December 31	**226,599**	**$ 21.40**	215,248	$ 23.09	176,237	$ 26.14
Options exercisable	**181,351**	**$ 24.26**	157,474	$ 25.74	118,084	$ 27.91
Shares available for grant	**227,125**		94,795		65,797	

The following table summarizes information about the AT&T Wireless Services stock options outstanding at December 31, 2003:

Range of Exercise Prices	Options Outstanding: Number Outstanding at Dec. 31, 2003 (In thousands)	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Options Exercisable: Number Exercisable at Dec. 31, 2003 (In thousands)	Weighted-Average Exercise Price
$0.01 – $6.67	**18,350**	**8.5**	**$ 6.31**	**6,399**	**$ 5.88**
$6.68 – $8.84	**13,514**	**9.1**	**7.36**	**3,205**	**7.15**
$8.85	**31,216**	**8.2**	**8.85**	**18,149**	**8.85**
$8.86 – $16.42	**8,616**	**6.3**	**12.98**	**6,365**	**12.93**
$16.43	**19,562**	**7.5**	**16.43**	**13,718**	**16.43**
$16.44 – $29.00	**40,739**	**4.9**	**22.23**	**39,577**	**22.23**
$29.01 – $29.16	**63,170**	**6.3**	**29.15**	**63,170**	**29.15**
$29.17 – $57.50	**31,432**	**5.1**	**37.50**	**30,768**	**37.37**
Total	**226,599**	**6.6**	**$ 21.40**	**181,351**	**$ 24.26**

Of the 226.6 million options outstanding at December 31, 2003, non-employees held 83.4 million.

AT&T Wireless Services applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation expense has been recognized other than for restricted stock, restricted stock units, and performance shares.

Fair Value Assumptions

AT&T Wireless Services has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." See Note 2 for the related pro forma disclosures, in accordance with SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." The following assumptions were applied for the SFAS No. 123 disclosure-only provision information included in Note 2.

The weighted-average fair value at date of grant was $4.16 for all AT&T Wireless Services stock options granted during 2003 and was estimated using the Black-Scholes option-pricing model. The following weighted average assumptions were applied: (i) expected dividend yield of 0 percent, (ii) expected volatility rate of 63 percent, (iii) expected life of six years, and (iv) risk-free annual interest rate of 3.5 percent.

The weighted-average fair value at date of grant was $1.38 for the option value of the shares of AT&T Wireless Services common stock issued during 2003 under the ESPP, and was estimated using the Black-Scholes option-pricing model. The following weighted average assumptions were applied: (i) expected dividend yield of 0 percent, (ii) expected volatility rate of 58 percent, (iii) expected life of three months, and (iv) risk-free three-month interest rate of 1.0 percent.

The weighted-average fair value at date of grant was $5.57 for all AT&T Wireless Services stock options granted during 2002 and was estimated using the Black-Scholes option-pricing model. The following weighted average assumptions were applied: (i) expected dividend yield of 0 percent, (ii) expected volatility rate of 65 percent, (iii) expected life of six years, and (iv) risk-free annual interest rate of 5.2 percent.

The weighted-average fair value at date of grant was $1.28 for the option value of the shares of AT&T Wireless Services common stock issued during 2002 under the ESPP, and was estimated using the Black-Scholes option-pricing model. The following weighted average assumptions were applied: (i) expected dividend yield of 0 percent, (ii) expected volatility rate of 80 percent, (iii) expected life of three months, and (iv) risk-free three-month interest rate of 1.5 percent.

The weighted-average fair value at date of grant was $7.56 for all AT&T Wireless Services stock options granted during 2001, as well as AT&T Wireless Group tracking stock options granted to AT&T Wireless Services employees prior to the split-off, and was estimated using the Black-Scholes option-pricing model. The following weighted average assumptions were applied: (i) expected dividend yield of 0 percent, (ii) expected volatility rate of 50 percent, (iii) expected life of five years, and (iv) risk-free annual interest rate of 4.2 percent.

The weighted-average fair value at date of grant was $2.44 for the option value of the shares of AT&T Wireless Services common stock issued during 2001 under the ESPP, and was estimated using the Black-Scholes option-pricing model. The following weighted average assumptions were applied: (i) expected dividend yield of 0 percent, (ii) expected volatility rate of 50 percent, (iii) expected life of three months, and (iv) risk-free three-month interest rate of 1.7 percent.

Note 15. Relationship with AT&T

Prior to the July 9, 2001 split-off from AT&T, the financial statements of AT&T Wireless Services reflect an assumed capital structure allocated from AT&T, as well as allocated costs associated with AT&T's common support divisions. Additionally, AT&T Wireless Services, including its discontinued fixed wireless business, purchased various network and selling, general, and administrative services from AT&T, primarily at market-based prices. The following table summarizes the amounts included in the statements of operations for activity with AT&T, prior to the split-off from AT&T.

(In millions) For the Year Ended December 31,	2001[1]
Costs of Services:	
Long-distance and other network-related services	$140
Provision for uncollectible receivables related to bundled customers	18
Total costs of services	$158
Selling, General, and Administrative:	
General corporate overhead allocations	$ 29
Administrative telephone services	76
Remittance processing services	16
Billing and collection services related to bundled customers	12
Total selling, general, and administrative	$133
Interest Income on Note Receivable from AT&T[2]	$202
Interest Expense	$ 70
Preferred Stock Dividends[3]	$ 76
Capitalized Interest Deducted from Interest Expense	$ 41

See Note 12 for a discussion of the 2002 and 2001 tax net operating loss carryback claims received from AT&T during 2003. The 2001 tax net operating loss was reflected as a $461 million receivable from AT&T, as of December 31, 2002.

1 For the 2001 period prior to July 9, 2001.

2 Included in other income (expense). For the 2001 period prior to the repayment of the note receivable from AT&T, intercompany interest income was determined based upon the average daily balance outstanding of the intercompany note receivable from AT&T, at a rate equal to AT&T's average 30-day commercial paper rate reset on the first day of each month, which was 4.2 percent at June 30, 2001.

3 Recorded net of tax in accordance with the tax-sharing agreement between AT&T and AT&T Wireless Services.

Note 16. Long-Term Debt

(In millions) At December 31,	2003	2002
Long-term Debt		
AT&T Wireless Services Senior Notes:		
8.13% average[1]	**$ 6,500**	$ 6,500
7.86% average[2]	**3,000**	3,000
TeleCorp Wireless, Inc. Senior Subordinated Notes:		
10 5/8%[3]	**219**	292
11 5/8%[4]	**23**	374
Tritel PCS, Inc. Senior Subordinated Notes:		
10 3/8%[5]	**244**	292
12 3/4%[6]	**32**	242
Other long-term debt[7]	**231**	136
Net unamortized premium (discount)	**11**	(19)
SFAS No. 133 fair value adjustment[8]	**199**	240
Total long-term debt	**$10,459**	$11,057

1 On March 6, 2001, AT&T Wireless Services completed a private placement of $6.5 billion in unsecured and unsubordinated Senior Notes with $1.0 billion maturing on March 1, 2006; $3.0 billion maturing on March 1, 2011; and $2.5 billion maturing on March 1, 2031. The notes pay interest at fixed rates ranging from 7.35 percent to 8.75 percent per annum, payable semiannually, and include customary covenants. Actual interest paid may have differed from the stated interest rates due to AT&T Wireless Services entering into interest rate swap agreements (see Note 18).

2 On April 16, 2002, AT&T Wireless Services completed a registered public offering of $3.0 billion in unsecured and unsubordinated Senior Notes with $250 million maturing on April 18, 2005; $750 million maturing on May 1, 2007; and $2.0 billion maturing on May 1, 2012. The notes pay interest at fixed rates ranging from 6.875 percent to 8.125 percent per annum, payable semiannually, and include customary covenants. Actual interest paid may have differed from the stated interest rates due to AT&T Wireless Services entering into interest rate swap agreements (see Note 18).

In conjunction with the acquisition of TeleCorp, AT&T Wireless Services assumed the debt of TeleCorp's subsidiaries, TeleCorp Wireless, Inc., and Tritel PCS, Inc., and recorded this debt at its fair value as of the date of the TeleCorp acquisition. The TeleCorp Wireless, Inc. notes include customary covenants and are guaranteed by AT&T Wireless Services (effective May 2002) and TeleCorp Wireless, Inc.'s wholly owned subsidiary, TeleCorp Communications, Inc. The Tritel PCS, Inc. notes include customary covenants and are guaranteed by AT&T Wireless Services (effective May 2002), Tritel, Inc. (Tritel PCS, Inc.'s parent company), and by Tritel PCS, Inc.'s wholly owned subsidiary, Tritel Communications, Inc. AT&T Wireless Services' guarantees rank pari passu with the senior unsecured obligations of AT&T Wireless Services. TeleCorp Wireless, Inc. and Tritel PCS, Inc. are both wholly owned consolidated subsidiaries of AT&T Wireless Services. Provisions of the notes limit the use of cash and cash equivalents of each subsidiary to the operations of the subsidiary. At December 31, 2003 and 2002, cash and cash equivalents included a combined $79 million and $89 million, respectively, of cash and cash equivalents that were held by TeleCorp Wireless, Inc. and Tritel PCS, Inc. See notes (3)–(6) and "Redemptions, Repurchases, and Repayments of Long-Term Debt" below for further discussion of this debt.

3 These notes pay interest semiannually and mature on July 15, 2010, unless previously redeemed by TeleCorp Wireless, Inc. The notes are subject to optional redemption on or after July 15, 2005.

4 These notes mature on April 15, 2009, unless previously redeemed by TeleCorp Wireless, Inc. As interest accrues, it is added to the principal as an increase to interest expense and the carrying value of the notes until April 15, 2004. TeleCorp Wireless, Inc. will begin paying interest semiannually on October 15, 2004. The notes are subject to optional redemption on or after April 15, 2004.

5 These notes pay interest semiannually and mature on January 15, 2011, unless previously redeemed by Tritel PCS, Inc. The notes are subject to optional redemption on or after January 15, 2006.

6 These notes mature on May 15, 2009, unless previously redeemed by Tritel PCS, Inc. As interest accrues, it is added to the principal as an increase to interest expense and the carrying value of the notes until May 15, 2004. Tritel PCS, Inc. will begin paying interest semiannually on November 15, 2004. The notes are subject to optional redemption on or after May 15, 2004.

7 The increase in other long-term debt as of December 31, 2003, as compared to December 31, 2002, primarily represents the long-term debt of AT&T Wireless Services' variable interest entities (see Note 2).

8 In accordance with the requirements of SFAS No. 133, AT&T Wireless Services recorded a fair value adjustment to the portion of its fixed rate long-term debt that was hedged. This fair value adjustment was recorded as an increase to long-term debt, with the related value for the interest rate swaps' noncurrent portion recorded in other assets. During the first quarter of 2003, AT&T Wireless Services terminated all of its interest rate swap agreements, which had a total notional value of $2.8 billion. AT&T Wireless Services received cash of which $245 million represented the fair value as of the termination dates of the portion of its long-term debt that was hedged. In accordance with SFAS No. 133, the associated hedged portion of long-term debt will no longer be adjusted for changes in fair value. The existing fair value adjustment recorded in long-term debt related to the terminated interest rate swaps will continue to be amortized against interest expense over the remaining life of the previously hedged debt.

Repurchases, Redemptions, and Repayments of Long-Term Debt

During the third and fourth quarters of 2003, AT&T Wireless Services repurchased $424 million face value of the TeleCorp Wireless, Inc. Senior Notes and $259 million face value of the Tritel PCS, Inc. Senior Notes for $733 million in cash. As a result of the debt repurchase, AT&T Wireless Services recorded losses of $55 million on the early extinguishments of debt within other income (expense).

During the first and second quarters of 2002, AT&T Wireless Services exercised its option to redeem 35 percent, or $359 million in aggregate principal amount, at maturity of the TeleCorp Wireless, Inc. for $353 million in cash. Additionally, AT&T Wireless Services exercised its option to redeem 35 percent, or $288 million in aggregate principal amount, at maturity of the Tritel PCS, Inc. Senior Notes for $289 million in cash. As a result of the debt redemption, AT&T Wireless Services recorded a loss of $20 million on the early extinguishment of debt within other income (expense).

In addition to the TeleCorp Wireless, Inc. and Tritel PCS, Inc. Senior Subordinated Notes, AT&T Wireless Services assumed debt of TeleCorp Wireless, Inc. and Tritel PCS, Inc. related to their senior credit facilities, vendor financings, and FCC debt. In February 2002, subsequent to the acquisition of TeleCorp, AT&T Wireless Services purchased additional equity in TeleCorp. TeleCorp contributed $955 million in total to TeleCorp Wireless, Inc. and Tritel PCS, Inc. The contributions were subsequently utilized by TeleCorp Wireless, Inc. and Tritel PCS, Inc. to repay all amounts outstanding, including principal, interest, and related fees, under their senior credit facilities and FCC debt. TeleCorp Wireless, Inc. and Tritel PCS, Inc. repaid $20 million associated with the cancellation of interest rate swap agreements. In addition, AT&T Wireless Services repaid $53 million of outstanding principal and interest of vendor financings owed by TeleCorp Wireless, Inc.

Maturities of Long-Term Debt

Annual maturities on AT&T Wireless Services' long-term debt outstanding for the years ending December 31, 2004 through 2008, and in later years, are as follows:

(In millions)	
2004	$ 7
2005	262
2006	1,011
2007	952
2008	1
Later Years	8,023

Accounts Receivable Securitization Program

In February 2004, AT&T Wireless Services renewed its $1.6 billion accounts receivable securitization program. As of December 31, 2003, availability under the program was approximately $1.5 billion, based on the accounts receivable balance allowed for under the program. The program allows AT&T Wireless Services to obtain financing collateralized by subscriber trade accounts receivable. Under the program, AT&T Wireless Services can assign subscriber trade accounts receivable on a revolving basis to a special-purpose, wholly owned subsidiary of AT&T Wireless Services. The wholly owned subsidiary of AT&T Wireless Services would then sell an undivided interest in such receivables to an unrelated third-party financing entity upon drawing on the facility. The financing is subject to a program fee of 15 to 25 basis points and a liquidity fee of 22.5 to 50 basis points, both of which are based on AT&T Wireless Services' Senior Notes rating. This financing arrangement is to be used for general corporate purposes, is subject to customary securitization covenants, and will be recorded as an on-balance sheet transaction. Included in the covenants are provisions for the termination of the program in the event AT&T Wireless Services' long-term unsecured Senior Notes rating is less than BB+ by Standard & Poor's or Ba1 by Moody's. As of December 31, 2003 and 2002, AT&T Wireless Services had no amounts outstanding under the accounts receivable securitization program and was in compliance with its covenants.

Credit Facilities

In March 2001, AT&T Wireless Services entered into Competitive Advance and Revolving Credit Facilities (the Facilities) in the aggregate amount of $2.5 billion consisting of a $1.25 billion 364-day Competitive Advance and Revolving Credit Facility and a $1.25 billion Five-Year Competitive Advance and Revolving Credit Facility. In both March 2002 and 2003, AT&T Wireless Services renewed the 364-day Facility. AT&T Wireless Services does not intend to renew the 364-day Facility when it expires in March 2004. The Facilities are subject to a facility fee of 10 to 25 basis points, which is based on AT&T Wireless Services' Senior Notes rating, and is payable quarterly on the total commitment. The Facilities are also subject to a utilization fee of 25 basis points if borrowings exceed certain levels as defined in the agreement. The Facilities bear interest at variable rates based upon, in various cases, (i) LIBOR plus 65 to 200 basis points depending on AT&T Wireless Services' Senior Notes rating, or (ii) the greater of the prime rate or the federal funds effective rate plus 50 basis points. The Facilities are to be used for general corporate purposes and are subject to customary covenants, representations, warranties, and events of default. The Facilities contain financial covenants requiring AT&T Wireless Services to maintain certain financial ratios. In addition, an obligation by AT&T Wireless Services to repurchase equity interests from DoCoMo may, under certain circumstances, constitute an event of default. Effective March 2003, the Facilities are guaranteed by TeleCorp Wireless Inc., TeleCorp Communications, Inc., Tritel, Inc., Tritel PCS, Inc. and Tritel Communications, Inc. As of December 31, 2003 and 2002, AT&T Wireless Services had no amounts outstanding under the facilities, and was in compliance with its covenants.

Commercial Paper Program

During June 2001, AT&T Wireless Services finalized agreements with a group of commercial paper dealers to issue up to $2.5 billion of private placement commercial paper notes. The notes will be unsecured, ranking pari passu with AT&T Wireless Services' other unsubordinated and unsecured indebtedness. Maturity of the notes will be up to 365 days from date of issue. AT&T Wireless Services' commercial paper notes are rated A2 by Standard & Poor's and P2 by Moody's. If AT&T Wireless Services decides to issue commercial paper notes, the rates would be reflective of these commercial paper market rates at the time of issuance. The commercial paper program is subject to customary commercial paper program covenants. As of December 31, 2003 and 2002, AT&T Wireless Services had no notes outstanding under this program.

AT&T Wireless Services' accounts receivable securitization program and its credit facilities are terminable upon a change of control. AT&T Wireless Services' commercial paper program, Senior Notes, and Senior Subordinated Notes are not terminable upon a change of control.

Note 17. Mandatorily Redeemable Preferred Stock

In conjunction with the acquisition of TeleCorp in February 2002, AT&T Wireless Services issued 233,000 shares of AT&T Wireless Services Series C and E mandatorily redeemable preferred stock. The fair value of the preferred shares totaled $133 million and represented a discount to its accreted value as of the acquisition date of $127 million.

In conjunction with the terms of the preferred stock, AT&T Wireless Services is accreting the carrying value of the preferred stock to its liquidation value over the period ending December 13, 2020. This accretion includes an amortization of the discount/premium as well as an accretion of a 6 percent dividend, which is compounded quarterly in accordance with the terms of the preferred stock. As of December 31, 2003 and 2002, accrued but unpaid dividends were $84 million and $65 million, respectively, including dividends which were accrued prior to AT&T Wireless Services' acquisition of TeleCorp. Holders of the preferred stock are entitled to a dividend if and when declared by AT&T Wireless Services' board of directors. The preferred stock ranks senior to AT&T Wireless Services' common stock and any series or class of AT&T Wireless Services' common or preferred stock, now or hereafter authorized, with respect to payment of dividends and the distribution of assets on liquidation. The Series E preferred stock ranks junior to the Series C preferred stock with respect to payment of dividends and the distribution of assets on liquidation. The holders of the Series C and E preferred stock are entitled to votes in the aggregate of 1,929,069 and 251,189 votes (voting as a class with the common stock), respectively. AT&T Wireless Services has the right to redeem the preferred stock in whole or in part, at any time at a redemption price per share equal to their liquidation value as of the redemption date. The preferred stock had a liquidation value of $291 million and $273 million as of December 31, 2003 and 2002, respectively. Holders of the preferred stock have no redemption rights until December 13, 2020, at which time they may redeem the shares at their liquidation preference of $846 million.

Note 18. Derivative Instruments

AT&T Wireless Services' derivative instruments as of and for the years ended December 31, 2003, 2002, and 2001, primarily included interest rate swaps and interest rate locks. AT&T Wireless Services enters into these agreements to manage its exposure to changes in interest rates, to lower its overall costs of financing, and to manage the mix of floating- and fixed-rate debt in its portfolio.

As of December 31, 2002, AT&T Wireless Services had entered into interest rate swap agreements with a total notional value of $2.8 billion. On a semiannual basis, AT&T Wireless Services paid a floating rate of interest equal to the six-month LIBOR plus a fixed spread and received a fixed rate in return ranging from 6.875 percent to 8.125 percent. The swaps were entered into as hedges of the fair value of portions of the 6.875 percent Senior Notes due April 2005, the 7.35 percent Senior Notes due March 2006, the 7.5 percent Senior Notes due May 2007, and the 8.125 percent Senior Notes due May 2012, and had expiration dates on the notes' respective maturity dates.

The interest rate swap agreements were designated as fair value hedges and effectively converted AT&T Wireless Services' fixed-rate debt to a floating rate by receiving fixed-rate amounts in exchange for floating-rate interest payments over the life of the agreement without an exchange of the underlying principal amount. The terms of the swap agreements and hedged items were such that effectiveness was measured using the short-cut method defined in SFAS No. 133. Hedge ineffectiveness, as determined in accordance with SFAS No. 133, had no impact on AT&T Wireless Services' results of operations for the years ended December 31, 2003, 2002, and 2001.

In accordance with the requirements of SFAS No. 133, AT&T Wireless Services recorded a fair value adjustment to the portion of its fixed rate long-term debt that was hedged. The adjustment represented the changes recorded in the fair value of the hedged debt obligations attributable to movements in market interest rates. At December 31, 2002, the SFAS No. 133 fair value adjustment included in AT&T Wireless Services' long-term debt was $240 million (see Note 16). This fair value adjustment was recorded as an increase to long-term debt, with the related value for the interest rate swaps' noncurrent portion recorded in other assets. Interest rate differentials associated with these interest rate swaps, which were used to hedge AT&T Wireless Services' debt obligations, were recorded as an adjustment to a current asset or liability, with the offset to interest expense over the life of the swaps.

During the first quarter of 2003, AT&T Wireless Services terminated all of its interest rate swaps. AT&T Wireless Services received cash of which $245 million represented the fair value as of the termination dates of the portion of its long-term debt that was hedged. In accordance with SFAS No. 133, the associated hedged portion of long-term debt is no longer adjusted for changes in fair value. The fair value adjustment recorded in long-term debt, as of the termination date related to the terminated interest rate swaps, will continue to be amortized against interest expense over the remaining life of the previously hedged debt.

During the year ended December 31, 2002, AT&T Wireless Services had entered into interest rate lock agreements with a total notional value of $1.1 billion, which were designated as cash flow hedges of the future interest payments on the forecasted issuance of debt. These interest rate locks were terminated in conjunction with the issuance of debt. As of December 31, 2003, 2002, and 2001, other comprehensive (loss) income included pretax deferred net unrealized losses of $84 million, $95 million, and $91 million, respectively, relating to these derivatives designated as cash flow hedges. These losses will be reclassified into interest expense in the same period in which AT&T Wireless Services' hedged debt affects interest expense. During the years ended December 31, 2003, 2002, and 2001, pretax derivative losses of $11 million, $11 million, and $8 million respectively were reclassified into interest expense. AT&T Wireless Services estimates that $10 million of pretax derivative losses included in other comprehensive (loss) income will be reclassified into interest expense in 2004. A $14 million pretax gain was reclassified into other income (expense) during the year ended December 31, 2002, as a result of the discontinuance of interest rate locks for which the original forecasted issuance of debt did not occur within the timeframe permitted by SFAS No. 133.

Additionally, prior to December 2001, DoCoMo (see Note 7) held common stock warrants in AT&T Wireless Services that could be settled in cash at DoCoMo's option. The fair value of the warrants at the split-off date was recorded in other long-term liabilities. For the year ended December 31, 2001, other income (expense) included $73 million of income related to the fair value adjustments of these warrants. As discussed in Note 7, the terms of the warrants were amended in December 2001, which eliminated future fair value adjustments.

Note 19. Fair Values of Financial Instruments

The carrying amounts of cash and cash equivalents, short-term investments, accounts receivable, accounts payable, and other current liabilities are a reasonable estimate of their fair value due to the short-term nature of these instruments.

AT&T Wireless Services estimates the fair values of its long-term debt using quoted market prices when available, or AT&T Wireless Services' incremental borrowing rate, as of the end of the year. The following table shows the fair values and carrying values of AT&T Wireless Services' long-term debt as of December 31:

	2003		2002	
(In millions)	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term Debt				
AT&T Wireless Services Senior Notes:				
8.13% average	**$ 6,537**	**$ 7,649**	$ 6,554	$ 6,455
7.86% average	**3,143**	**3,457**	3,164	3,009
TeleCorp Wireless, Inc. Senior Subordinated Notes:				
10 5/8%	**235**	**256**	317	307
11 5/8%	**24**	**25**	344	347
Tritel PCS, Inc. Senior Subordinated Notes:				
10 3/8%	**262**	**292**	318	310
12 3/4%	**32**	**33**	224	225
Other long-term debt	**226**	**227**	136	135
	$ 10,459	**$ 11,939**	$ 11,057	$ 10,788

As of December 31, 2002, AT&T Wireless Services had entered into interest rate swaps with a total notional value of $2.8 billion. On a semiannual basis, AT&T Wireless Services paid a floating rate of interest plus a fixed spread, which averaged 3.94 percent during 2002 for the period in which the interest rate swaps were outstanding, and in return received a fixed rate, which averaged 7.53 percent during 2002. AT&T Wireless Services determines the fair value of its interest rate swaps based on market quotes obtained from swap dealers. The fair value of these interest rate swaps represented a long-term asset of $240 million as of December 31, 2002. During the first quarter of 2003, AT&T Wireless Services terminated all of its interest rate swaps. AT&T Wireless Services received cash, of which $245 million represented the fair value as of the termination dates of the portion of its long-term debt that was hedged.

Note 20. Concentrations

AT&T Wireless Services purchases a substantial portion of its wireless infrastructure equipment and multi-network handsets from only a few major suppliers. Further, AT&T Wireless Services relies on only one or two key vendors in each of the following areas: billing services, payables and payroll processing, network build-out, Local Number Portability capabilities, and information services. Loss of any of these suppliers could adversely affect operations temporarily until a comparable substitute could be found.

Local and long-distance telephone and other companies provide certain communication services to AT&T Wireless Services. Disruption of these services could adversely affect operations in the short term until an alternative telecommunication provider could be found.

AT&T Wireless Services does not have a concentration of available sources of labor or services, nor does AT&T Wireless Services have any significant concentration of business transacted with a particular customer, that could, if suddenly eliminated, severely affect operations.

Financial instruments that could potentially subject AT&T Wireless Services to credit risk consist principally of trade accounts receivable. AT&T Wireless Services believes that the credit risk with respect to trade accounts receivables is limited due to the diversity of its customer base.

Note 21. Commitments and Guarantees

AT&T Wireless Services' purchase commitments for network equipment and handsets totaled $822 million as of December 31, 2003, with remaining payments to be made by the end of 2004.

Pursuant to the Investor Agreement, as amended in December 2002, between AT&T Wireless Services, AT&T, and DoCoMo, DoCoMo may require AT&T Wireless Services to repurchase its investment at DoCoMo's original purchase price, plus interest, if under certain circumstances, and subject to the exceptions identified in the Investor Agreement:

- AT&T Wireless Services fails to launch service based on W-CDMA technology in certain areas of Dallas, San Diego, San Francisco, and Seattle, or permitted alternate cities prior to December 31, 2004; or
- AT&T Wireless Services' board of directors approves changes prior to December 31, 2004, in its use of W-CDMA technology as its primary standard for delivery of services based on third-generation technology.

AT&T Wireless Services believes that the likelihood of it being required to repurchase DoCoMo's original investment plus interest is remote.

In November 2000, AT&T Wireless Services joined with others in the formation of a venture, ANW, which participated in the FCC's Auction 35 of licensed spectrum in the 1900 megahertz band. In early 2001, the auction was completed, and ANW was the high bidder on approximately $2.9 billion in licenses. Pursuant to the original terms of the venture, AT&T Wireless Services had committed to fund $2.6 billion to ANW to fund ANW's purchase of the licenses. In June 2001, the federal appeals court for the D.C. Circuit ruled that the FCC had acted improperly in rescinding the licenses held by NextWave Telecom, Inc. and its affiliates (NextWave), which constituted most of the spectrum licenses offered in Auction 35. In August 2001, the FCC returned the licenses to NextWave, and on April 29, 2002, the FCC refunded $473 million to ANW, which was a portion of the down payment previously submitted for licenses on which ANW was the high bidder. On March 4, 2002, the FCC granted to ANW the non-NextWave licenses on which it was the high bidder, which required the payment of $90 million by ANW, which was funded by AT&T Wireless Services during the first quarter of 2002.

On November 14, 2002, the FCC announced it would allow bidders to withdraw from Auction 35 without penalty. On December 4, 2002, ANW applied to the FCC to withdraw its bids from Auction 35. As a result, AT&T Wireless Services has been relieved of its commitment to fund ANW's purchase of the remaining Auction 35 licenses. ANW was refunded $83 million, which was the remaining balance ANW had on deposit with the FCC as a down payment for the remaining licenses.

On November 11, 2002, AT&T Wireless Services and the other owners of ANW amended the terms of the venture. Pursuant to the revised agreements:

- In December 2002, ANW made a prepayment of indebtedness to AT&T Wireless Services of $181 million.

- In December 2002, AT&T Wireless Services paid $229 million to the other owners of ANW and ANW distributed certain amounts previously invested in ANW, resulting in distributions of $144 million to AT&T Wireless Services and $233 million to the other owners of ANW. AT&T Wireless Services recorded a charge of $108 million during the fourth quarter of 2002 in net equity earnings (losses) from investments in unconsolidated subsidiaries to reflect the difference between amounts previously accrued on its potential obligation to acquire the other owners' interest under the original terms of the venture and the $229 million payment made in December 2002.
- In March 2007, the other owners of ANW may elect to require AT&T Wireless Services to purchase their interests in ANW for $145 million, of which $53 million was reflected within other long-term liabilities as of December 31, 2003. Under certain circumstances, this right may be exercised earlier, in which case the amount payable would be reduced by 5 percent per annum.

In conjunction with the split-off from AT&T in July 2001, AT&T Wireless Services entered into a Master Carrier Agreement with AT&T to purchase certain voice and data telecommunications services. Under the Master Carrier Agreement, as amended in December 2002 and May 2003, AT&T Wireless Services is required to purchase certain amounts of wholesale long-distance services from AT&T until July 31, 2007. For any shortfall in cumulative usage, AT&T Wireless Services is required to pay AT&T at the rate of $0.01 per minute at the end of the period. AT&T Wireless Services' maximum remaining commitment as of December 31, 2003, was approximately $703 million. AT&T Wireless Services is also required to purchase long-distance services associated with its administrative phone usage equal to $70 million for each of the three years following the split-off. As of December 31, 2003, AT&T Wireless Services had fulfilled all of the first and second year's commitments and approximately $33 million of the third year's commitment under the agreement. In addition, AT&T Wireless Services is required to purchase certain network data services from AT&T in an amount equal to $41 million for each of the three years following the split-off. AT&T Wireless Services had fulfilled all of the first, second, and third year's data commitments under the agreement as of December 31, 2003. In October 2002, AT&T Wireless Services committed to purchase certain amounts of international long-distance services over a two-year period beginning November 1, 2002, and is required to pay AT&T any shortfall in cumulative usage based on the period's average rate. Based on the average rate for the fourteen months ended December 31, 2003, AT&T Wireless Services' maximum remaining commitment as of December 31, 2003, was approximately $8 million.

AT&T Wireless Services has commitments with local exchange carriers for dedicated leased lines. The original terms of these commitments vary from month-to-month up to five years. AT&T Wireless Services' related commitment to its primary carriers as of December 31, 2003, was approximately $640 million, with payments due in each of the five succeeding fiscal years as follows: $222 million in 2004, $186 million in 2005, $131 million in 2006, $74 million in 2007, and $27 million in 2008.

AT&T Wireless Services leases land, buildings, and equipment through contracts that expire in various years through 2035. Certain of AT&T Wireless Services' lease contracts include options to renew the leases for an additional three to 40 years. Certain of these leases also contain early termination clauses that give AT&T Wireless Services the right to terminate the lease by paying a penalty of typically three to six months' worth of rent. Rental expense under operating leases was $743 million, $659 million, and $446 million for the years ended December 31, 2003, 2002, and 2001, respectively. The following table shows the future minimum rental payments due under noncancelable operating leases at December 31, 2003:

(In millions) For the Years Ended December 31,	
2004	$ 766
2005	675
2006	537
2007	385
2008	249
Later Years	763

AT&T Wireless Services enters into agreements in the normal course of business that provide for indemnification of counterparties. These include split-off, tax sharing, and tax refund agreements with AT&T, as well as certain asset sales, outsourcing arrangements, and financing, intellectual property, services, and purchase agreements with other parties. The term of the indemnification varies by agreement. The events or circumstances that would require AT&T Wireless Services to perform under these indemnities are transaction specific; however, these agreements may require AT&T Wireless Services to indemnify the counterparty for costs and losses arising from a breach of representations and covenants related to such matters as title to assets sold, certain intellectual property rights, specified environmental matters, changes in laws or regulations, and/or from litigation or claims arising from the underlying transaction. AT&T Wireless Services is unable to estimate the maximum potential liability for these types of indemnifications as the agreements generally do not specify a maximum amount, and the amounts are dependent on the outcome of future events, the nature and likelihood of which cannot be determined at this time. Historically, AT&T Wireless Services has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying Consolidated Financial Statements.

Note 22. Contingencies

AT&T Wireless Services is defending two class-action or representative lawsuits challenging the quality of its wireless service. These cases include allegations of breach of contract, statutory consumer fraud, and similar claims. In one case filed in Texas, the named plaintiffs have asserted claims for compensatory and punitive damages totaling $100 million. That case was dismissed, and then reversed by the court of appeals; AT&T Wireless Services is seeking review in the Texas Supreme Court. In a case filed in California, the court denied class certification and also denied all remaining claims for monetary relief, although claims for injunctive relief remain pending.

A series of class-action cases have been filed against AT&T Wireless Services as well as its major competitors, alleging that defendants have violated federal antitrust laws by allegedly restricting the portability of wireless handsets between carriers. Plaintiffs assert both tying and monopolization claims, but have not asserted specific claims for damages. The court has dismissed the monopolization claims and the per se tying claim against all defendants.

Various class-action or representative lawsuits are pending against AT&T Wireless Services that challenge a variety of billing practices and the adequacy of AT&T Wireless Services' disclosures concerning those practices, including billing in full-minute increments, billing from send to end, out-of-cycle billing, charging early termination fees, post-cancellation billing practices, and billing for roaming calls. The plaintiffs in two of these cases specified damages in excess of $100 million. In one of these cases, the court denied certification of a class, leaving the claims of five individual customers. After this ruling, plaintiffs have nonetheless asserted a claim for restitution on behalf of a nationwide class of customers in excess of $318 million. Plaintiffs have also sought appellate review of the decision to deny class certification.

Numerous class-action lawsuits were filed against AT&T and several wireless phone manufacturers and carriers asserting products liability and similar claims relating to radio-frequency transmissions to and from wireless phones. The court dismissed all but one of these cases on preemption grounds; plaintiffs have appealed.

In 1993, shareholders of a former competitor of AT&T Wireless Services' air-to-ground business sued AT&T Wireless Services, alleging breach of a confidentiality agreement, misappropriation of trade secrets, and tortious interference with the competitor's business. The jury returned a verdict in favor of AT&T Wireless Services on all claims. During a trial, which concluded in October 2003, the plaintiff asserted damages totaling up to $438 million, but the jury returned a verdict in favor of AT&T Wireless Services on all claims. Plaintiff has filed certain motions challenging the verdict.

Several class-action lawsuits have been filed against AT&T, certain executives of AT&T and AT&T Wireless Services, and a group of investment banking firms asserting claims under federal securities laws. The complaints assert claims that AT&T made material misstatements concerning earnings and financial condition, while omitting other material information, allegedly to maximize proceeds from the offering of AT&T Wireless Group tracking stock in April 2000 and/or to avoid paying a cash guarantee in connection with the MediaOne acquisition. The plaintiffs have demanded damages in excess of $2.1 billion related to the offering of AT&T Wireless Group tracking stock. In connection with the split-off, certain provisions of the Separation Agreement between AT&T Wireless Services and AT&T may result in AT&T Wireless Services being allocated a portion of the liabilities, if any, arising out of these actions to the extent they relate to AT&T Wireless Group tracking stock.

A former executive and shareholder of Tritel, Inc. (which, as a subsidiary of TeleCorp, was acquired by AT&T Wireless Services as part of its acquisition of TeleCorp – See Note 10) filed a lawsuit against Tritel, Inc., Tritel Communications, Inc., and two board members seeking to rescind an earlier settlement agreement. The plaintiff alleged that the defendants withheld material information about an initial public offering that occurred after he settled his prior claims, and asserted claims for fraud, breach of fiduciary duty, and breach of the duty of good faith and fair dealing. The plaintiff sought $60 million in damages and/or restitution, and $450 million in punitive damages. An arbitration panel awarded the plaintiff $57 thousand. An appeal is pending that challenges the referral of the case to arbitration.

AT&T Wireless Services has been named as a defendant, along with another wireless carrier and several wireless phone manufacturers, in three class-action lawsuits alleging that existing phone equipment does not meet FCC requirements for 911 emergency call processing. Damages have not been specified, although plaintiffs are seeking injunctive and equitable relief.

AT&T Wireless Services is currently a party to various claims and legal proceedings, including those noted above. AT&T Wireless Services also makes routine filings with the FCC and state regulatory authorities, as well as federal, state, and local tax authorities. If management believes that a loss arising from these actions and/or filings is probable and can reasonably be estimated, an amount is recorded for the estimated loss. As additional information becomes available, the potential liability related to the actions is assessed and the estimates are revised, if necessary. Based upon currently available information, management does not believe that the ultimate outcome of these actions beyond that provided for as of December 31, 2003, individually and in the aggregate, will have a material adverse effect on AT&T Wireless Services' Consolidated Financial Statements. However, litigation is subject to inherent uncertainties and unfavorable rulings could occur. If so, it could have a material adverse impact on AT&T Wireless Services' Consolidated Financial Statements in future periods. While it is not possible to predict the ultimate outcome of the matters discussed above, historically, AT&T Wireless Services has been successful in defending itself against claims and suits that have been brought against it, and payments made in such claims and actions have not been material to AT&T Wireless Services' Consolidated Financial Statements.

Note 23. Quarterly Information (Unaudited)

(In millions, except per share amounts and stock prices)

2003	First	Second	Third	Fourth
Revenue	**$3,948**	**$4,158**	**$4,374**	**$4,215**
Operating income (loss)	**$ 375**	**$ 451**	**$ 367**	**$ 20**
Income (loss) from continuing operations	**$ 142**	**$ 228**	**$ 156**	**$ (84)**
Income (loss) before cumulative effect of change in accounting principle available to common shareholders	**$ 135**	**$ 222**	**$ 156**	**$ (84)**
Net income (loss) available to common shareholders	**$ 135**	**$ 222**	**$ 156**	**$ (84)**
Income (loss) before cumulative effect of change in accounting principle available to common shareholders per share – basic and diluted	**$ 0.05**	**$ 0.08**	**$ 0.06**	**$ (0.03)**
Net income (loss) available to common shareholders per share – basic and diluted	**$ 0.05**	**$ 0.08**	**$ 0.06**	**$ (0.03)**
Stock price[2]:				
AT&T Wireless Services common stock[3]				
High	**$ 7.44**	**$ 8.39**	**$ 9.10**	**$ 8.82**
Low	**$ 5.25**	**$ 6.35**	**$ 7.55**	**$ 6.58**
Quarter-end close	**$ 6.60**	**$ 8.21**	**$ 8.18**	**$ 7.99**

2002	First	Second	Third[1]	Fourth
Revenue	$3,611	$3,910	$ 4,063	$4,047
Operating income (loss)	$ 178	$ 335	$ (962)	$ 191
(Loss) income from continuing operations	$ (22)	$ (3)	$(2,049)	$ (131)
Income from discontinued operations	$ 12	$ 27	$ 8	$ —
(Loss) income before cumulative effect of change in accounting principle available to common shareholders	$ (12)	$ 19	$(2,047)	$ (136)
Net (loss) income available to common shareholders	$ (178)	$ 19	$(2,047)	$ (136)
(Loss) income before cumulative effect of change in accounting principle available to common shareholders per share – basic and diluted	$ (0.01)	$ 0.01	$ (0.76)	$ (0.05)
Net (loss) income available to common shareholders per share – basic and diluted	$ (0.07)	$ 0.01	$ (0.76)	$ (0.05)
Stock price[2]:				
AT&T Wireless Services common stock[3]				
High	$14.46	$ 9.43	$ 6.20	$ 8.05
Low	$ 8.24	$ 5.35	$ 3.97	$ 3.25
Quarter-end close	$ 8.95	$ 5.85	$ 4.12	$ 5.65

1 AT&T Wireless Services recorded impairments of licensing costs totaling $1,329 million pretax during the third quarter of 2002, resulting from the SFAS No. 142 assessments of U.S. licensing costs and goodwill. The third quarter of 2002 also included an impairment of unconsolidated subsidiaries, totaling $1,000 million pretax, resulting from an assessment of the recoverability of cost and equity method unconsolidated subsidiaries, in addition to AT&T Wireless Services' proportionate share of its equity method unconsolidated subsidiaries' SFAS No. 142 impairment charges (see Notes 3 and 4).

2 Stock prices obtained from the New York Stock Exchange Composite Transaction Tape.

3 No dividends have been declared or paid on AT&T Wireless Services common stock.

Note 24. Subsequent Event

On February 17, 2004, AT&T Wireless Services entered into a merger agreement with Cingular and certain of its affiliates. Under the terms of the agreement, which were approved by the boards of directors of AT&T Wireless Services, BellSouth Corporation, SBC Communications Inc., and Cingular, AT&T Wireless Services' common shareholders will receive $15 cash per common share and AT&T Wireless Services' preferred shareholders will receive the then-applicable liquidation preference of their preferred shares, for an aggregate of approximately $41 billion, upon consummation of the transaction. The transaction is subject to approval by AT&T Wireless Services' shareholders, approval by regulatory authorities, and other closing conditions. The companies are seeking to close the transaction in the fourth quarter of 2004.

board of directors

Walter Y. Elisha (71)
From 1983 until his retirement in 1998, Elisha served as Chairman of the Board of Springs Industries, Inc., and as Chief Executive Officer of Springs Industries from 1981 to 1997. Elisha also serves as a Director of Cummins Inc. He is a member of the Audit and Governance Committees.

Donald V. Fites (70)
From 1990 until his retirement in 1999, Fites served as Chairman of the Board and Chief Executive Officer of Caterpillar Inc., and as President and Chief Operating Officer of Caterpillar from 1989 to 1990. Fites also serves as a Director of Oshkosh Truck Corporation, AK Steel Corporation, Exxon Mobil Corporation, Georgia-Pacific Corporation, and Wolverine World Wide, Inc. He is Chairman of the Governance Committee and a member of the Audit Committee.

Ralph S. Larsen (65)
From 1989 until his retirement in 2002, Larsen served as Chairman of the Board and Chief Executive Officer of Johnson & Johnson. He also serves as a Director of General Electric Corporation and Xerox Corporation. He is Chairman of the Compensation Committee.

John W. Madigan (66)
From 1995 until 2002, Madigan served as Chief Executive Officer of Tribune Company, and served as the Chairman of the Board of Tribune from 1996 until his retirement in 2004. Madigan also serves as a Director of Morgan Stanley. He is Chairman of the Audit Committee.

Koichi Nishimura (65)
From 1996 until 2003, Nishimura served as Chairman of Solectron, and as Co-CEO from 1991 to 2003. He is an observer of the Governance and Technology Committees.

Nobuharu Ono (58)
Since July 2001, Ono has served as Chief Executive Officer and President of NTT DoCoMo USA, Inc. From 2001 to 2002, he served as Executive Vice President, Deputy Senior Executive Manager, Global Business Division, NTT DoCoMo, Inc. Ono also serves as a Director of NTT DoCoMo Inc. He is a member of the Governance and Technology Committees.

A. Barry Rand (59)
In January 2003, Rand was named Chairman and Chief Executive Officer of Equitant. From April 2001 until his retirement in 2003 Rand served as Chairman Emeritus of Avis Group Holdings, Inc. Rand also serves as a Director of Abbott Laboratories, Agilent Technologies, Inc., Aspect Communications Corporation, and Equitant Corporation. He is a member of the Compensation and Audit Committees.

Carolyn M. Ticknor (56)
From 1999 until her retirement in March 2001, Ticknor served as President, Imaging and Printing Systems of Hewlett-Packard Company. Ticknor also serves as a Director of Boise Cascade Corporation and Veritas Software Corporation. She is Chairman of the Technology Committee and a member of the Compensation Committee.

John D. Zeglis (56)
Zeglis is Chairman of the Board and has been the Chief Executive Officer of AT&T Wireless since October 1999. His extensive communications experience includes the role of President of AT&T, where he was responsible for its wireless, consumer, and international businesses. Zeglis also serves as a Director of Helmerich and Payne, Inc. and Georgia-Pacific Corporation.

senior leadership team

John D. Zeglis
Chairman & Chief Executive Officer

Michael G. Keith
President, Mobility Operations

Andre Dahan
President, Mobile Multimedia Services

Joseph McCabe, Jr.
Executive Vice President & Chief Financial Officer

Lewis M. Chakrin
Executive Vice President, Corporate Strategy & Business Development

Jordan M. Roderick
President, International

Adele D. Ambrose
Executive Vice President, Public Relations & Investor Communications

Christopher F. Corrado
Executive Vice President & Chief Information Officer

William W. Hague
Executive Vice President, International Roaming & Development

Gregory P. Landis
Executive Vice President & General Counsel

D. Jane Marvin
Executive Vice President, Human Resources

Kent Mathy
Executive Vice President, Business Markets Group

J. Tucker Moodey
Executive Vice President, Customer Services

Roderick D. Nelson
Executive Vice President & Chief Technology Officer

Philip H. Osman
Executive Vice President, Mobile Multimedia Services

Brian J. Shay
Executive Vice President, Sales & Distribution Operations

G. Michael Sievert
Executive Vice President & Chief Marketing Officer

Gregory L. Slemons
Executive Vice President, Wireless Network Services

Marilyn J. Wasser
Executive Vice President & Corporate Secretary

Data Offer:

And now, you can add to any Next Generation rate plan, 1mb of mMode, 100 domestic text messages, unlimited incoming text messages, and 10 domestic picture messages all from the AT&T Wireless network for just $12.98 a month.

To take advantage of these special offers, just visit any participating AT&T Wireless store, go online at www.attwireless.com, or call 1 866 REACHOUT. Prices and availability of equipment may vary at dealer locations.

To access your rebate form, go to www.attwireless.com/aroffer, just print it out, fill it out, and mail it in.

Important information about GoPhone offer:

Requires activation on a qualified plan and a Next Generation device. Not available for purchase or use in all areas. Usage is rounded up to the next full minute. Amounts deposited into your account are not transferable or refundable and expire after 30 days. Your service will be suspended once your balance is depleted. Charges for sending text messages, roaming, and long distance, surcharges, assessments, other restrictions, charges and taxes apply. Availability and reliability of service are subject to transmission limitations. Not available with other offers. Offers available for a limited time. You will be bound by the AT&T Wireless GoPhone Service Agreement and rate plan materials. **Weekend Minutes:** Available on plans $39.99 and above for calls placed from the AT&T Wireless National Network. Long distance charges may apply. Weekend airtime is from 12:01am Saturday to 12:00pm Sunday. **Mail-in Rebate:** Phone and service must be active for 30 days and when rebate is processed. Allow 8–10 weeks for rebate check. Sales tax applies to original purchase price. Limited time offer. See rebate form for full details. Mail-in rebates not available in Connecticut.

Important information about other offers and service plans:

An additional monthly $1.75 Regulatory Programs Fee applies to help fund our compliance with various government mandated programs which may not yet be available in your area. This is not a tax or a government required charge.

Requires new activation on a qualified plan, credit approval, two-year agreement, compatible device and $175 cancellation fee. **Not available for purchase or use in all areas.** Availability and reliability of service are subject to transmission limitations. Different rates apply when outside each applicable Service Area. Roaming, additional minute, and long distance charges apply. Various taxes, surcharges, fees and other assessments (e.g., universal connectivity charge) apply. Not available with other offers. Limited time offer. Other restrictions apply. Subject to Service Agreement and printed materials. **Instant Credits:** Require a 2-year agreement and are only available at AT&T Wireless stores, attwireless.com and 866-reachout. **Mail-in Rebates:** Require two-year service agreement and plan $39.99+. Phone and service must be active for 30 days and when rebate is processed. Allow 8–10 weeks for rebate check. See rebate form for full details. Mail-in rebates not available in Connecticut. **Unlimited mMode/text & picture messaging offer:** Offer only available to new customers and customers who migrate to a Next Generation plan and purchase a compatible device. You will receive one month of unlimited picture messaging, text messaging and mMode when you sign up for the bundled plan at $12.98 a month. Only available from the AT&T Wireless network.

For domestic messages only. Not available with GoPhone. Limit one promotion per line. Limited time offer. See in-store printed brochures on mMode, text messaging and picture messaging or attwireless.com/mmode for other restrictions, charges, restrictions and complete details.

Special Annual Report Offers


FREE
Samsung X426
NOKIA
Menu
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Select
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SAMSUNG
$50
mail-in
rebate
Nokia 6820
CALL
1-866-
REACHOUT

Phone Offer:
For a limited time, get a free Samsung X426 color flip phone.

From news to sports scores and text messaging, the X426 will help you manage your life and have fun, too. Retail price $169.99 minus $70.00 instantly with a 2-year agreement for any plan starting at $39.99 a month, minus a $50.00 instant promotional offer, minus a $50.00 mail-in rebate, makes the Samsung X426 free. Pricing and instant credit availability vary by location.

Or get a $50 mail-in rebate off any of our wide selection of phones.

One great choice would be the Nokia 6820, one of our best phones, featuring flip access to a full keyboard that makes text input quick and convenient for e-mail and text messaging. Sign up for any plan starting at $39.99 a month with a 2-year agreement to take advantage of this offer.

GoPhone Equipment Offer:

go phone

Get a $25 mail-in rebate OFF GoPhone equipment when you sign up for any GoPhone plan at any AT&T Wireless store near you, at attwireless.com, or at any of our participating retailers, including: Best Buy, Target, 7-Eleven and Toys"R"Us. Enjoy the flexible wireless service that puts you in control, with no annual contract or credit check. Choose from a variety of plans, most with free weekends.

AT&T Wireless

shareholder information

Corporate Headquarters
AT&T Wireless Services, Inc.
7277 164th Avenue NE
Building 1
Redmond, WA 98052
1-425-580-6000

Stock Information
AT&T Wireless common stock (ticker symbol "AWE") is listed on the New York Stock Exchange. As of December 31, 2003, AT&T Wireless had 2.7 billion shares outstanding, which were held by about 2.8 million shareholders.

Shareholder Services
For service or assistance with your AT&T Wireless registered shareholder account, please contact our Transfer Agent, Mellon Investor Services LLC, online anytime at www.melloninvestor.com or call toll free 1-866-367-6357. (For TDD Hearing Impaired, call 1-800-231-5469.) Automated phone service is available 24 hours a day. Customer service representatives are available Monday through Friday from 9 a.m. to 7 p.m. Eastern Time.

Address shareholder service correspondence to:

Regular Mail	*Registered or Overnight Mail*
Mellon Investor Services	Mellon Investor Services
P.O. Box 3434	85 Challenger Road
South Hackensack, NJ	Ridgefield Park, NJ
07606-3434	07660-2104

Investor Relations Contacts
By Phone: 1-425-580-1652

By Mail: AT&T Wireless Services, Inc.
Investor Relations
7277 164th Avenue NE
Building 1
Redmond, WA 98052

By Email: awsir@attws.com

Customer Contacts
Call 611 without charge from any AT&T Wireless phone or call toll free 1-800-888-7600. Customer care is available 24/7/365. Online customer service is an easy way to manage wireless accounts. View bills, make payments and add features all through our secure website. Registration is free. Visit www.attwireless.com.

Online Access to Material
Please visit Investor Relations on the Internet at www.attwireless.com/wirelessir to view or download electronic versions of the company's financial reports and SEC filings, including:

- Form 10-K Annual Reports
- Form 10-Q Quarterly Reports
- Proxy Statements
- Quarterly Financial Results

Or visit the AT&T Wireless home page at www.attwireless.com to read news about the company and our products, sign up for wireless service or manage your wireless account.

Upon written request to the AT&T Wireless Investor Relations address noted at left, we will mail without charge a copy of our Form 10-K Annual Report filed with the Securities and Exchange Commission.

Supplier Diversity Commitment
As part of its Supplier Diversity Plan, AT&T Wireless has an ongoing commitment to support minority-, woman- and veteran-owned businesses. For more information please call 1-425-AWS-MWBE (1-425-297-6923).

Recycling
This annual report is printed entirely on recycled paper.



AT&T Wireless
Julia
Designer, friend and news fanatic
Stays connected on AT&T Wireless
Chats, texts & checks in while riding the ferry
AT&T Wireless Services, Inc.
7277 164th Avenue NE, Building 1, Redmond WA 98052
www.attwireless.com